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As filed with the Securities and Exchange Commission on August 22, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TIDELANDS BANCSHARES, INC.
(Name of small business issuer in its charter)

South Carolina	6022	02-0570232
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

875 Lowcountry Blvd
Mount Pleasant, South Carolina 29464
(843) 388-8433
(Address and telephone number of principal executive offices)

Robert E. Coffee, Jr.
Chief Executive Officer
875 Lowcountry Blvd
Mount Pleasant, South Carolina 29464
(843) 388-8433
(Name, address, and telephone number of agent for service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

J. Brennan Ryan, Esq.
Neil E. Grayson, Esq.
Jason R. Wolfersberger, Esq.
Nelson Mullins Riley & Scarborough LLP
Poinsett Plaza, Suite 900
104 South Main Street
Greenville, South Carolina 29601
Telephone: (864) 250-2300
Facsimile: (864) 232-2925	Thomas O. Powell, Esq.
David W. Ghegan, Esq.
Patrick W. Macken, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000
Facsimile: (404) 962-6658

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common stock			$23,000,000	$2,461

(1)
Includes aggregate offering price for shares that the underwriter has the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST    , 2006

Preliminary Prospectus

                     Shares

Common Stock

        Tidelands Bancshares, Inc. is the holding company for Tidelands Bank, a South Carolina state bank headquartered in Mount Pleasant, South Carolina.

        We are offering            shares of our common stock. Our common stock is currently quoted on the OTC Bulletin Board under the symbol "TDBK.OB." The last reported sale of our common stock on August 11, 2006 was $18.00 per share. We have applied to have our common stock listed for quotation on the NASDAQ Global Market under the symbol "TDBK."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Price to public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Tidelands Bancshares, Inc.	$	$

(1)
The underwriting discount is $            per share, except with respect to up to            shares subject to the underwriter's over-allotment option for which the underwriting discount is $            per share.

        We have granted the underwriter a 30-day option to purchase up to            additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings accounts, deposits, or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriter expects to deliver the common stock to purchasers against payment in New York, New York on or about            , 2006, subject to customary closing conditions.

S A N D L E R  O ' N E I L L  +  P A R T N E R S,  L . P .

The date of this prospectus is            , 2006

[MAP OF LOCATIONS TO BE PROVIDED]

        You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. We are not, and the underwriter is not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus will be materially accurate so long as we permit this prospectus to be used.

        Unless the context indicates otherwise, all references in this prospectus to "we," "us," and "our" refer to Tidelands Bancshares, Inc. and its subsidiary, Tidelands Bank, on a consolidated basis.

SUMMARY

        This summary highlights material information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should read carefully the more detailed information set forth in this prospectus and our financial statements before making a decision to invest in our common stock. All financial information, operating statistics, and ratios in this prospectus are based on generally accepted accounting principles as applied in the United States, which we also refer to as GAAP.

Tidelands Bancshares, Inc.

        We are a South Carolina corporation organized in 2002 to serve as the holding company for Tidelands Bank, a state-chartered banking association under the laws of South Carolina. Tidelands Bank commenced operations in October 2003 through our main office located in Mount Pleasant, South Carolina. We have grown rapidly to $301.9 million in assets as of June 30, 2006 and have created an infrastructure to support our future growth. In addition to our main office, we have one full service branch in Summerville, South Carolina, one full service branch in Myrtle Beach, South Carolina, and one loan production office in the West Ashley area of Charleston, South Carolina. We have plans to open an additional branch in the Park West area of Mount Pleasant and convert the West Ashley loan production office to a full service branch by the end of the second quarter of 2007. In addition, we have recently identified an experienced banker and plan to open a loan production office in the Hilton Head area of South Carolina in the third quarter of 2006.

        In March 2005, we raised net proceeds of approximately $14.9 million in a private placement of common stock to support our growth. We have successfully applied this capital to our operations and continued to grow rapidly, maintaining our strong asset quality and achieving our first quarterly profit in the third quarter of 2005. Specifically, we have:

  •
  increased our assets to $301.9 million, net loans to $242.7 million, deposits to $250.3 million, and total shareholders' equity to $23.9 million as of June 30, 2006;

  •
  leveraged this additional capital from an equity to assets ratio of 20.62% as of March 31, 2005 to 7.92% as of June 30, 2006;

  •
  maintained strong credit quality, with no nonperforming assets and no charge-offs since our inception;

  •
  increased net income in each of the last three quarters, recording net income of $377,000 for the three months ended June 30, 2006;

  •
  achieved an annualized return on average assets of 0.60% and an annualized return on average equity of 6.32% for the six months ended June 30, 2006; and

  •
  grown to 48 employees as of June 30, 2006 while strengthening our management team in areas such as credit administration, risk management, and asset liability/liability management.

Our Market Area

        Our primary market area is the Charleston metropolitan area (which includes Charleston, Dorchester, and Berkeley counties), Myrtle Beach, the Hilton Head area, and additional markets along the coast. This area is one of the most attractive markets in the Southeast and includes over 180 miles of Atlantic coastline, reaches inland to Interstate highway 95, and offers a wide diversity of recreational, arts, and cultural experiences to residents and visitors. According to FDIC data, total deposits in the Charleston metropolitan area increased 67% from approximately $4.3 billion in 2000 to approximately $7.2 billion in 2005. According to U.S. Census Bureau estimates, the population of the Charleston metropolitan area was almost 600,000 in 2005, an increase of 8% from 2000. Mount

Pleasant, which is where we are headquartered, now ranks as the sixth largest city in South Carolina with the third highest per capita income in the state.

        The economy of Charleston is diverse and vibrant having recently experienced significant growth in tourism, healthcare, and manufacturing, and at the Port of Charleston. Notably, in 2004, approximately 4.7 million people visited the Charleston region (a 47% increase from 1997) and spent approximately $5.7 billion (a 138% increase from 1997). The Port of Charleston is the top ranked container cargo port on the South Atlantic and Gulf coasts, is second only to New York and New Jersey on the East Coast, and is the fourth largest container port in the United States. Recent economic expansion in the manufacturing sector includes the construction of two new plants designed for the production and assembly of the fuselage sections for Boeing's new 787 Dreamliner. These two plants are expected to create approximately 750 jobs. In total, these plants represent a $560 million investment, the largest in South Carolina since BMW entered the state in the early 1990s.

        Our additional market areas along the South Carolina coast are also experiencing significant growth. The Myrtle Beach area, also known as South Carolina's Grand Strand, is a 60-mile stretch of coastline extending from the South Carolina state line at Little River (Horry County) south to Pawleys Island (Georgetown County). According to FDIC data, total deposits in the Myrtle Beach metropolitan statistical area increased 69% from approximately $2.8 billion in 2000 to approximately $4.8 billion in 2005. According to U.S. Census Bureau estimates, the population of the Myrtle Beach metropolitan statistical area was approximately 227,000 in 2005, an increase of approximately 15% from 2000. A significant portion of this growth is attributable to retirees. In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation's top retirement locations. Today, approximately 25% of South Carolina's residents are over 55 years of age and Horry County is No. 1 among the top five regions in the state where retirees are relocating. The growth in Myrtle Beach's retirement population is projected to fuel total population growth of 48% from 2005 to 2030. Similar to Charleston, tourism plays a vital role in the economy of Myrtle Beach. The American Automobile Association recently ranked the area as the nation's second most popular tourist destination with an estimated 13.7 million visitors annually.

        Hilton Head, located in Beaufort County, approximately 45 miles north of Savannah, Georgia and 90 miles south of Charleston, is also an internationally recognized vacation destination famous for its championship golf courses, beaches, and resorts. The Hilton Head Chamber of Commerce estimates that the year-round tourism industry accounts for more than 60% of local jobs and contributes in excess of $1.5 billion annually to the Hilton Head economy. According to FDIC data as of June 30, 2005, total deposits in Beaufort County increased 51% from approximately $1.8 billion in 2000 to approximately $2.8 billion in 2005. According to U.S. Census Bureau estimates, the population of Beaufort County increased 14% from 120,937 in 2000 to 137,849 in 2005, and is projected to grow an additional 10% by 2010. The median family income of Hilton Head residents in 2005 was approximately $72,000, compared with $43,000 for South Carolina and $50,000 nationally.

        We believe the combination of full-time residents and visitors will continue to support businesses such as real estate development, construction, manufacturing, healthcare, and education and favors the expansion of community-based banking services in our market areas.

Our Strategy

        Our strategy is to build a coastal South Carolina community bank franchise in Charleston, Myrtle Beach, the Hilton Head area, and in other select fast-growing markets along the coast. We believe that the favorable growth trends in our markets will continue as people continue to relocate to these areas. We believe that this growth will provide significant banking opportunities as real estate and commercial businesses are developed to serve these new residents. We are raising additional capital to support our asset growth and to allow us to continue expanding our franchise.

        We focus on our core operating strength of relationship banking to grow our business. We implement this strategy by strengthening our existing customer relationships, generating new relationships through referrals and marketing, and expanding our market presence by opening additional offices. Specifically, we focus on the following core operating and growth strategies:

        Relationship Banking.    We have assembled an experienced team of bankers, combining extensive market knowledge with an energetic and entrepreneurial culture. The members of our management team have close ties to, and are actively involved in, the communities where we operate, which is critical to our relationship banking focus. By leveraging our team's experience and personal contacts, we have achieved our success to date by focusing on professionals, entrepreneurs, small business owners, and their family members in the Charleston and Myrtle Beach markets. Our senior management team consists of the following individuals:

  •
  Robert E. Coffee, Jr., our president and chief executive officer, has had a 33-year banking career, most of which was spent on the South Carolina coast. He organized a de novo bank in 1986 on the north end of the "Grand Strand" portion of the South Carolina coast near Myrtle Beach that later merged with Anchor Bank in 1993. Mr. Coffee remained with Anchor Bank as executive vice president, chief administrative officer, and a director until it subsequently merged with The South Financial Group in 2000. Following this merger, Mr. Coffee was retired until he joined us as our chief executive officer in February 2003.

  •
  Alan W. Jackson, CPA, our executive vice president and chief financial officer, began his career with KPMG conducting bank audits. He was chief financial officer with Community Bank and Trust, in Marion, North Carolina from 1991 until it merged in 1998. In 1998, he joined the organizers of High Country Bank in Boone, North Carolina, where he served as the chief financial officer for five years.

  •
  Robert H. Mathewes, Jr., our executive vice president and principal banking officer for our bank, is a coastal South Carolina native and has 16 years of banking experience, 13 of which have been spent in Charleston. Most recently, he was business services officer at BB&T in Charleston from August 2000 to April 2002, where he was responsible for loan growth, portfolio management, and customer service. He was a commercial lender with SouthTrust Bank in Charleston from March 1997 to July 2000.

  •
  Milon C. Smith, our senior vice president and chief credit officer, has 31 years of banking experience, 28 of which was spent with Bank of America, or its predecessor banks, as a commercial lending officer, credit risk officer, and credit products officer. Most recently, he served as chief credit officer of People's Community Bank of South Carolina from 2002 to 2005.

  •
  James M. Bedsole, our senior vice president and chief risk officer, has 20 years of experience as a risk and control expert with experience in financial institution regulatory compliance, internal audit, and risk management. Among other positions, he served as assistant director of the southeast region for a compliance consulting firm from 2004 to 2005, senior vice president and regulatory risk manager for The South Financial Group from 2000 to 2004, and senior vice president and director of internal audit and compliance at Anchor Bank from 1995 to 2000.

        With the recent additions of Messrs. Smith and Bedsole, we believe we have significantly enhanced our credit administration and risk management operations to a level not often seen in community banks at our stage of development. With this management team in place, we believe we are well positioned for future growth.

        Strategic Expansion.    Our growth plan includes expanding within our existing markets in Charleston and Myrtle Beach, as well as into other fast-growing areas along the coast, such as the Hilton Head area, by opening new offices or through strategic acquisitions. We intend to expand outside our existing markets by opening new offices only after identifying an attractive market and hiring experienced bankers with local expertise to run our operations. After retaining these bankers, we will generally first open a loan production office in the market. Once we have built a sufficient loan and customer base at the loan production office, we will then convert the loan production office to a full service branch to further serve that market. We believe this expansion philosophy enables us to test our markets and be more efficient upon the opening of a full service branch. We also believe it will allow us to diversify our loan portfolio and assist us in obtaining lower cost deposits that are less affected by changes in interest rates.

  •
  Current Markets.    To date, we have focused on growing our presence in the Charleston and Myrtle Beach metropolitan markets. In addition to our main office in Mount Pleasant, we have opened a temporary branch office in Summerville, a loan production office in the West Ashley area of Charleston, and a temporary branch office in Myrtle Beach. We have definitive plans to move into permanent full service branch offices in each of these three locations in the second quarter of 2007. Further, we also plan to open a new branch office in the Park West area of Mount Pleasant in the first quarter of 2007. To support these branches, we will open a new operations center in Mount Pleasant in the fourth quarter of 2006. We will continue to recruit strong, experienced lending and deposit gathering employees within these markets to drive future growth in these branch offices.

  •
  Hilton Head Area Market.    We have recently identified an experienced banker to run our operations in this new market. This individual has over 20 years of experience, the last six of which were spent as regional president of a savings bank in the Hilton Head area. We plan to open a loan production office in the Hilton Head area in the third quarter of 2006, which will be supported by this banker.

  •
  Future Coastal Expansion.    Although we have no definitive plans, we are also actively seeking to expand into other locations, such as the Murrell's Inlet area in the southern section of the Myrtle Beach Grand Strand. We intend to achieve our expansion objectives by opening new offices or through strategic acquisitions.

        Strong Credit Quality.    Since commencing operations, we have emphasized a strong credit culture based on traditional credit measures and underwriting standards as well as the experience and market knowledge of our lenders and compliance officers. Recently, we enhanced our focus on credit quality by hiring Milon C. Smith to serve as our chief credit officer and James M. Bedsole to serve as our chief risk officer. Combined, these officers have over 51 years of experience in credit administration and risk management, 23 of which were spent on the South Carolina coast. We maintain a continuous internal loan review system and engage an independent consultant on a semi-annual basis to review loan files on a test basis to confirm our loan grading. We have also imposed an internal lending limit that is below our legal lending limit, which we believe helps to further mitigate the risk in our loan portfolio. We believe the results of our intense focus on credit quality are evidenced by the fact that we have had no nonperforming assets and no charge-offs since our inception. As we continue to grow, we intend to add additional employees to assist with credit administration and loan review.

Corporate Information

        Our principal executive offices are located at 875 Lowcountry Boulevard, Mount Pleasant, South Carolina 29464. Our telephone number is (843) 388-8433. Our website is www.tidelandsbank.com. Information on our website is not incorporated herein by reference and is not part of this prospectus.

The Offering

Common stock offered by us	shares(1)
Common stock outstanding after the offering	shares(2)
Net proceeds
The net proceeds of this offering are expected to be approximately $ million without giving effect to any exercise of the underwriter's over-allotment option, assuming an offering price of $ per share (based on the closing price of our common stock on the OTC Bulletin Board on , 2006).
Use of proceeds
We plan to use the net proceeds from this offering for general corporate purposes, including increasing Tidelands Bank's capital to support our asset growth and expanding our branch network. See "Use of Proceeds."
Dividends on common stock
We have not paid any cash dividends on our common stock since our inception, electing to retain earnings to fund our growth. We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future. See "Dividend Policy."
Stock symbol	TDBK.OB. We have applied to have our common stock listed for quotation on the NASDAQ Global Market under the symbol "TDBK."

(1)
The number of shares offered assumes that the underwriter's over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional            shares.

(2)
The number of shares outstanding after the offering is based on the number of shares outstanding as of                        , 2006 and assumes that the underwriter's over-allotment option is not exercised. It excludes an aggregate of            shares reserved for issuance under our stock option plan, of which options to purchase             shares at a split-adjusted average exercise price of $            had been granted and remained outstanding as of            , 2006. On March 29, 2007, the resale restrictions on the 1,712,000 shares of common stock (or    % of our common stock to be outstanding after the offering) we issued in a private placement will expire and those shares held by non-affiliates will become freely tradable without restriction.

Risk Factors

        Before investing, you should carefully consider the information set forth under "Risk Factors," beginning on page 8, for a discussion of the risks related to an investment in our common stock.

Summary Consolidated Financial Data

        Our summary consolidated financial data presented below as of and for the years ended December 31, 2005, 2004, and 2003 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2005 and 2004 are included elsewhere in this prospectus. Our summary consolidated financial data as of and for the six months ended June 30, 2006 and 2005 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with GAAP. Our results of operations for the six months ended June 30, 2006 and 2005 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2006. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands except per share data)
Summary Balance Sheet Data:
Assets	$301,918	$145,290	$206,414	$75,557	$28,710
Investment securities	26,293	13,550	11,933	14,368	6,974
Loans (net)	242,707	118,285	177,415	54,591	9,792
Allowance for loan losses	3,073	1,503	2,245	700	135
Deposits	250,320	115,265	174,648	60,300	13,215
Securities sold under agreement to repurchase	6,500	6,500	6,500	6,500	6,500
Other borrowed funds	—	35	30	40	51
Junior subordinated debentures	8,248	—	—	—	—
FHLB advance	10,000	—	—	—	—
Shareholders' equity	23,921	22,821	23,095	8,309	8,831
Summary Results of Operations Data:
Interest income	$9,296	$3,212	$9,231	$2,353	$159
Interest expense	4,705	1,269	4,051	820	73

Net interest income	4,592	1,943	5,180	1,533	86
Provision for loan losses	$828	$803	$1,545	$565	$135

Net interest income (loss) after provision for loan losses	3,763	1,140	3,635	968	(49)
Noninterest income	427	178	475	329	27
Noninterest expense	3,031	1,863	4,050	2,514	1,043

Income (loss) before taxes	1,159	(545)	60	(1,217)	(1,065)
Income tax expense (benefit)	429	185	20	(414)	(546)

Net income (loss)	$730	$(360)	$40	$(803)	$(519)

Per Share Data:(1)
Net income (loss), basic	$0.24	$(0.16)	$0.02	$(0.62)	$(1.33)
Net income (loss), diluted	$0.23	$(0.16)	$0.02	$(0.62)	$(1.33)
Book value	$7.80	$7.52	$7.59	$6.30	$6.81
Weighted average number of shares outstanding:
Basic	3,046,073	2,194,455	2,620,990	1,291,821	389,294
Diluted	3,128,159	2,202,292	2,635,446	1,291,821	389,294

Performance Ratios:
Return (loss) on average assets	0.60%	(0.67)%	0.03%	(1.54)%	(1.30)%
Return (loss) on average equity	6.32%	(4.60)%	0.20%	(9.55)%	(3.25)%
Net interest margin(2)	3.91%	3.74%	3.75%	3.11%	2.68%
Efficiency ratio(3)	60.40%	87.84%	71.62%	135.02%	923.01%
Loan to deposit ratio	98.2%	103.9%	102.9%	91.69%	75.11%
Asset Quality Ratios:(4)
Nonperforming assets, past due and restructured loans to total loans	0.00%	0.00%	0.00%	0.00%	0.00%
Nonperforming assets, past due and restructured loans to total assets	0.00%	0.00%	0.00%	0.00%	0.00%
Net charge-offs to average total loans	0.00%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to nonperforming loans	n/m	n/m	n/m	n/m	n/m
Allowance for loan losses to total loans	1.25%	1.25%	1.25%	1.27%	1.36%
Capital Ratios:(5)
Equity to assets ratio(6)	7.92%	15.71%	11.19%	10.99%	30.76%
Leverage ratio	11.27%	16.53%	11.76%	10.13%	n/m
Tier 1 risk-based capital ratio	12.12%	15.57%	11.02%	11.43%	n/m
Total risk-based capital ratio	13.32%	16.65%	12.14%	12.53%	n/m
Growth Ratios:
Percentage change in assets	46.27%	92.29%	173.19%	163.17%	—
Percentage change in net loans	36.80%	116.67%	224.99%	457.51%	—
Percentage change in deposits	43.33%	91.15%	189.63%	356.29%	—
Percentage change in shareholders' equity	3.58%	174.65%	177.94%	(5.91)%	—
Other Data:
Number of banking offices	3	2	3	1	1
Number of employees	48	32	41	23	17

(1)
Adjusted for the five-for-four stock split we completed in January 2005.

(2)
Net interest margin for 2003 is measured from the opening of the bank, October 6, 2003, to December 31, 2003.

(3)
Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

(4)
As of June 30, 2006, we had no charge-offs or nonperforming loans.

(5)
Reflects regulatory capital ratios of the holding company even though such ratios were not applicable to the holding company in the periods presented because we had less than $500 million in assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources."

(6)
We had no intangible assets in the periods presented.

As used in the table above, "n/m" means not a meaningful measurement.

RISK FACTORS

        An investment in shares of our common stock involves various risks, and you should not invest in our common stock unless you can afford to lose some or all of your investment. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with other information contained in this prospectus, including our consolidated financial statements and related notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks which have not been identified or which we believe are immaterial or unlikely.

Risks Related to our Business

We have grown rapidly and may not be able to sustain this rate of growth for future periods.

        We have grown rapidly since opening Tidelands Bank in October 2003. However, we may not be able to sustain this rate of growth and may not even be able to grow our business at all. Because of our relatively small size and short operating history, it will be difficult for us to generate similar asset growth rates as we continue to expand, and consequently our historical results of operations are not necessarily indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our rate of growth, our results of operations, and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

We are dependent on key individuals and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

        Robert E. Coffee, Jr., our president and chief executive officer, has extensive and long-standing ties within our market area and substantial experience with our operations which has contributed significantly to our growth. If we lose the services of Mr. Coffee, he would be difficult to replace and our business and development could be materially and adversely affected.

        Our success also depends, in part, on our continued ability to attract and retain experienced management personnel and loan originators, including Alan W. Jackson, Robert H. Mathewes, Jr., Milon C. Smith, and James M. Bedsole. The loss of the services of several of such key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel.

The success of our growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which we intend to expand.

        To expand our coastal franchise successfully, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we may expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from more established financial institutions. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy requires both management and financial resources and is often lengthy. Our inability to identify, recruit, and retain talented personnel to manage new offices effectively would limit our growth and could materially adversely affect our business, financial condition, and results of operations.

An economic downturn, especially one affecting the Charleston and Myrtle Beach metropolitan areas, could reduce our customer base, our level of deposits, and demand for financial products such as loans.

        Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our markets, primarily the Charleston and Myrtle Beach metropolitan areas. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. An economic downturn would likely contribute to the deterioration of the credit quality of our loan portfolio and reduce our level of customer deposits, which in turn would hurt our business. Interest received on loans represented approximately 94.7% of our interest income for the six months ended June 30, 2006. If an economic downturn occurs in the economy as a whole, or in the Charleston or Myrtle Beach metropolitan markets, borrowers may be less likely to repay their loans as scheduled or at all. Moreover, the value of real estate or other collateral that may secure our loans could be adversely affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. An economic downturn could, therefore, result in losses that could materially and adversely affect our business.

The lack of seasoning of our loan portfolio makes it difficult to assess the adequacy of our loan loss reserves accurately.

        We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

  •
  an ongoing review of the quality, mix, and size of our overall loan portfolio;

  •
  our historical loan loss experience;

  •
  evaluation of economic conditions;

  •
  regular reviews of loan delinquencies and loan portfolio quality; and

  •
  the amount and quality of collateral, including guarantees, securing the loans.

However, there is no precise method of predicting credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, due to our rapid growth over the past several years and our limited operating history, a large portion of the loans in our loan portfolio was originated recently. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." As a result, a portfolio of older loans will usually perform more predictably than a newer portfolio. As of June 30, 2006, we had no nonperforming loans or loans 30 days or more past due. In addition, we have not charged-off any loans since our inception. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would decrease our net income and possibly our capital.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

        Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

  •
  the duration of the credit;

  •
  the credit profile of a particular customer;

  •
  the changes in economic and industry conditions; and

  •
  in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

        While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of June 30, 2006, approximately $30.3 million of our loans, or 92.6% of our bank's capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which 10 loans totaling approximately $4.3 million had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan to value exceptions are set at 30% of our bank's capital. At June 30, 2006, $17.6 million of our commercial loans, or 53.9% of our bank's capital, exceeded the supervisory loan to value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

        A significant portion of our loan portfolio is secured by real estate. As of June 30, 2006, approximately 88.9% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in our primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

A large percentage of the loans in our portfolio currently include exceptions to our loan policies and supervisory guidelines.

        All of the loans that we make are subject to written loan policies adopted by our board of directors and to supervisory guidelines imposed by our regulators. Our loan policies are designed to reduce the risks associated with the loans that we make by requiring our loan officers to take certain steps that vary depending on the type and amount of the loan, prior to closing a loan. These steps include, among other things, making sure the proper liens are documented and perfected on property securing a loan, and requiring proof of adequate insurance coverage on property securing loans. Loans that do not fully comply with our loan policies are known as "exceptions." We categorize exceptions as policy exceptions, financial statement exceptions and collateral exceptions. As of June 30, 2006, approximately 19.5% of the loans in our portfolio included collateral exceptions to our loan policies, which significantly exceeds the 10% suggested by our regulators. As a result of these exceptions, such loans may have a higher risk of loan loss than the other loans in our portfolio that fully comply with our loan policies. In addition, we may be subject to regulatory action by federal or state banking authorities if they believe the number of exceptions in our loan portfolio represents an unsafe banking practice. Although we have recently taken steps to reduce the number of exceptions in our loan portfolio, such as the hiring a chief credit officer and chief risk officer, we may not be successful in reducing the number of exceptions in our loan portfolio.

Changes in interest rates may reduce our profitability.

        Our profitability depends in large part on our net interest income, which is the difference between interest income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Approximately 75.7% of our loans were variable rate loans at June 30, 2006, and we were liability sensitive at June 30, 2006. During 2006, we expect to be liability sensitive over the one year horizon, which means that our net interest income will generally decrease in higher interest rate environments and rise in lower interest rate environments. Our net interest income will be adversely affected if market interest rates change such that the interest we earn on loans and investments decreases faster than the interest we pay on deposits and borrowings. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.

        The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere.

        We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as BB&T, Bank of America, Wachovia, and Carolina First Bank. These institutions offer some services, such as extensive and established branch networks and trust services that we do not provide. We also compete with local community banks in our market. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits and pay higher wages for new employees, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We may not be able to compete with our larger competitors for larger customers because our lending limits are lower than theirs.

        We are limited in the amount we can loan a single borrower by the amount of the bank's capital. Our legal lending limit is 15% of the bank's capital and surplus, or $4.9 million at June 30, 2006. Our internal lending limit was $3.2 million at June 30, 2006. Even though our legal lending limit will increase after this offering, it will still be significantly less than the limit for our larger competitors and may affect our ability to seek relationships with larger businesses in our market area.

We are subject to extensive regulation that could limit or restrict our activities.

        We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by the South Carolina Board of Financial Institutions, the FDIC, and the Federal Reserve Board. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We must also meet regulatory capital requirements. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity, and results of operations would be materially and adversely affected. Our failure to remain "well capitalized" for regulatory purposes could affect customer confidence, our ability to grow, our cost of funds and FDIC insurance, our ability to pay dividends on common stock, and our ability to make acquisitions.

        The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, and make loans. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations, and enforcement policies that apply to us have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. Our cost of compliance could adversely affect our ability to operate profitably. See "Supervision and Regulation."

Our future growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

        We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital levels following this offering will satisfy our regulatory requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital will depend in part on conditions in the capital markets at that time, which are outside our control, and our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

We will face risks with respect to future expansion and acquisitions or mergers.

        Although we do not have any current plans to do so, we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

  •
  taking additional time and creating expense associated with identifying and evaluating potential acquisitions and merger partners;

  •
  using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

  •
  diluting our existing shareholders in an acquisition;

  •
  taking additional time and creating expense associated with evaluating new markets for expansion, hiring experienced local management, and opening new offices, as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;

  •
  taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management's attention being diverted from the operation of our existing business;

  •
  taking time and creating expense integrating the operations and personnel of the combined businesses;

  •
  creating an adverse short-term effect on our results of operations; and

  •
  losing key employees and customers as a result of an acquisition that is poorly received.

        We have never acquired another institution before, so we lack experience in handling any of these risks. There is also a risk that any expansion effort will not be successful.

Efforts to comply with Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

        The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. For example, for the year ended December 31, 2007, we will be required to comply with Section 404 of the Sarbanes-Oxley Act and our management will be required to issue a report on our internal controls over financial reporting. We expect the applicability of these rules and regulations to us will continue to increase our accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

        We are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, the trading price of our common stock could decline, our ability to obtain any necessary equity or debt financing could suffer, and, if accepted for listing, our common stock could ultimately be delisted from the NASDAQ Global Market. In this event, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.

        In addition, the rules adopted as a result of the Sarbanes-Oxley Act could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, which could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

We are currently undertaking a number of construction projects which could divert the time and attention of our senior management.

        Over the course of the next 12 months, we intend to engage in several simultaneous construction projects relating to the improvement of our current facilities and the addition of new facilities. These projects include the construction of four traditional stand-alone branches, two of which will replace current store-front branches, and the construction of a separate operations center. We rely on our chief executive officer, chief financial officer and other senior management to oversee these construction projects. Generally, these officers do not have experience in managing construction projects. As a result, there is a risk that such projects may take longer or result in greater expenses than we intend. In addition, the time required to oversee such projects could result in management's attention being materially diverted from the operations of our business. This could result in an adverse effect on our near-term results of operations.

Given the geographic concentration of our operations, we could be significantly affected by any hurricane that affects coastal South Carolina.

        Our operations are concentrated in and our loan portfolio consists almost entirely of loans to persons and businesses located in coastal South Carolina. Similarly, the collateral for many of our loans consists of real and personal property located in this same geographic area. This area is susceptible to hurricanes which could cause extensive damage to the general region. Disaster conditions resulting from any hurricane that hits in this area would adversely affect the local economies and real estate markets, which could negatively impact our business. Adverse economic conditions resulting from such a disaster could also negatively impact the ability of our customers to repay their loans and could affect the value of the collateral securing these loans. Furthermore, damage resulting from any hurricane could also result in continued economic uncertainty that could negatively impact businesses in those areas. Consequently, our ability to continue to originate loans may be impaired by adverse changes in local and regional economic conditions in this area following any hurricane.

Risks Related to an Investment in Our Common Stock

A public trading market for our common stock may not develop or be maintained.

        Our common stock is currently quoted on the OTC Bulletin Board. Trading activity on the OTC Bulletin Board may lack the depth, liquidity, and orderliness necessary to maintain a liquid market. Although we have applied to list our common stock for quotation on the NASDAQ Global Market under the symbol "TDBK," an established and liquid trading market may not develop, it may not continue if it does develop, and, after completion of this offering, our common stock may not trade at or above the public offering price. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing.

Purchasers of our common stock will experience immediate dilution.

        If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately      % in the value of your investment, in that our net tangible book value per share will be approximately $            , compared with an assumed offering price of $            (based on the closing price of our common stock on the OTC Bulletin Board on                        , 2006). See "Dilution."

If a significant number of currently restricted shares are traded following the expiration of resale restrictions in March 2007, our stock price could be adversely affected.

        On March 29, 2005, we issued 1,712,000 shares of our common stock in a private placement. These shares are subject to restrictions on transferability and resale, and they may not be transferred or resold except as permitted under the Securities Act of 1933 and applicable state securities laws, pursuant to registration or an exemption from registration. All investors are prohibited from selling the shares for a specified period of time, generally two years, although non-affiliate shareholders were permitted to sell a limited number of shares beginning one year after acquiring the shares pursuant to Rule 144. After two years, non-affiliate shareholders may sell the shares without restriction pursuant to Rule 144. All of our affiliates (no matter how long they have held the shares) will remain subject to resale restrictions under Rule 144. On March 29, 2007, the resale restrictions on the 1,712,000 shares of common stock (or    % of our common stock to be outstanding after the offering) we issued in the private placement will expire, and those shares held by non-affiliates will become freely tradable without restriction. If a significant number of shares are traded immediately following the expiration of the resale restrictions, the price of our common stock could be adversely affected.

The exercise of outstanding stock options held by our directors, employees, and consultants will result in dilution of your ownership.

        As of June 30, 2006, we had options outstanding to purchase 238,639 shares of our common stock at a weighted average exercise price of $9.29 per share. In addition, under the terms of our 2004 Stock Incentive Plan, the number of shares of common stock available for grant under the plan is subject to automatic adjustment such that shares representing 20% of our then outstanding common stock are available for grant at any time. As a result, the number of shares available for grant under the plan will increase as a result of this offering and will increase in the future with any issuance by us of common stock. The issuance of shares subject to options under the plan will result in future dilution of your ownership of our common stock.

We have implemented anti-takeover devices that could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

        In many cases, shareholders would receive a premium for their shares if we were purchased by another company. However, under South Carolina law we cannot be acquired until we have been in business for at least five years, or October 2008, and even then state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase us without approval of our board of directors. For example, our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities in the event a takeover does occur. See "Description of Capital Stock—Anti-takeover Effects."

We have broad discretion in allocating the net proceeds from this offering.

        We intend to use the net proceeds from this offering for general corporate purposes, including increasing Tidelands Bank's capital to support our asset growth and expanding our branch network. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could have a material adverse effect on our business.

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends if we decide to do so.

        Since our inception, we have not paid any cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. Even if we decide to pay cash dividends in the future, our ability to do so will be limited by regulatory restrictions, by the bank's ability to pay cash dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the bank's operations. The ability of the bank to pay cash dividends to us is limited by its obligations to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to South Carolina state banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock. At June 30, 2006, the bank was prohibited from declaring a dividend because it had an accumulated deficit of approximately $384,000.

The holder of our junior subordinated debentures has rights that are senior to those of our common shareholders.

        We have supported our continued growth through the issuance of trust preferred securities from a special purpose trust and an accompanying sale of $8.0 million junior subordinated debentures to this trust. Payments of the principal and interest on the trust preferred securities of this trust are conditionally guaranteed by us. We must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holder of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, without limitation, our future economic performance, plans and objectives for future operations, and projections of revenues and other financial items that are based on our beliefs, as well as assumptions made by and information currently available to us. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "could," "project," "predict," "expect," "estimate," "continue," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results, performance, or achievements may differ materially from the results expressed or implied by our forward-looking statements.

        The cautionary statements in the "Risk Factors" section and elsewhere in this prospectus also identify important factors and possible events which involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $       million, or approximately $       million if the underwriter's over-allotment option is exercised in full. In each case, this assumes a public offering price of $            per share (based on the closing sale price of our common stock on the OTC Bulletin Board on                        , 2006) and the deduction of estimated offering expenses of approximately $            and the underwriting discount. We plan to use the net proceeds for general corporate purposes, which may include, among other things, providing additional capital to our bank to support asset growth and our branch network expansion.

CAPITALIZATION

        The following table shows our capitalization as of June 30, 2006. Our capitalization is presented on a historical basis and on an as-adjusted basis to give effect to the sale of            shares in this offering based on an assumed offering price of $            per share (based on the closing price of our common stock on the OTC Bulletin Board on                        , 2006), as if the offering had been completed as of June 30, 2006 and assuming:

  •
  the net proceeds of the offering are $            million, after deducting the estimated underwriting discount and estimated offering expenses of approximately $            ; and

  •
  the underwriter's over-allotment option is not exercised.

        The following data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2006
	Actual	As Adjusted
	(dollars in thousands)
Long-Term Indebtedness:
Junior subordinated debentures(1)	$8,248		$8,248
FHLB advance	10,000		10,000
Shareholders' Equity:(2)
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—		—
Common stock, par value $.01 per share; 10,000,000 shares authorized; 3,064,981 shares issued and outstanding; [ ] shares issued and outstanding, as adjusted	$31	$
Capital surplus	$25,356	$
Retained deficit	(1,123)
Accumulated other comprehensive income, net of tax	(343)

Total shareholders' equity	$23,921	$

Total capitalization(3)	$48,669	$

Capital Ratios:(4)
Equity to assets ratio(5)	7.92%			%
Leverage ratio	11.27%			%
Tier 1 risk-based capital ratio	12.12%			%
Total risk-based capital ratio	13.32%			%

(1)
Subordinated debt associated with outstanding trust preferred securities.

(2)
As of July 25, 2006, there were 3,064,981 shares of common stock outstanding, and we had 238,639 shares of common stock subject to the issuance of outstanding options with a weighted average exercise price of $9.29 per share.

(3)
Includes long-term indebtedness and total shareholders' equity.

(4)
Regulatory capital ratios were not applicable to the holding company in the periods presented because we had less than $500 million in assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources."

(5)
We had no intangible assets as of June 30, 2006.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

        The net tangible book value of our common stock as of June 30, 2006 was approximately $23.9 million, or $7.80 per share, based on the number of shares of common stock outstanding as of June 30, 2006. Net tangible book value per share is equal to the amount of our shareholders' equity less intangible assets, divided by the number of shares of common stock outstanding as of June 30, 2006.

        After (i) giving effect to the sale of            shares of common stock in this offering, at the assumed public offering price of $            per share (based on the closing price of our common stock on the OTC Bulletin Board on                        , 2006), assuming that the underwriter's over-allotment option is not exercised, and (ii) deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of June 30, 2006 would have been approximately $            million, or $            per share. This offering will result in an immediate increase in net tangible book value of $            per share to existing shareholders and an immediate dilution of $            per share to new investors, or approximately      % of the assumed offering price of $            per share. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the offering price of $            per share. The following table illustrates this per share dilution:

Assumed offering price per share	$
Net tangible book value per share at June 30, 2006		$7.80
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share at June 30, 2006
Dilution per share to new investors	$

MARKET FOR OUR COMMON STOCK

        Our common stock was approved for quotation on the OTC Bulletin Board under the symbol "TDBK.OB" in November 2005. Although our common stock is quoted on the OTC Bulletin Board, there has been limited trading, at widely varying prices, and trading to date has not created an active market for our common stock. Thus, the prices at which trades occurred may not be representative of the actual value of our common stock. On a number of days during this period, there were no trades at all in our common stock. In connection with this offering, we have applied to have our common stock listed for quotation on the NASDAQ Global Market under the symbol "TDBK."

        As of July 25, 2006, there were 3,064,981 shares of common stock outstanding held by approximately 659 shareholders of record. The following table shows the reported high and low closing prices for shares of our common stock on the OTC Bulletin Board for the period presented. The last reported sales price of our common stock on August 11, 2006 was $18.00 per share. The prices listed below are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
2006
Third Quarter (through August 22, 2006)	$18.00	$17.50
Second Quarter	$20.00	$15.50
First Quarter	$12.75	$9.75
2005
Fourth Quarter	$9.98	$9.98

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay dividends depends on the ability of our subsidiary, Tidelands Bank, to pay dividends to us. As a South Carolina state bank, Tidelands Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital. If and when cash dividends are declared, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions and other pertinent factors. At June 30, 2006, the bank was prohibited from declaring a dividend because it had an accumulated deficit of approximately $384,000.

        Our ability to pay cash dividends is further subject to our continued payment of interest that we owe on our junior subordinated debentures. As of June 30, 2006, we had approximately $8.0 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters. If we defer, or fail to make, interest payments on the junior subordinated debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures.

BUSINESS

General

        We are a South Carolina corporation organized in 2002 to serve as the holding company for Tidelands Bank, a state-chartered banking association under the laws of South Carolina headquartered in Mount Pleasant. We opened Tidelands Bank in October 2003, and we have grown to three banking offices and one loan production office with plans for a total of five banking offices and one loan production office by the end of the second quarter of 2007. We achieved our first quarterly profit in the third quarter of 2005. Since our inception, we have focused on serving the banking needs of professionals, entrepreneurs, small business owners, and their family members in our growing South Carolina coastal markets. As of June 30, 2006, we had total assets of $301.9 million, net loans of $242.7 million, deposits of $250.3 million, and shareholders' equity of $23.9 million.

Our Market Area

        Our primary market area is the Charleston metropolitan area (which includes Charleston, Dorchester, and Berkeley counties), Myrtle Beach, the Hilton Head area, and additional markets along the coast. This area is one of the most attractive markets in the Southeast and includes over 180 miles of Atlantic coastline, reaches inland to Interstate highway 95, and offers a wide diversity of recreational, arts, and cultural experiences to residents and visitors. According to FDIC data, total deposits in the Charleston metropolitan area increased 67% from approximately $4.3 billion in 2000 to approximately $7.2 billion in 2005. As of June 30, 2005, our market share was less than 3%. We believe our expansion strategy will allow us to increase our customer deposits and obtain a larger share of this growing market.

        The Charleston metropolitan area has experienced significant population growth. According to U.S. Census Bureau estimates, the population grew 8% in the 1990s from 506,875 in 1990 to 549,033 in 2000, and 8% from 549,033 in 2000 to 594,899 in 2005. Much of this growth was concentrated in the Mount Pleasant and Summerville areas, which grew an estimated 53% and 26%, respectively, in the 1990s, and 22% and 36% respectively, between 2000 and 2005. Mount Pleasant now ranks as the sixth largest city in South Carolina with the third highest per capita income in the state. By 2010, it is estimated that Mount Pleasant will be the fourth largest city in South Carolina.

        The economy of Charleston is diverse and vibrant having recently experienced significant growth in tourism, healthcare, and manufacturing, and at the Port of Charleston. The tourism industry has grown dramatically in the past few years. In 2004, approximately 4.7 million people visited the Charleston region (a 47% increase from 1997) and spent approximately $5.7 billion (a 138% increase from 1997). An estimated 105,000 jobs in 2004 were directly or indirectly supported by the tourism industry (a 144% increase from 1997), which generated approximately $1.3 billion in earnings (a 108% increase from 1997).

        The healthcare, shipping, and manufacturing industries have also grown. Charleston is home to the Medical University of South Carolina and the Roper St. Francis Healthcare System, two of the top five largest employers in the region. The Port of Charleston is the top ranked container cargo port on the South Atlantic and Gulf coasts, is second only to New York and New Jersey on the East Coast, and is the fourth largest container port in the United States. The Charleston Customs district ranks as the sixth largest in dollar value of international shipments, with cargo valued at more than $46 billion annually. Continued growth of the port's business is expected with plans to deepen its channel and create a new three-berth 280-acre container terminal on the site of the former Charleston Naval complex. Recent economic expansion in the manufacturing sector includes the construction of two new plants designed for the production and assembly of the fuselage sections for Boeing's new 787 Dreamliner. These two plants are expected to create approximately 750 jobs with an expected salary of $40,000 to $50,000 per year, as compared to an average wage in South Carolina of $30,000. In total, these plants represent a $560 million investment, the largest in South Carolina since BMW entered the state in the early 1990s.

        Historically, the U.S. military has also played a significant role in the economy of the Charleston area. Although the dynamics of the military presence in the region changed following the closing of the Charleston Naval Base in 1996, the U.S. military continues to play a major role in the local economy. Charleston hosts installations of the U.S. Navy, U.S. Air Force, U.S. Army, and U.S. Coast Guard. Charleston is also home to a number of academic institutions besides the Medical University, including The Citadel, The College of Charleston, and Charleston Southern University.

        Our additional market areas along the South Carolina coast are also experiencing significant growth. The Myrtle Beach area, also known as South Carolina's Grand Strand, is a 60-mile stretch of coastline extending from the South Carolina state line at Little River (Horry County) south to Pawleys Island (inside Georgetown County). According to FDIC data, total deposits in the Myrtle Beach metropolitan statistical area increased 69% from approximately $2.8 billion in 2000 to approximately $4.8 billion in 2005. According to U.S. Census Bureau estimates, the population of the Myrtle Beach metropolitan statistical area increased 37% in the 1990s from 144,053 in 1990 to 196,629 in 2000, and 15% from 196,629 in 2000 to 226,992 in 2005. A significant portion of this growth is attributable to retirees. In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation's top retirement locations. Today, approximately 25% of South Carolina's residents are over 55 years of age and Horry County is No. 1 among the top five regions in the state where retirees are relocating. From 1990 to 2000, the county's population of 65 and over grew by 50%. The growth in Myrtle Beach's retirement population is projected to fuel overall population growth of 48% from 2005 to 2030. Similar to Charleston, tourism plays a vital role in the economy of Myrtle Beach. The American Automobile Association recently ranked the area as the nation's second most popular tourist destination with an estimated 13.7 million visitors annually. Over 25% of these visitors had income that exceeded approximately $75,000 per year.

        Hilton Head, located in Beaufort County, approximately 45 miles north of Savannah, Georgia and 90 miles south of Charleston, is also an internationally recognized vacation destination famous for its championship golf courses, beaches, and resorts. The Hilton Head Chamber of Commerce estimates that the year-round tourism industry accounts for more than 60% of local jobs and contributes in excess of $1.5 billion annually to the economy. According to FDIC data as of June 30, 2005, total deposits in Beaufort County increased 51% from approximately $1.8 billion in 2000 to approximately $2.8 billion in 2005. According to U.S. Census Bureau estimates, the population of Beaufort County increased 40% in the 1990s from 86,425 in 1990 to 120,937 in 2000, and 14% from 120,937 in 2000 to 137,849 in 2005, and is projected to grow an additional 10% by 2010. The median family income of Hilton Head residents in 2005 was approximately $72,000, compared with $43,000 for South Carolina and $50,000 nationally.

        We believe the combination of full-time residents and visitors will continue to support businesses such as real estate development, construction, manufacturing, healthcare, and education and favors the expansion of community-based banking services in our market areas.

Strategy

        Our strategy is to build a coastal South Carolina community bank franchise in Charleston, Myrtle Beach, the Hilton Head area, and in other select fast-growing markets along the coast. We believe that the favorable growth trends in our markets will continue as people continue to relocate to these areas. We will continue to build a strong and prosperous company by retaining qualified and connected banking officers within each of our target markets and providing superior community banking services to our customers in these areas. In addition to the attractive demographics, we also believe that consolidation of financial institutions in our market area will continue to provide us with opportunities to develop business. The combination of organic growth in our market area and consolidation of financial institutions will continue to provide community banks with a commensurate high level of banking opportunities in these areas.

Relationship Banking

        We have created a strategic plan that focuses on professionals, entrepreneurs, small businesses and their owners, and their family members in our market areas. The cornerstone of our relationship banking philosophy is to hire and retain professional banking officers that know their customers and focus on their individual banking needs. This "relationship" service model ensures that we are able to generate both repeat business from existing customers as well as new business through customer referrals and general marketing. We have assembled an experienced team of bankers, combining extensive market knowledge with an energetic and entrepreneurial culture. The members of our management team have close ties to, and are actively involved in, the communities in which we operate, which is critical to our relationship banking focus. Over the last two years, we have recruited several banking officers with significant banking relationships in the West Ashley area of Charleston, Summerville, and Myrtle Beach, and we have grown our operations in these markets from these core customer bases. We have recently identified an experienced banker to run our operations in this new market. This individual has over 20 years of experience, the last six of which were spent as regional president of a savings bank in the Hilton Head area. We plan to open a loan production office in the Hilton Head area in the third quarter of 2006, which will be supported by this new banker.

        In addition to providing personalized relationship services, we further solidify our relationships with our customers by providing superior levels of other services, including courier deposit service for commercial customers and extended banking hours. For example, we service our customers from 8:00 a.m. to 6:00 p.m. daily, and are also open on Saturdays from 9:00 a.m. to noon. Additionally, we offer free online banking and free online bill payment to all of our customers.

Strategic Expansion

        Through our relationship banking service model, we believe we can continue to grow our market share within our existing markets in Charleston and Myrtle Beach, and we expect to strengthen our market presence by opening additional branch offices or engaging in strategic acquisitions in our existing markets and in other key locations along the coast, such as the Hilton Head area. We intend to expand outside of our existing markets by opening new facilities only after we have identified an attractive market and hired experienced local bankers to run our operations. After we have retained these bankers, we will generally first open a loan production office. Once a loan production office generates sufficient assets in its market, we will open a full service branch that will immediately have an existing loan and customer base. We believe that this allows us to "test" our markets and be more efficient upon opening a full service branch. We also believe it will allow us to diversify our loan portfolio and assist us in obtaining lower cost deposits that are less affected by changes in interest rates. We have previously implemented this strategy in Summerville and Myrtle Beach and have plans to execute a similar strategy in West Ashley (where we intend to convert our current loan production office to a full service branch in the second quarter of 2007) and the Hilton Head area (where we intend to open a loan production office in the third quarter of 2006).

        To date, we have focused on growing our presence in the Charleston metropolitan area and Myrtle Beach. In addition to our main office in Mount Pleasant, we opened a temporary branch office in Summerville, a loan production office in the West Ashley area of Charleston, and a temporary branch office in Myrtle Beach. We chose Summerville as our initial site for expansion because we believed the market was attractive, and we were able to recruit a highly qualified banking veteran with 25 years of experience in that market. Because of the success of this loan production office, we converted it into a full service branch in April 2005. We opened a second loan production office in Myrtle Beach, South

Carolina in January 2005, again because the market presented us with significant banking opportunities, and we were able to recruit a banking officer with over 10 years of experience in this area. Additionally, we had significant confidence in this banking officer because our chief executive officer previously worked with him at Anchor Bank. We converted it into a full service branch in October 2005. We have definitive plans to move into permanent full service branch offices in each of these locations by the end of the second quarter of 2007. We also plan to open a new branch in the Park West area of Mount Pleasant in a building that is located at the entrance of a large planned community. In July 2005, we purchased the property and immediately began leasing it back to the seller. Currently, we have a mortgage originator located in the building. Our plan is to open a full service branch at the location once the lease with the seller expires in the first quarter of 2007. Additionally, we have recently identified an experienced banker to run our proposed operations in the Hilton Head area and we expect to open a loan production office in this market in the third quarter of 2006. To support these offices and our future growth, we will open a new operations center in Mount Pleasant in the fourth quarter of 2006. We will continue to pursue strong, experienced lending and deposit gathering employees within these markets to drive organic growth in these branch offices.

        Although we have no definitive plans, we are also actively seeking to expand into other locations, such as the Murrell's Inlet area in the southern section of the Myrtle Beach Grand Strand. We will achieve this expansion by opening new offices or through strategic acquisitions.

Lending Activities

        General.    We emphasize a range of lending services, including real estate mortgage loans, real estate construction and land developments loans, commercial business loans, and consumer loans to professionals, entrepreneurs, small business owners, and their family members that are located in or conduct a substantial portion of their business in our market area. At June 30, 2006, we had total gross loans of $245.8 million, representing 84.9% of our total earning assets. When we opened our bank, we introduced a strong credit culture based on traditional credit measures and our bankers' intimate knowledge of both our markets and our customers. Furthermore, we currently engage an outside firm to evaluate our loan portfolio on a semi-annual basis for credit quality and a second outside firm for compliance issues. As of June 30, 2006, we had no loans over 30 days past due and we have not had a nonperforming loan since our inception.

        Our underwriting standards vary for each type of loan, as described below. While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. We are permitted to hold loans that exceed FDIC supervisory guidelines up to 100% of our bank's capital. As of June 30, 2006, approximately $30.3 million of our loans, or 92.6% of our bank's capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which 10 loans totaling approximately $4.3 million had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan to value exceptions are set at 30% of our bank's capital. At June 30, 2006, $17.6 million of our commercial loans, or 53.9% of our bank's capital, exceeded the supervisory loan to value ratio. We are currently working to reduce the percentage of our loans that exceed loan-to-value ratio supervisory guidelines. Additionally, we expect that these percentages will decrease significantly when our capital increases upon completion of this offering. See "Use of Proceeds."

        We have focused our lending activities primarily on the professional market, including doctors, dentists, small business owners, and commercial real estate developers. By focusing on this customer base and by serving each customer with a consistent relationship team of bankers, we have generated a loan portfolio with an average loan size of approximately $209,000 as of June 30, 2006. At the same time, we have strived to maintain a diversified loan portfolio and limit the amount of our loans to any single customer. As of June 30, 2006, our 10 largest customer loan relationships represented approximately $32.2 million, or only 13.1% of our loan portfolio.

        Real Estate Mortgage Loans.    Loans secured by real estate mortgages are the principal component of our loan portfolio. We obtain a security interest in real estate whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. As of June 30, 2006, loans secured by first or second mortgages on real estate made up approximately $100.2 million, or 40.8%, of our loan portfolio.

        These loans will generally fall into one of two categories: commercial real estate loans or residential real estate loans. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness, and ability to repay the loan.

  •
  Commercial Real Estate Loans.    At June 30, 2006, the average commercial real estate loan size was approximately $333,000 and the largest loan was $3.2 million. These loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 85%. We also generally require that a borrower's cash flow exceeds 125% of monthly debt service obligations. To ensure secondary sources of payment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require personal guarantees. At June 30, 2006, commercial real estate loans (other than construction loans) totaled $76.2 million, or approximately 31.0% of our loan portfolio.

  •
  Residential Real Estate Loans and Home Equity Loans.    We generally do not originate traditional long term residential mortgages for our portfolio, but rather issue traditional second mortgage residential real estate loans and home equity lines of credit. At June 30, 2006, the average individual residential real estate loan size was approximately $280,000 and the largest loan was $1.8 million. Generally, we limit the loan-to-value ratio on our residential real estate loans to 85%. We offer fixed and adjustable rate residential real estate loans with terms of up to 30 years. We offer these fixed rate loans through a third party rather than originating and retaining these loans ourselves. At June 30, 2006, our average individual home equity line of credit was approximately $101,000 and the largest line of credit was $1.7 million. Our underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 15 years or less. We generally limit the extension of credit to 90% of the available equity of each property, although we may extend up to 100% of the available equity. At June 30, 2006, residential real estate loans (other than construction loans) totaled $24.0 million, or 9.8% of our loan portfolio. Included in the residential real estate loans was $6.7 million, or 28.0% of our residential loan portfolio, in first and second mortgages on individuals' homes, and $17.3 million, or 72.1% of our residential loan portfolio, in home equity loans.

        Real Estate Construction and Land Development Loans.    We offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own homes. At June 30, 2006, our average commercial construction and development real estate loan was approximately $373,000 and the largest loan was $2.5 million. At June 30, 2006, our average individual residential construction and development real estate loan was approximately $323,000 and our largest loan was $1.4 million. The duration of our construction and development loans generally is limited to 18 months, although payments may be structured on a longer amortization basis. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the sale of the property. Specific risks include:

  •
  cost overruns;

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  mismanaged construction;

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  inferior or improper construction techniques;

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  economic changes or downturns during construction;

  •
  a downturn in the real estate market;

  •
  rising interest rates which may prevent sale of the property; and

  •
  failure to sell completed projects in a timely manner.

        We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 85%. At June 30, 2006, total construction loans amounted to $118.3 million, or 48.1% of our total loan portfolio. Included in the $118.3 million total was $97.6 million in construction and development loans, or 82.5% of our construction loan portfolio, that were made to commercial construction developers, and approximately $20.7 million, or 17.5% of our construction loan portfolio, that were made to consumers.

        Commercial Business Loans.    We make loans for commercial purposes in various lines of businesses, including the manufacturing industry, service industry, and professional service areas. At June 30, 2006, our average individual commercial business loan was approximately $93,000 and the largest loan was $3.2 million. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate. At June 30, 2006, commercial business loans amounted to $25.9 million, or 10.5% of our total loan portfolio.

        Consumer Loans.    We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. At June 30, 2006, our average individual consumer loan was $12,000 and the largest loan was $155,000. Our installment loans typically amortize over periods up to 60 months. We will offer consumer loans with a single maturity date when a specific source of repayment is available. We typically require monthly payments of interest and a portion of the principal on our revolving loan products. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. At June 30, 2006, consumer loans totaled $1.7 million, or 0.70% of our loan portfolio.

        Loan Approval.    Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be reviewed by an officer with a higher lending authority. Between the president, principal banking officer, and chief credit officer, any two may combine their authority to approve credits up to $1.5 million. If the loan exceeds $1.5 million, then a loan committee comprised of Mr. Coffee and three outside directors of the bank may approve the loans up to 10% of our capital and surplus. All loans in excess of this lending limit will be submitted for approval to the entire board of directors of the bank. We do not make any loans to any director or executive officer of the bank unless the loan is approved by the disinterested members of the board of directors of the bank and is on terms not more favorable to such person than would be available to a person not affiliated with the bank.

        Credit Administration and Loan Review.    We maintain a continuous loan review system. We also apply a credit grading system to each loan, and we use an independent consultant on a semi-annual basis to review the loan files on a test basis to confirm the grading of each loan. Each loan officer is responsible for each loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another officer. Recently, we hired Milon Smith to serve as our chief credit officer and James Bedsole to serve as our chief risk officer. Combined, these officers have over 51 years of experience in credit administration and risk management.

        Lending Limits.    Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 15% of the bank's capital and unimpaired surplus. This limit will increase or decrease as the bank's capital increases or decreases. Based upon the capitalization of the bank at June 30, 2006, our legal lending limit was approximately $4.9 million. Our internal lending limit was $3.2 million at June 30, 2006.

        Loan Participations.    From time to time we sell loan participations to other financial institutions. The sale of participations in larger loans to other financial institutions allows us to manage the risk involved in these credits while meeting the lending needs of customers that require extensions of credit in excess of our internal lending limits. As of June 30, 2006, we had $9.1 million outstanding in participations sold.

        We also purchase loan participations from other financial institutions from time to time. Substantially all of these loan participations are construction loans made to borrowers within our market area. We require all loan participations we purchase to satisfy the same internal credit policies and procedures as the loans we originate. As of June 30, 2006, we had $28.9 million outstanding in participations bought, representing 11.8% of our loan portfolio. Approximately $19.3 million, or 66.8%, of these loan participations were purchased from another South Carolina-based financial institution. These loans are underwritten by us after receiving a loan request from this other institution and only after thorough loan due diligence by our staff. The financial institution with which we maintain this relationship does not have the right to repurchase these participations from us. In addition, we do not believe that the termination of this relationship would have a material impact on our future loan growth.

Deposit Products

        Our principal source of funds is deposits. We offer a range of deposit services that are typically available in most banks and savings and loans association, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposit. In addition, we offer certain retirement account services, such as IRAs. The transaction accounts and time deposits are tailored to and offered at rates competitive to those offered in our primary market area. At June 30, 2006, retail deposits represented $118.0 million, or 42.7% of total funding, which includes total deposits plus securities sold under agreements to repurchase plus other borrowings, and wholesale out-of-market deposits represented $105.2 million, or 38.0% of total funding. The recent historically low interest rate environment has allowed us to obtain short-term borrowings and wholesale certificates of deposit at rates that were typically lower than certificate of deposit rates being offered in our local market. This funding strategy allowed us to continue operating in fewer locations, maintain a smaller staff, and avoid the significant marketing costs necessary to advertise deposit rates, which in turn allowed us to focus on growing our loan portfolio. In response to rising interest rates and our growth, we have recently begun to focus on expanding our retail deposit program. We converted our two loan production offices into full service branches, one in the second quarter of 2005 and the other in the fourth quarter of 2005. These branches currently operate out of temporary, store-front locations. However, we are in the process of constructing permanent facilities in Myrtle Beach and Summerville, which we plan to open in early 2007. We also plan to open new branch offices in the Park West area of Mount Pleasant and the West Ashley area of Charleston by the end of the second quarter of 2007. We plan to focus our efforts at these locations on obtaining lower cost deposits that are less affected by rising rates.

Other Banking Services

        We offer other banking services including safe deposit boxes, traveler's checks, direct deposit, United States Savings Bonds, and banking by mail. We also offer online banking services, bill payment services, and cash management services. We earn fees for most of these services, including debit and credit card transactions, sales of checks, and wire transfers. We also receive ATM transaction fees from transactions performed by our customers. We are associated with the Cirrus, Master-Money, Pulse, and Subswitch ATM networks, which are available to our customers throughout the country. Since we outsource our ATM services, we are charged transaction fees from our ATM service provider. We have contracted with an outside computer service company to provide our core data processing services and our ATM processing. By outsourcing these services, we believe we are able to reduce our overhead by matching the expense in each period to the transaction volume that occurs during the period, as a significant portion of the fees charged to us are directly related to the number of loan and deposit accounts and the related number of transactions we have during the period. We believe that by being associated with a shared network of ATMs, we are better able to serve our customers and attract customers who are accustomed to the convenience of using ATMs, although we do not believe that maintaining this association is critical to our success. We do not expect to exercise trust powers during our next few years of operation.

Competition

        The banking business is highly competitive, and we experience competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in the Charleston area and elsewhere.

        As of June 30, 2005, the last date for which FDIC data is available, there were 21 financial institutions other than us in the Charleston metropolitan area with 159 locations, 18 in Horry County, where our Myrtle Beach branch is located, with 109 locations, and 19 in Beaufort County, where our new loan production office will be located, with 62 locations. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as BB&T, Bank of America, Wachovia, SunTrust, and Carolina First Bank. These institutions offer some services, such as extensive and established branch networks and trust services, that we do not provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Employees

        As of June 30, 2006, we had 45 full-time employees and 3 part-time employees.

Properties

        We currently operate from three banking offices and one loan production office. We have plans to expand our branch network along the South Carolina coast to five banking offices by the second quarter of 2007.

Type of Office	Location	Leased or Owned
Main office	875 Lowcountry Boulevard in Mount Pleasant, South Carolina	Leased
Proposed Branch(1)	1510 Trolley Road in Summerville, South Carolina	Owned
Proposed Branch(2)	1312 Professional Drive in Myrtle Beach, South Carolina	Leased
Proposed Branch(3)	1100 Park West Blvd. in Mount Pleasant, South Carolina	Owned
Proposed Branch(4)	946 Orleans Road in Charleston, South Carolina	Leased
Operations Center(5)	840 Lowcountry Boulevard in Mount Pleasant, South Carolina	Owned

(1)
We currently lease a temporary branch at 105-C Burton Avenue in Summerville, South Carolina. The proposed branch will replace the temporary branch upon completion of construction, which we expect will occur in the second quarter of 2007.

(2)
We currently lease a temporary branch at 4420 Oleander Drive in Myrtle Beach, South Carolina. The proposed branch will replace the temporary branch upon completion of construction, which we expect will occur in the second quarter of 2007.

(3)
We expect to open the proposed branch in the first quarter of 2007.

(4)
We currently lease a temporary loan production office at 946 Orleans Road, Suite G-2 in Charleston, South Carolina. We expect to open the proposed branch in the second quarter of 2007.

(5)
We expect to open the operations center in the fourth quarter of 2006.

Legal Proceedings

        In the ordinary course of operations, we may be a party to various legal proceedings from time to time. We are not a party to any pending, nor to our knowledge any threatened, legal proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion reviews our results of operations and assesses our financial condition. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our discussion and analysis for the years ended December 31, 2005 and 2004 is based on our audited financial statements for such periods. Our discussion and analysis for the three and six months ended June 30, 2006 and 2005 is based on our unaudited financial statements for such periods. Because we did not commence banking operations until October 2003, the following discussion is primarily focused on the period following the opening of the bank.

Overview

        We were incorporated in March 2002 to organize and serve as the holding company for Tidelands Bank. Since we opened our bank in October 2003, we have grown total assets to $301.9 million, gross loans to $245.8 million, deposits to $250.3 million, and shareholders' equity to $23.9 million.

        The following table sets forth selected measures of our financial performance for the periods indicated.

	Six Months Ended June 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands)
Net income	$730	$(360)	$40	$(803)	$(519)
Total assets	301,918	145,290	206,414	75,557	28,710
Total net loans	242,707	118,285	177,415	54,591	9,792
Total deposits	250,320	115,265	174,648	60,300	13,215
Shareholders' equity	23,921	22,821	23,095	8,309	8,831

        Like most community banks, we derive the majority of our income from interest received on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest, and advances from the Federal Home Loan Bank of Atlanta (FHLB). Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and advances from the FHLB. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

        We have included a number of tables to assist in our description of these measures. For example, the "Average Balances, Income and Expenses, and Rates" tables show for the periods indicated the average balance for each category of our assets and liabilities, as well as the average yield we earned or the average rate we paid with respect to each category. A review of these tables show that our loans typically provide higher interest yields than our other types of interest-earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" tables help demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the periods shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included "Interest Sensitivity Analysis" tables to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits, and other borrowings.

        There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period. In the "—Loans"

and "—Allowance for Loan Losses" sections, we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

        In addition to earning interest on our loans and investments, we earn income through fees and other charges to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the "—Noninterest Income" and "—Noninterest Expense" sections.

        The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included in this prospectus.

Critical Accounting Policies

        We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to our audited consolidated financial statements as of December 31, 2005 and unaudited financial statements as of June 30, 2006 included elsewhere in this prospectus.

        Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

        We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Results of Operations

Income Statement Review

Overview

  Six Months Ended June 30, 2006 and 2005

        Our net income was $730,000 and our net loss was $360,000 for the six months ended June 30, 2006 and 2005, respectively. Net income before income tax expense was $1.2 million for the six months ended June 30, 2006 compared to a net loss before income tax benefit of $545,000 for the six months ended June 30, 2005. The $1.7 million increase in net income before the effect of income taxes resulted from increases of $2.6 million in net interest income after provision for loan losses and $248,000 in other income partially offset by a $1.2 million increase in noninterest expense. We recorded provisions for loan losses of $828,000 and $803,000 for the six months ended June 30, 2006 and 2005, respectively.

  Three months ended June 30, 2006 and 2005

        Our net income was $377,000 and our net loss was $97,000 for the three months ended June 30, 2006 and 2005, respectively. Net income before income tax expense was $624,000 for the three months ended June 30, 2006 compared to a net loss before the effect of income taxes of $147,000 for the three months ended June 30, 2005. The $771,000 increase in net income before income tax effect resulted from increases of $1.3 million in net interest income after provision for loan losses and $117,000 in other income partially offset by a $655,000 increase in noninterest expense. We recorded provisions for loan losses of $344,000 and $431,000 for the three months ended June 30, 2006 and 2005, respectively.

  Years Ended December 31, 2005 and 2004

        Our net income was $40,000 and our net loss was $803,000 for the years ended December 31, 2005 and 2004, respectively. Net income before income tax expense was $60,000 for the year ended December 31, 2005 compared to a net loss before income tax benefit of $1.2 million for the year ended December 31, 2004. The $1.3 million increase in net income before the effect of income taxes resulted from increases of $3.6 million in net interest income and $147,000 in other income partially offset by a $1.5 million increase in noninterest expense. We recorded provisions for loan losses of $1.5 million and $565,000 for the years ended December 31, 2005 and 2004, respectively.

Net Interest Income

        Our level of net interest income is determined by the level of earning assets and the management of our net interest margin. The growth in our loan portfolio has been the primary driver of the increase in our net interest income. During the six months ended June 30, 2006, our loan portfolio increased $66.1 million from the year end balance. We anticipate the growth in loans will continue to drive the growth in assets and the growth in net interest income. However, no assurance can be given that we will be able to continue to increase loans at the same growth rate as we have experienced in the past.

        Our decision to grow the loan portfolio at the current pace has created the need for a higher level of capital and the need to increase deposits and borrowings. This loan growth strategy also resulted in a significant portion of our assets being in higher earning loans than in lower yielding investments. At June 30, 2006 and December 31, 2005, loans represented 81.4% and 87.0% of total assets, respectively, while securities and federal funds sold represented 14.5% and 8.9% of total assets, respectively. While we plan to continue our focus on increasing the loan portfolio, as rates on investment securities begin to rise and additional capital and deposits are obtained, we also anticipate increasing the size of the investment portfolio.

        The recent historically low interest rate environment has allowed us to obtain short-term borrowings and wholesale certificates of deposit at rates that were typically lower than certificate of deposit rates being offered in our local market. This funding strategy allowed us to continue to operate in fewer locations, maintain a smaller staff, and not incur significant marketing costs to advertise deposit rates, which in turn allowed us to focus on growing our loan portfolio. We have converted our two loan production offices into full service branches, one in the second quarter of 2005 and the other in the fourth quarter of 2005. We are currently constructing permanent facilities in Myrtle Beach and Summerville which we plan to open in early 2007. In addition, we plan to open two new full service branch offices in the Park West area of Mount Pleasant and the West Ashley area of Charleston by the end of the second quarter of 2007. We plan to focus our efforts at these locations on obtaining lower cost deposits that are less affected by rising rates. We plan to continue to offer aggressive rates on investment checking accounts and money market accounts. Based on prior experience, we anticipate the majority of these funds to be retained as core deposits. Our goal is to maintain a higher than average percentage of assets being funded by "in market" retail deposits and to increase the percentage of low-cost transaction accounts to total deposits. No assurance can be given that these objectives will be achieved. Although we anticipate that these additional retail deposit offices will assist us in meeting these objectives, we also anticipate that the current deposit strategies and the opening of the new offices will have a dampening effect on earnings in the latter half of 2006 and early 2007. However, over the long-term we believe that this strategy will provide additional customers in our new markets and will provide a lower alternative cost of funding.

        As more fully discussed in the "—Market Risk" and "—Liquidity and Interest Rate Sensitivity" sections below, at June 30, 2006 and December 31, 2005, 75.7% and 89.6% of our loans had variable rates. Given our high percentage of rate-sensitive loans, our primary focus to date has been to obtain short-term liabilities to fund our asset growth. This strategy allows us to manage the impact on our earnings resulting from changes in market interest rates. At June 30, 2006 and December 31, 2005, 97.3% and 96.7% of our interest-bearing liabilities are expected to reprice within one year.

        We intend to maintain a capital level for the bank that exceeds the FDIC requirements to be classified as a "well capitalized" bank. To provide the additional capital needed to support our bank's growth in assets, during the first quarter of 2005 we borrowed $2.1 million under a short-term holding company line of credit. In addition, on March 29, 2005, we completed a private placement of 1,712,000 shares of our common stock at a purchase price of $9.35 per share to increase our capital. Net proceeds from the offering were approximately $14.9 million. Upon closing the transaction, the holding company line of credit was repaid in full. On February 22, 2006, Tidelands Statutory Trust, a non-consolidated subsidiary of the company, issued and sold floating rate capital securities of the trust, generating proceeds of $8.0 million. The trust loaned these proceeds to the company to use for general corporate purposes, primarily to provide capital to the bank. The junior subordinated debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

        In addition to the growth in both assets and liabilities, and the timing of repricing of our assets and liabilities, net interest income is also affected by the ratio of interest-earning assets to interest-bearing liabilities and the changes in interest rates earned on our assets and interest rates paid on our liabilities. Our net interest income for the six months ended June 30, 2006 and year ended December 31, 2005 increased primarily because we had more interest-earning assets than interest-bearing liabilities. For the six months ended June 30, 2006 and 2005, average interest-earning assets exceeded average interest-bearing liabilities by $25.3 million and $19.0 million, respectively. For the years ended December 31, 2005 and 2004, average interest-earning assets exceeded average interest-bearing liabilities by $22.0 million and $8.9 million, respectively.

        The impact of the Federal Reserve's recent interest rate increases resulted in an increase in both the yields on our variable rate assets and the rates we paid for our short-term deposits and borrowings. The net interest spread and net interest margin increased during the six months ended June 30, 2006 as a result of the bank having more interest-earning assets than interest-bearing liabilities that repriced as market rates increased over the period. Our net interest margins for the six months ended June 30, 2006 and 2005 were 3.91% and 3.74%, respectively. We anticipate that additional increases in short-term rates will result in an increase in loan yields, while higher rates on our interest-bearing deposits and borrowings will result in a higher cost of funds to us. If short-term rates decrease, we anticipate that loan yields will decrease, while lower rates on our interest-bearing deposits and borrowings will result in a lower cost of funds to us.

Six Months Ended June 30, 2006 and 2005

        The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the six months ended June 30, 2005 and 2006 all investments were taxable. During the same periods, we had no securities purchased with agreements to resell. All investments were owned at an original maturity of over one year. We have not experienced any nonaccrual loans to date.

Average Balances, Income and Expenses, and Rates

	For the Six Months Ended June 30, 2006			For the Six Months Ended June 30, 2005
	Average Balance	Income/ Expense	Yield/ Rate(1)	Average Balance	Income/ Expense	Yield/ Rate(1)
	(dollars in thousands)
Earning assets:
Interest bearing balances	$66	$—	1.03%	$58	$1	2.69%
Federal funds sold	4,021	94	4.69%	4,209	57	2.75%
Investment securities	15,784	396	5.06%	13,971	323	4.66%
Loans receivable	216,872	8,807	8.19%	86,443	2,830	6.60%

Total earning assets	236,743	9,297	7.92%	104,681	3,211	6.19%

Nonearning assets:
Cash and due from banks	1,668			1,279
Mortgages held for sale	1,389			609
Premises and equipment, net	5,658			889
Other assets	2,449			1,647
Allowance for loan losses	(2,714)			(1,027)

Total nonearning assets	8,450			3,397

Total assets	$245,193			$108,078

Interest-bearing liabilities:
Interest bearing transactions accounts	$2,823	$24	1.70%	$3,820	$24	1.25%
Savings and money market	125,972	2,713	4.34%	40,682	595	2.95%
Time deposits less than $100,000	35,370	840	4.79%	12,310	189	3.09%
Time deposits greater than $100,000	32,304	700	4.37%	21,646	346	3.22%
Junior subordinated debentures	5,878	184	6.32%	—	—	—%
FHLB advance	221	6	5.14%	—	—	—%
Other borrowings	8,907	238	5.39%	7,200	115	3.23%

Total interest-bearing liabilities	211,475	4,705	4.49%	85,658	1,269	2.99%

Noninterest-bearing liabilities:
Demand deposits	9,536			6,188
Other liabilities	861			448
Shareholders' equity	23,321			15,784

Total liabilities and shareholders' equity	$245,193			$108,078

Net interest income		$4,592			$1,942

Net interest spread			3.43%			3.20%

Net interest margin			3.91%			3.74%

(1)
Annualized for the six month period.

        The net interest spread and net interest margin increased during the six months ended June 30, 2006 primarily as a result of the bank having more interest-earning assets than interest-bearing liabilities that repriced as market rates began to increase over the period.

        Interest income for the six months ended June 30, 2006 was $9.3 million, consisting of $8.8 million on loans, $396,000 on investments and interest bearing balances, and $94,000 on federal funds sold. Interest income for the six months ended June 30, 2005 was $3.2 million, consisting of $2.8 million on loans, $324,000 on investments and interest-bearing balances, and $57,000 on federal funds sold. Interest and fees on loans represented 94.7% and 88.1% of total interest income for the six months ended June 30, 2006 and 2005, respectively. Income from investments, federal funds sold and interest bearing balances represented 5.3% and 11.9% of total interest income for the six months ended June 30, 2006 and 2005, respectively. The high percentage of interest income from loans reflects our strategy to maintain a significant portion of our assets in higher earning loans compared to lower yielding investments. Average loans represented 91.6% and 82.6% of average interest-earning assets for the six months ended June 30, 2006 and 2005, respectively.

        Interest expense for the six months ended June 30, 2006 was $4.7 million, consisting of $4.3 million related to deposits, $238,000 related to other borrowings, $184,000 related to junior subordinated debentures and $6,000 related to FHLB advances. Interest expense for the six months ended June 30, 2005 was $1.3 million, consisting of $1.2 million related to deposits and $115,000 related to other borrowings. Interest expense on deposits for the six months ended June 30, 2006 and 2005 represented 90.9% of total interest expense for both periods, while interest expense on borrowings represented 5.1% and 9.1%, respectively, of total interest expense. Interest expense on junior subordinated debentures represented 3.9% of total interest expense for the six months ended June 30, 2006. Interest expense on the FHLB advance represented 0.1% of total interest expense for the six months ended June 30, 2006. During the six months ended June 30, 2006, average interest-bearing liabilities were higher by $125.8 million than for the same period in 2005, other borrowings averaged $1.7 million higher, and junior subordinated debentures averaged $5.9 million higher during the six months ended June 30, 2006.

        Net interest income, the largest component of our income, was $4.6 million and $1.9 million for the six months ended June 30, 2006 and June 30, 2005, respectively. The $2.7 million increase in net interest income for the six months ended June 30, 2006 compared to the same period in 2005 resulted from a $6.1 million increase in interest income offset by a $3.4 million increase in interest expense. The significant increase in 2006 resulted from the net effect of higher levels of both average earning assets and interest-bearing liabilities and an increase in the net interest margin.

        Our net interest spread was 3.43% for the six months ended June 30, 2006, compared to 3.20% for the six months ended June 30, 2005. The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities. The net interest margin is calculated as net interest income divided by average interest-earning assets. Our net interest margin for the six months ended June 30, 2006 was 3.91%, compared to 3.74% for the six months ended June 30, 2005. For the six months ended June 30, 2006, interest-earning assets averaged $236.7 million, compared to $104.7 million in the same period of 2005. During the same periods, average interest-bearing liabilities were $211.5 million and $85.7 million, respectively.

Three Months Ended June 30, 2006 and 2005

        The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During three months ended June 30, 2006 and 2005 all investments were taxable. During the same periods, we had no securities purchased with agreements to resell. All investments were owned at an original maturity of over one year. We have not experienced any nonaccrual loans to date.

Average Balances, Income and Expenses, and Rates

	For the Three Months Ended June 30, 2006			For the Three Months Ended June 30, 2005
	Average Balance	Income/ Expense	Yield/ Rate(1)	Average Balance	Income/ Expense	Yield/ Rate(1)
	(dollars in thousands)
Earning assets:
Interest bearing balances	$113	$—	0.50%	$13	$—	8.26%
Federal funds sold	3,791	44	4.70%	4,341	32	2.95%
Investment securities	19,576	254	5.19%	13,744	159	4.64%
Loans receivable	233,324	4,824	8.29%	105,870	1,792	6.79%

Total earning assets	256,804	5,122	8.00%	123,968	1,983	6.42%

Nonearning assets:
Cash and due from banks	1,885			1,414
Mortgages held for sale	1,342			658
Premises and equipment, net	5,760			926
Other assets	2,596			1,822
Allowance for loan losses	(2,925)			(1,251)

Total nonearning assets	8,658			3,569

Total assets	$265,462			$127,537

Interest-bearing liabilities:
Interest bearing transactions accounts	$2,652	$13	1.96%	$4,456	$13	1.19%
Savings and money market	129,245	1,453	4.51%	46,139	388	3.37%
Time deposits less than $100,000	41,630	512	4.93%	13,615	108	3.19%
Time deposits greater than $100,000	39,607	444	4.50%	25,926	210	3.25%
Junior subordinated debentures	8,248	134	6.50%	—	—	—%
FHLB advance	439	6	5.14%	—	—	—%
Other borrowings	9,395	131	5.60%	6,835	57	3.36%

Total interest-bearing liabilities	231,216	2,693	4.67%	96,971	776	3.21%

Noninterest-bearing liabilities:
Demand deposits	9,730			7,211
Other liabilities	1,035			531
Shareholders' equity	23,481			22,824

Total liabilities and shareholders' equity	$265,462			$127,537

Net interest income		$2,429			$1,207

Net interest spread			3.33%			3.21%

Net interest margin			3.79%			3.91%

(1)
Annualized for the three month period.

        During the three months ended June 30, 2006, the net interest spread declined slightly from the first quarter 2006 amount while increasing over the comparable period in 2005. The net interest margin declined for the quarter ended June 30, 2006 when compared to both the previous quarter and the year earlier period.

        Interest income for the three months ended June 30, 2006 was $5.1 million, consisting of $4.8 million on loans, $254,000 on investments and interest bearing balances, and $44,000 on federal funds sold. Interest income for the three months ended June 30, 2005 was $2.0 million, consisting of $1.8 million on loans, $159,000 on investments and $32,000 on federal funds sold. Interest and fees on loans represented 94.2% and 90.4% of total interest income for the three months ended June 30, 2006 and 2005, respectively. Income from investments, federal funds sold and interest bearing balances represented 5.8% and 9.6% of total interest income for the three months ended June 30, 2006 and 2005, respectively. The high percentage of interest income from loans related to our strategy to maintain a significant portion of our assets in higher earning loans compared to lower yielding investments. Average loans represented 90.9% and 85.4% of average interest-earning assets for the three months ended June 30, 2006 and 2005, respectively.

        Interest expense for the three months ended June 30, 2006 was $2.7 million, consisting of $2.4 million related to deposits, $131,000 related to other borrowings, $134,000 related to junior subordinated debentures, and $6,000 related to FHLB advances. Interest expense for the three months ended June 30, 2005 was $776,000, consisting of $719,000 related to deposits and $57,000 related to other borrowings. Interest expense on deposits for the three months ended June 30, 2006 and 2005 represented 90.0% and 92.6%, respectively, of total interest expense, while interest expense on borrowings represented 4.9% and 7.4%, respectively, of total interest expense. Interest expense on junior subordinated debentures represented 4.9% for the three months ended June 30, 2006. Interest expense on the FHLB advance represented 0.2% for the three months ended June 30, 2006. During the three months ended June 30, 2006, average interest-bearing liabilities were higher by $134.2 million, other borrowings averaged $2.6 million higher, and junior subordinated debentures averaged $8.2 million higher than for the same period in 2005.

        Net interest income, the largest component of our income, was $2.4 million and $1.2 million for the three months ended June 30, 2006 and June 30, 2005, respectively. The significant increase in 2006 resulted from the net effect of higher levels of both average earning assets and interest-bearing liabilities and by an increase in the net interest margin.

        The $1.2 million increase in net interest income for the three months ended June 30, 2006 compared to the same period in 2005 resulted from a $3.1 million increase in interest income offset by a $1.9 million increase in interest expense. The increases in net interest income were derived by higher average earning assets and interest-bearing liabilities.

        Our net interest spread was 3.33% for the three months ended June 30, 2006, compared to 3.21% for the three months ended June 30, 2005. Our net interest margin for the three months ended June 30, 2006 was 3.79%, compared to 3.91% for the three months ended June 30, 2005. During the second quarter of 2006, interest-earning assets averaged $256.8 million, compared to $124.0 million in the same quarter of 2005. During the same periods, average interest-bearing liabilities were $231.2 million and $97.0 million, respectively.

Years Ended December 31, 2005 and 2005

        The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the two years ended December 31, 2005 and 2004, all investments were taxable. During the same periods, we had no securities purchased with agreements to resell. All investments were owned at an original maturity of over one year. We have not experienced any nonaccrual loans to date.

Average Balances, Income and Expenses, and Rates

	For the Year Ended December 31, 2005			For the Year Ended December 31, 2004
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(dollars in thousands)
Earning assets:
Interest bearing balances	$28	$1	3.72%	$—	$—	0.00%
Federal funds sold	6,416	215	3.36%	5,051	65	1.28%
Investment securities	13,333	632	4.74%	12,888	592	4.60%
Loans receivable	118,531	8,383	7.07%	31,317	1,696	5.42%

Total earning assets	138,308	9,231	6.67%	49,256	2,353	4.78%

Nonearning assets:
Cash and due from banks	1,581			934
Mortgages held for sale	782			468
Premises and equipment	2,221			802
Other assets	1,824			1,015
Allowance for loan losses	(1,438)			(375)

Total nonearning assets	4,970			2,844

Total assets	$143,278			$52,100

Interest-bearing liabilities:
Interest bearing transactions accounts	$3,285	$41	1.26%	$1,586	$14	0.88%
Savings and money market	69,212	2,504	3.62%	22,634	480	2.12%
Time deposits less than $100,000	12,982	435	3.35%	5,401	119	2.20%
Time deposits greater than $100,000	23,315	777	3.33%	4,162	91	2.19%
Other borrowings	7,535	294	3.90%	6,546	116	1.77%

Total interest-bearing liabilities	116,329	4,051	3.48%	40,329	820	2.03%

Noninterest-bearing liabilities:
Demand deposits	6,992			3,093
Other liabilities	601			265
Shareholders' equity	19,356			8,413

Total liabilities and shareholders' equity	$143,278			$52,100

Net interest income		$5,180			$1,533

Net interest spread			3.19%			2.75%

Net interest margin			3.75%			3.11%

        Our net interest spread was 3.19% for the year ended December 31, 2005, compared to 2.75% for the year ended December 31, 2004. Our net interest margin for the year ended December 31, 2005 was 3.75%, compared to 3.11% for the year ended December 31, 2004. During 2005, interest-earning assets averaged $138.3 million, compared to $49.3 million in 2004. During the same periods, average interest-bearing liabilities were $116.3 million and $40.3 million, respectively.

        The net interest spread and net interest margin increased during the year ended December 31, 2005 as a result of the bank having more interest-earning assets than interest-bearing liabilities that repriced as market rates began to increase over the period.

        Net interest income, the largest component of our income, was $5.2 million and $1.5 million, for the years ended December 31, 2005 and December 31, 2004, respectively. The significant increase in 2005 resulted in the net effect of higher levels of both average earning assets and interest-bearing liabilities and by an increase in the net interest margin. During 2005, the net interest margin was also positively impacted by the application of the $14.9 million of net proceeds from our private placement of common stock.

        The $3.6 million increase in net interest income for the year ended December 31, 2005 compared to the same period in 2004 resulted from a $6.9 million increase in interest income offset by a $3.2 million increase in interest expense. The increases in net interest income were derived by higher average earning assets and interest-bearing liabilities and aided by the higher net interest margin.

        Interest income for the year ended December 31, 2005 was $9.2 million, consisting of $8.4 million on loans, $633,000 on investments and interest bearing balances, and $215,000 on federal funds sold. Interest income for the year ended December 31, 2004 was $2.4 million, consisting of $1.7 million on loans, $592,000 on investments, and $65,000 on federal funds sold. Interest and fees on loans represented 90.8% and 72.1%, respectively, of total interest income for the year ended December 31, 2005, while income from investments and federal funds sold represented 9.2% and 27.9% of total interest income for the year ended December 31, 2004. The high percentage of interest income from loans related to our strategy to maintain a significant portion of our assets in higher earning loans compared to lower yielding investments. Average loans represented 85.7% and 63.6% of average interest-earning assets for the years ended December 31, 2005 and 2004, respectively.

        Interest expense for the year ended December 31, 2005 was $4.1 million, consisting of $3.8 million related to deposits and $294,000 related to other borrowings. Interest expense for the year ended December 31, 2004 was approximately $820,000, consisting of $704,000 related to deposits and $116,000 related to other borrowings. Interest expense on deposits for the years ended December 31, 2005 and 2004 represented 92.8% and 85.8%, respectively, of total interest expense, while interest expense on borrowings represented 7.2% and 14.2%, respectively, of total interest expense. During the year ended December 31, 2005, average interest-bearing liabilities were higher by $76.0 million than for the same period in 2004, while other borrowings averaged $989,000 higher during the year ended December 31, 2004.

Rate/Volume Analysis

        Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Six Months Ended June 30, 2006 vs. June 30, 2005				Six Months Ended June 30, 2005 vs. June 30, 2004
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(in thousands)
Interest income
Loans	$4,271	$679	$1,026	$5,976	$1,572	$183	$567	$2,322
Investment securities	42	27	4	73	62	5	1	68
Federal funds sold	(3)	41	(2)	36	(3)	43	(5)	35
Interest bearing balances	—	—	—	—	—	—	1	1

Total interest income	4,310	747	1,028	6,085	1,631	231	564	2,426

Interest expense
Deposits	1,735	554	834	3,123	546	111	279	936
Junior subordinated debentures	—	—	184	184	—	—	—	—
FHLB advance	—	—	6	6	—	—	—	—
Other borrowings	27	78	18	123	5	58	6	69

Total interest expense	1,762	632	1,042	3,436	551	169	285	1,005

Net interest income	$2,548	$115	$(14)	$2,649	$1,080	$62	$279	$1,421

	Three Months Ended June 30, 2006 vs. June 30, 2005				Three Months Ended June 30, 2005 vs. June 30, 2004
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(in thousands)
Interest income
Loans	$2,157	$397	$477	$3,031	$947	$132	$396	$1,475
Investment securities	67	19	8	94	16	2	—	18
Federal funds sold	(4)	19	(2)	13	—	21	—	21
Interest bearing balances	2	—	(2)	—	—	—	—	—

Total interest income	2,222	435	481	3,138	963	155	396	1,514

Interest expense
Deposits	981	306	417	1,704	301	88	192	581
Junior subordinated debentures	—	—	134	134	—	—	—	—
FHLB advance ces	—	6	6	—	—	—	—
Other borrowings	21	38	14	73	1	32	1	34

Total interest expense	1,002	344	571	1,917	302	120	193	615

Net interest income	$1,220	$91	$(90)	$1,221	$661	$35	$203	$899

	Years Ended December 31, 2005 vs. December 31, 2004
	Increase (Decrease) Due to
	Volume	Rate	Rate/Volume	Total
	(in thousands)
Interest income
Loans	$4,723	$519	$1,445	$6,687
Investment securities	20	19	1	40
Federal funds sold	17	105	28	150
Interest bearing balances	—	—	1	1

Total interest income	4,760	643	1,475	6,878

Interest expense
Deposits	1,562	463	1,028	3,053
Other borrowings	18	139	21	178

Total interest expense	1,580	602	1,049	3,231

Net interest income	$3,180	$41	$426	$3,647

Provision for Loan Losses

        We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of operations. We review our loan portfolio periodically to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Please see the discussion below under "—Balance Sheet Review—Provisions and Allowance for Loan Losses" for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

  Six Months Ended June 30, 2006 and 2005

        Included in the statement of operations for the six months ended June 30, 2006 and 2005 is a noncash expense related to the provision for loan losses of $828,000 and $803,000, respectively. The allowance for loan losses increased by the entire provision expense for loan losses as we did not incur any net charge-offs. The increase was in response to the $66.1 million and the $64.5 million growth in loans for the six months ended June 30, 2006 and 2005, respectively.

  Three Months Ended June 30, 2006 and 2005

        Included in the statement of operations for the three months ended June 30, 2006 and 2005 is a noncash expense related to the provision for loan losses of $344,000 and $431,000, respectively. The provision for loan losses decreased because the loan growth in the three months ended June 30, 2006 was less than in the comparable period in 2005.

  Years Ended December 31, 2005 and 2004

        Included in the statement of operations for the years ended December 31, 2005 and 2004 is a noncash expense related to the provision for loan losses of $1.5 million and $565,000, respectively. The provision added to our allowance for loan losses in 2005 and in 2004 resulted in a net increase in the allowance for loan losses of $1.5 million for the year ended December 31, 2005 and $565,000 for the year ended December 31, 2004. The allowance for loan losses increased by the entire provision expense for loan losses as we did not incur any net charge-offs. The $1.5 million and the $565,000 increases in the allowance for the years ended December 31, 2005 and 2004, respectively, related to our decision to increase the allowance in response to the $124.4 million and the $45.4 million growth in loans for the years ended December 31, 2005 and 2004, respectively. The allowance for loan losses was $2.2 million and $700,000 as of December 31, 2005 and 2004, respectively. The allowance for loan losses as a percentage of gross loans was 1.25% at December 31, 2005 and 1.27% at December 31, 2004. We had no nonperforming loans at December 31, 2005 and 2004.

Noninterest Income

        The following table sets forth information related to our noninterest income for the six and three months ended June 30, 2006 and 2005.

	Six Months Ended June 30,		Three Months Ended June 30,
	2006	2005	2006	2005
	(in thousands)
Service fees on deposit accounts	$11	$5	$6	$2
Residential mortgage origination income	296	128	138	68
Origination income on mortgage loans sold	47	20	22	11
Other service fees and commissions	64	22	39	12
Other	9	3	7	2

Total noninterest income	$427	$178	$212	$95

  Six Months Ended June 30, 2006 and 2005

        Noninterest income for the six months ended June 30, 2006 was $427,000, an increase of $249,000 compared to noninterest income of $178,000 during the same period in 2005. The increase was primarily attributable to increases in residential mortgage origination income.

        Residential mortgage origination income consists primarily of mortgage origination fees we receive on residential loans sold to a third party. Residential mortgage origination fees were $296,000 and $128,000 for the six months ended June 30, 2006 and 2005, respectively. The increase of $168,000 in 2006 related primarily to greater volume in the mortgage department as we expanded this line of business with additional originators. We received $47,000 of origination income on mortgage loans sold for the six months ended June 30, 2006 compared to $20,000 for the same period in 2005. We anticipate that the level of mortgage origination fees will decrease if the mortgage refinancing business declines due to higher long term interest rates.

        Service fees on deposits consist primarily of service charges on our checking, money market, and savings accounts. Deposit fees were $11,000 and $5,000 for the six months ended June 30, 2006 and 2005, respectively. The additional $6,000 of income resulted from the larger number of customer accounts. Similarly, other service fees commissions and the fee income received from customer non-sufficient funds ("NSF") transactions increased $42,000 to $64,000 for the six months ended June 30, 2006 when compared to the same period in 2005.

        Other income consists primarily of fees received on debit and credit card transactions, income from sales of checks, and the fees received on wire transfers. Other income was $9,000 and $3,000 for the six months ended June 30, 2006 and 2005, respectively.

Three Months Ended June 30, 2006 and 2005

        Noninterest income for the three months ended June 30, 2006 was $212,000, an increase of $117,000 compared to noninterest income of $95,000 during the same period in 2005. The increase was primarily attributable to an increase in residential mortgage origination income.

        Residential mortgage origination income consists primarily of mortgage origination fees we receive on residential loans sold to a third party. Residential mortgage origination fees were $138,000 and $68,000 for the three months ended June 30, 2006 and 2005, respectively. The increase of $70,000 in 2006 related primarily to greater volume in the mortgage department as we expanded this line of business with additional originators. We received $22,000 of origination income on mortgage loans sold for the three months ended June 30, 2006 compared to $11,000 for the same period in 2005.

        Service fees on deposits consist primarily of service charges on our checking, money market, and savings accounts. Deposit fees were $6,000 and $2,000 for the three months ended June 30, 2006 and 2005, respectively. The additional $4,000 of income resulted from the larger number of customer accounts. Similarly, other service fees, commissions, and the fee income received from customer NSF transactions increased $27,000 to $39,000 for the three months ended June 30, 2006 when compared to the same period in 2005.

        Other income consists primarily of fees received on debit and credit card transactions, income from sales of checks, and the fees received on wire transfers. Other income was $7,000 and $2,000 for the three months ended June 30, 2006 and 2005, respectively.

Years Ended December 31, 2005 and 2004

        The following table sets forth information related to our noninterest income for the years ended December 31, 2005 and 2004.

	Years Ended December 31,
	2005	2004	2003
	(in thousands)
Service fees on deposit accounts	$13	$6	$—
Residential mortgage origination fees	337	262	4
Origination income on mortgage loans sold	62	33	10
Other service fees and commissions	55	23	1
Other	8	4	12

Total noninterest income	$475	$328	$27

        Noninterest income for the year ended December 31, 2005 was approximately $475,000, an increase of $147,000 compared to noninterest income of $328,000 during the same period in 2004. The increase was attributable to an increase in residential mortgage origination income, origination income on mortgage loans sold, and other service fees and commissions.

        Residential mortgage origination fees consist primarily of late charge fees and mortgage origination fees we receive on residential loans funded and closed by a third party. Residential mortgage origination fees were $337,000 and $262,000 for the years ended December 31, 2005 and 2004, respectively. The increase of $75,000 in 2005 related primarily to increased volume in the mortgage department as we expanded this line of business with additional originators. We received $62,000 of origination income on mortgage loans sold in 2005 compared to $33,000 in 2004. We anticipate that the level of mortgage origination fees will decrease if the mortgage refinancing business declines due to higher long term interest rates.

        Service fees on deposits consist primarily of service charges on our checking, money market, and savings accounts. Deposit fees were $13,000 and $6,000 for the years ended December 31, 2005 and 2004, respectively. The additional $7,000 of income resulted from the larger number of customer accounts.

        Other service fees, commissions, and the fee income received from customer non-sufficient funds ("NSF") transactions increased $32,000 to $55,000 for the year ended December 31, 2005.

        Other income consists primarily of fees received on debit and credit card transactions, income from sales of checks, and the fees received on wire transfers. Other income was $8,000 and $4,000 for the years ended December 31, 2005 and 2004, respectively.

Noninterest Expense

        The following table sets forth information related to our noninterest expense for the six and three months ended June 30, 2006 and 2005.

	Six Months Ended June 30,		Three Months Ended June 30,
	2006	2005	2006	2005
	(in thousands)
Salaries and employee benefits	$1,842	$1,045	$1,002	$555
Occupancy	172	157	96	82
Furniture and equipment expense	144	117	76	61
Professional fees	228	123	132	88
Advertising and marketing	108	75	63	57
Insurance	54	30	25	14
Data processing and related costs	83	55	43	31
Telephone	30	21	15	12
Postage	12	7	5	4
Office supplies, stationery and printing	36	42	20	21
Other	322	191	196	94

Total noninterest expense	$3,031	$1,863	$1,673	$1,019

Six Months Ended June 30, 2006 and 2005

        We incurred noninterest expense of $3.0 million for the six months ended June 30, 2006 compared to $1.9 million for the six months ended June 30, 2005. The $797,000 increase in salaries and employee benefits and $105,000 increase in professional fees accounted for 77.2% of the $1.2 million increase in noninterest expense for the six months ended June 30, 2006 compared to the same period in 2005. A significant portion of the increase in professional fees is related to additional legal, audit, and compliance expenses. The remaining $266,000 increase resulted primarily from increases of $15,000 in occupancy, $27,000 in furniture and equipment expense, $33,000 in marketing costs, $25,000 in insurance costs, $28,000 in data processing and related costs, and $138,000 in other expense. The increase in marketing expense relates to expanding our market awareness in the Charleston and Myrtle Beach markets, while a significant portion of the increase in other expense was due to increased costs of postage, office supplies, and additional staff education and training.

        Salaries and employee benefits expense was $1.8 million and $1.0 million for the six months ended June 30, 2006 and 2005, respectively. These expenses represented 60.8% and 56.1% of our total noninterest expense for the six months ended June 30, 2006 and 2005, respectively. The $797,000 increase in salaries and employees benefits expense in 2006 compared to 2005 resulted from increases of $419,000 in base compensation, $186,000 in additional incentive compensation, $69,000 in stock based compensation, and $123,000 in higher benefits costs. The $419,000 increase in base compensation expense related to the cost of employing 16 additional employees as well as annual salary increases.

Three Months Ended June 30, 2006 and 2005

        We incurred noninterest expense of $1.7 million for the three months ended June 30, 2006 compared to $1.0 million for the three months ended June 30, 2005. The $447,000 increase in salaries and employee benefits and $45,000 increase in professional fees accounted for 75.2% of the $655,000 increase in noninterest expense for the three months ended June 30, 2006 compared to the same period in 2005. A significant portion of the increase in professional fees is related to additional legal, audit, and compliance expenses. The remaining $162,000 increase resulted primarily from increase of $15,000 in furniture and equipment expense, $14,000 in occupancy costs, $5,000 in marketing costs, $11,000 in insurance costs, $12,000 in data processing and related costs, and $105,000 in other expense. The reasons for the increase in marketing expense were consistent with those discussed above for the six month period.

        Salaries and employee benefits expense was $1.0 million and $555,000 for the three months ended June 30, 2006 and 2005, respectively. These expenses represented 59.9% and 54.5% of our total noninterest expense for the three months ended June 30, 2006 and 2005, respectively. The $447,000 increase in salaries and employee benefits expense in 2006 compared to 2005 resulted from increases of $232,000 in base compensation, $120,000 in additional incentive compensation, $39,000 in stock based compensation, and $56,000 in higher benefits costs and payroll taxes.

  Years Ended December 31, 2005 and 2004

        The following tables set forth information related to our noninterest expense for the years ended December 31, 2005 and 2004.

	Years Ended December 31,
	2005	2004	2003
	(in thousands)
Salaries and benefits	$2,309	$1,451	$524
Occupancy	335	224	119
Furniture and equipment expense	265	167	35
Professional fees	238	148	50
Advertising and marketing	125	66	42
Insurance	72	22	40
Data processing and related costs	124	106	9
Telephone	50	14	13
Postage	18	11	8
Office supplies, stationery and printing	93	93	28
Other	422	212	175

Total noninterest expense	$4,051	$2,514	$1,043

        We incurred noninterest expense of $4.1 million for the year ended December 31, 2005 compared to $2.5 million for the year ended December 31, 2004. The $858,000 increase in salaries and benefits accounted for 55.8% of the $1.5 million increase in noninterest expense for the year ended December 31, 2005 compared to the same period in 2004. The increase was due to additional personnel to better service our customers. The remaining $679,000 increase resulted primarily from increases of $111,000 in occupancy costs, $98,000 in furniture and equipment expense, $90,000 in professional fees, $59,000 in marketing costs, $50,000 in insurance costs, $18,000 in data processing and related costs, and $253,000 in other expense. A significant portion of the increase in professional fees is related to additional legal, audit and compliance expenses. The increase in marketing expense relates to expanding our market awareness in the Charleston market, while a significant portion of the increase in other expense was due to increased costs of postage, office supplies, and additional staff education and training.

        Salaries and benefits expense was $2.3 million and $1.5 million for the years ended December 31, 2005 and 2004, respectively. Salaries and benefits represented 57.0% and 57.7% of our total noninterest expense for the years ended December 31, 2005 and 2004, respectively. The $858,000 increase in salaries and benefits expense in 2005 compared to 2004 resulted from increases of $571,000 in base compensation, $85,000 in additional incentive compensation, and $202,000 in higher benefits costs. The $571,000 increase in base compensation expense related to the cost of employing 18 additional employees as well as annual salary increases.

Income Taxes

  Six Months Ended June 30, 2006 and 2005

        Income tax expense was $429,000 for the six months ended June 30, 2006. We recorded an income tax benefit of $185,000 for the six months ended June 30, 2005. This change relates to the fact that our earnings position changed from a pre-tax net loss in the first half of 2005 to pre-tax net income for 2006. Income taxes are based on effective tax rates of 37.0% and 34.0% for the six months ended June 30, 2006 and 2005, respectively.

  Three Months Ended June 30, 2006 and 2005

        Income tax expense was $247,000 for the three months ended June 30, 2006. We recorded an income tax benefit of $50,000 for the three months ended June 30, 2005. This change relates to the fact that our earnings position changed from a pre-tax net loss in the first half of 2005 to pre-tax net income for 2006. Income taxes are based on effective tax rates of 39.5% and 34.0% for the three months ended June 30, 2006 and 2005, respectively.

  Years Ended December 31, 2005 and 2004

        Income tax expense was $20,000 for the year ended December 31, 2005. We recorded an income tax benefit of $414,000 in 2004. The effective tax rate was 34.1% for both periods.

Balance Sheet Review

General

        At June 30, 2006, we had total assets of $301.9 million, consisting principally of $242.7 million in net loans, $2.9 million in mortgage loans held for sale, $26.3 million in investment securities, $17.4 million in federal funds sold, $5.8 million in net premises, furniture and equipment, and $3.5 million in cash and due from banks. Our liabilities at June 30, 2006 totaled $278.0 million, consisting principally of $250.3 million in deposits, $6.5 million in securities sold under agreements to repurchase, $8.2 million in junior subordinated debentures, $10.0 million in FHLB advances, and $1.6 million in a note payable. At June 30, 2006, our shareholders' equity was $23.9 million.

        At December 31, 2005, we had total assets of $206.4 million, consisting principally of $177.4 million in net loans, $1.2 million in loans held for sale, $11.9 million in securities, $6.4 million in federal funds sold, $5.5 million in net premises, furniture and equipment, and $1.9 million in cash and due from banks. Our liabilities at December 31, 2005 totaled $183.3 million, consisting principally of $174.6 million in deposits and $6.5 million in securities sold under agreements to repurchase. At December 31, 2005, our shareholders' equity was $23.1 million.

Federal Funds Sold

        At June 30, 2006, our $17.4 million in short-term investments in federal funds sold on an overnight basis comprised 5.8% of total assets. At December 31, 2005, our $6.4 million in short-term investments in federal funds sold on an overnight basis comprised 3.1% of total assets, compared to $2.4 million, or 3.2% of total assets, at December 31, 2004. The increase is due to us taking advantage of special pricing at the FHLB to lock in funding for near term growth.

Investments

        At June 30, 2006, the $25.4 million in our available for sale investment securities portfolio represented approximately 8.4% of our total assets compared to $11.8 million, or 5.7% of total assets, at December 31, 2005. At June 30, 2006, we held U.S. government agency securities and mortgage-backed securities with a fair value of $25.4 million and an amortized cost of $25.9 million for a net unrealized loss of $523,000. At December 31, 2005, we held U.S. Government agency securities and mortgage- backed securities with a fair value of $11.8 million and an amortized cost of $12.1 million for a net unrealized loss of $275,000. As a result of the historical low rate environment during the last two years, we have utilized the investment portfolio to provide additional income and absorb liquidity on occasion. In the future, we anticipate maintaining an investment portfolio to provide both increased earnings and liquidity. As rates on investment securities rise and additional capital and deposits are obtained, we anticipate maintaining the relative size of the investment portfolio.

        Contractual maturities and yields on our investments at June 30, 2006 and December 31, 2005 are shown in the following tables. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2006
	One to Five Years		Five to Ten Years		Over 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
Available for sale:
U.S. agency securities	$1,975	5.47%	$5,697	5.68%	$483	6.32%	$8,155	5.67%
Mortgage-backed securities	909	3.64%	1,973	4.85%	14,344	5.29%	17,226	5.15%

Total	$2,884	4.87%	$7,670	5.46%	$14,827	5.32%	$25,381	5.31%

	December 31, 2005
	One to Five Years		Five to Ten Years		Over 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
Available for sale:
U.S. agency securities	$—	0.00%	$1,482	5.11%	$—	0.00%	$1,482	5.11%
Mortgage-backed securities	1,008	3.61%	1,135	4.12%	8,157	4.82%	10,300	4.63%

Total	$1,008	3.61%	$2,617	4.68%	$8,157	4.82%	$11,782	4.69%

        At June 30, 2006, our investments included U.S. government agency bonds issued by the FHLB, Federal Farm Credit Bank, Federal Home Loan Mortgage Corporation and Federal National Mortgage Association with amortized costs of approximately $5.0 million, $1.0 million, $487,000, and $1.8 million, respectively. Mortgage-backed securities consisted of securities issued by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association with amortized costs of approximately $3.5 million and $14.1 million, respectively.

        At December 31, 2005, our investments included U.S. government agency bonds issued by the FHLB, and mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association with amortized costs of approximately $1.5 million, $3.8 million, and $6.8 million, respectively.

        The amortized costs and the fair value of our investments at June 30, 2006, December 31, 2005, and December 31, 2004 are shown in the following table.

	June 30, 2006		December 31, 2005		December 31, 2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)
Available for sale:
U.S. agency securities	$8,213	$8,155	$1,496	$1,482	$1,496	$1,516
Mortgage-backed securities	17,691	17,226	10,561	10,300	12,701	12,795

Total	$25,904	$25,381	$12,057	$11,782	$14,197	$14,311

        Other nonmarketable equity securities at June 30, 2006 consisted of FHLB stock with a cost of $862,100, and other investments of $50,000. Other nonmarketable equity securities at December 31, 2005 consisted of FHLB stock with a cost of $150,600.

Loans

        Since loans typically provide higher interest yields than other types of interest-earning assets, a substantial percentage of our earning assets are invested in our loan portfolio. Average loans for the six months ended June 30, 2006 and 2005 were $216.9 million and $86.4 million, respectively. Before the allowance for loan losses, total loans outstanding at June 30, 2006 were $245.8 million. Average loans for the years ended December 31, 2005 and 2004 were $118.5 million and $31.3 million, respectively. Before the allowance for loan losses, total loans outstanding at December 31, 2005 and 2004 were $179.7 million and $55.3 million, respectively.

        Loans secured by real estate mortgages are the principal component of our loan portfolio. Most of our real estate loans are secured by residential or commercial property. We do not generally originate traditional long term residential mortgages for the portfolio, but we do issue traditional second mortgage residential real estate loans and home equity lines of credit. We obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. Generally, we limit the loan-to-value ratio on loans we make to 85%. Due to the short time our portfolio has existed, the current mix may not be indicative of our future portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

        The following table summarizes the composition of our loan portfolio at June 30, 2006, December 31, 2005, and December 31, 2004.

	June 30, 2006		December 31, 2005		December 31, 2004
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(dollars in thousands)
Commercial
Commercial and industrial	$25,892	10.53%	$11,360	6.32%	$7,173	12.97%
Real Estate
Mortgage	100,172	40.76%	85,025	47.33%	29,837	53.96%
Construction	118,294	48.13%	81,878	45.57%	16,918	30.60%

Total real estate	218,466	88.89%	166,903	92.90%	46,755	84.56%

Consumer
Consumer	1,719	0.70%	1,708	0.95%	1,509	2.73%
Deferred origination fees, net	(297)	(0.12)%	(311)	(0.17)%	(146)	(0.26)%

Total gross loans, net of deferred fees	245,780	100.00%	179,660	100.00%	55,291	100.00%

Less—allowance for loan losses	(3,073)		(2,245)		(700)

Total loans, net	$242,707		$177,415		$54,591

Maturities and Sensitivity of Loans to Changes in Interest Rates

        The information in the following tables is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

        The following table summarizes the loan maturity distribution by type and related interest rate characteristics at June 30, 2006.

	One year or less	After one but within five years	After five years	Total
	(in thousands)
Commercial	$10,099	$13,869	$1,924	$25,892
Real estate	95,431	101,504	21,531	218,466
Consumer	750	933	36	1,719
Deferred origination fees, net	(137)	(161)	1	(297)

Total gross loans, net of deferred fees	$106,143	$116,145	$23,492	$245,780

Loans maturing after one year with:
Fixed interest rates				$50,891
Floating interest rates				88,906

Total				$139,797

        The following table summarizes the loan maturity distribution by type and related interest rate characteristics at December 31, 2005.

	One year or less	After one but within five years	After five years	Total
	(in thousands)
Commercial	$5,743	$5,199	$418	$11,360
Real estate	68,369	84,381	14,153	166,903
Consumer	748	922	38	1,708
Deferred origination fees, net	(127)	(178)	(6)	(311)

Total gross loans, net of deferred fees	$74,733	$90,324	$14,603	$179,660

Loans maturing after one year with:
Fixed interest rates				$19,946
Floating interest rates				85,165

Total				$105,111

Provision and Allowance for Loan Losses

        We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of operations. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible in the future. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons. Due to our limited operating history, the provision for loan losses has been made primarily as a result of our assessment of general loan loss risk compared to banks of similar size and maturity. Periodically, we adjust the amount of the allowance based on changing circumstances. Although we have not incurred any loan losses since our inception, we would recognize loan losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period.

        The following table summarizes the activity related to our allowance for loan losses for the six months ended June 30, 2006 and 2005.

	June 30,
	2006	2005
	(dollars in thousands)
Balance, beginning of year	$2,245	$700
Net loan losses	—	—
Provision for loan losses	828	803

Balance, end of year	$3,073	$1,503

Total loans outstanding at end of period	$245,780	$119,788

Allowance for loan losses to gross loans	1.25%	1.25%
Net charge-offs to average loans	0.00%	0.00%

        The following table summarizes the activity related to our allowance for loan losses for the years ended December 31, 2005, 2004, and 2003.

	December 31,
	2005	2004	2003
	(dollars in thousands)
Balance, beginning of year	$700	$135	$—
Net loan losses	—	—	—
Provision for loan losses	1,545	565	135

Balance, end of year	$2,245	$700	$135

Total loans outstanding at end of period	$179,660	$55,291	$9,927

Allowance for loan losses to gross loans	1.25%	1.27%	1.36%

Net charge-offs to average loans	0.00%	0.00%	0.00%

        We do not allocate the allowance for loan losses to specific categories of loans. Instead, we evaluate the adequacy of the allowance for loan losses on an overall portfolio basis utilizing our credit grading system that we apply to each loan. We have retained an independent consultant to review the loan files on a test basis to confirm the grading of each loan.

Nonperforming Assets

        We did not have any nonperforming assets at June 30, 2006, December 31, 2005, or December 31, 2004. At June 30, 2006, December 31, 2005 and December 31, 2004, the allowance for loan losses was $3.1 million, $2.2 million, and $700,000 respectively, or 1.25%, 1.25%, and 1.27%, respectively, of outstanding loans.

        At June 30, 2006, December 31, 2005, and December 31, 2004 we did not have any loans on nonaccrual status. Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when we believe, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is applied against the principal balance. There has not been any foregone interest income on nonaccrual loans. As of June 30, 2006, we had three loans with a current principal balance of $724,000 on the watch list.

Deposits and Other Interest-Bearing Liabilities

        Our primary source of funds for loans and investments is our deposits. National and local market trends over the past several years suggest that consumers have moved an increasing percentage of discretionary savings funds into investments such as annuities, stocks, and mutual funds. Accordingly, it has become more difficult to attract local deposits. We have chosen to obtain a portion of our certificates of deposits from areas outside of our market, primarily through internet sources. The deposits obtained outside of our market area generally have lower rates than rates being offered for certificates of deposits in our local market. We also utilize out-of-market deposits in certain instances to obtain deposits with more favorable terms than are readily available in our local market. We anticipate that the ratio of out-of-market deposits will improve after we open additional retail deposit offices. The amount of out-of-market deposits was $105.2 million, or 42.0% of total deposits, at June 30, 2006, and $34.9 million, or 20.0% of total deposits, at December 31, 2005.

        We anticipate being able to either renew or replace these out-of-market deposits when they mature, although we may not be able to replace them with deposits with the same terms or rates. Our loan-to-deposit ratio was 98.2% and 102.9% at June 30, 2006 and December 31, 2005, respectively.

        The following table shows the average balance amounts and the average rates paid on deposits held by us for the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004.

	June 30, 2006		December 31, 2005		December 31, 2004
	Average Dollar Amount	Rate	Average Dollar Amount	Rate	Average Dollar Amount	Rate
	(dollars in thousands)
Noninterest bearing demand deposits	$9,536	0.00%	$6,992	0.00%	$3,093	0.00%
Interest bearing demand deposits	2,823	1.70%	3,285	1.26%	1,586	0.88%
Savings and money market accounts money	125,972	4.34%	69,212	3.62%	22,634	2.12%
Time deposits less than $100,000	35,370	4.79%	12,982	3.35%	5,401	2.20%
Time deposits greater than $100,000	32,304	4.37%	23,315	3.33%	4,162	2.19%

Total deposits	$206,005	4.39%	115,786	3.25%	36,876	1.91%

        All of our time deposits are certificates of deposits. The maturity distribution of our time deposits of $100,000 or more at June 30, 2006, December 31, 2005, and December 31, 2004 is as follows:

	June 30, 2006	December 31, 2005	December 31, 2004
	(dollars in thousands)
Three months or less	$7,207	$3,447	$1,918
Over three through six months	8,090	7,684	760
Over six though twelve months	22,447	8,453	3,188
Over twelve months	5,257	3,820	3,069

Total	$43,001	$23,404	$8,935

        The increases in time deposits of $100,000 or resulted from our funding the growth of the bank with a variety of deposits products and the utilization of deposits that were obtained outside of our primary market.

Capital Resources

        Total shareholders' equity was $23.9 million at June 30, 2006, $23.1 million at December 31, 2005, and $8.3 million at December 31, 2004. The increase from December 31, 2005 to June 30, 2006 is attributable to net income of $730,000 for the six months ended June 30, 2006, proceeds from the exercise of stock options of $189,000, an increase in paid in capital relating to accounting for the expense of stock option grants of $69,000, less a reduction of $162,000 in the fair value of available for sale securities. The increase from December 31, 2004 to December 31, 2005 is attributable to net proceeds of $14.9 million from the issuance of 1,712,000 shares of common stock in the private placement and proceeds from the exercise of stock options of $117,579, less a reduction of $256,520 in the fair value of available for sale securities and net income of $39,520 for the year ended December 31, 2005.

        The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio (average equity divided by average total assets) for the six months ended June 30, 2006 and the years ended December 31, 2005, 2004, and 2003. Since our inception, we have not paid any cash dividends.

	June 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Return on average assets	0.60%	0.03%	(1.54)%	(1.30)%
Return on average equity	6.32%	0.20%	(9.55)%	(3.25)%
Equity to assets ratio	9.51%	13.51%	16.13%	39.94%

        The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        The Federal Reserve guidelines contain an exemption from the capital requirements for "small bank holding companies." On March 31, 2006, the Federal Reserve changed the definition of a small bank holding company to bank holding companies with less than $500 million in total assets (an increase from $150 million under the prior rule). However, bank holding companies will not qualify under the new definition if they (i) are engaged in significant nonbanking activities either directly or indirectly through a subsidiary, (ii) conduct significant off-balance sheet activities, including securitizations or managing or administering assets for third parties, or (iii) have a material amount of debt or equity securities (including trust preferred securities) outstanding that are registered with the SEC. Although we have less than $500 million in assets, it is unclear at this point whether we otherwise meet the requirements for qualifying as a "small bank holding company." According to the Federal Reserve Board, the revision of the criterion to exclude any bank holding company that has outstanding a material amount of SEC-registered debt or equity securities reflects the fact that SEC registrants typically exhibit a degree of complexity of operations and access to multiple funding sources that warrants excluding them from the new policy statement and subjecting them to the capital guidelines. In the adopting release for the new rule, the Federal Reserve Board stated that what constitutes a "material" amount of SEC-registered debt or equity for a particular bank holding company depends on the size, activities and condition of the relevant bank holding company. In lieu of using fixed measurable parameters of materiality across all institutions, the rule provides the Federal Reserve with supervisory flexibility in determining, on a case-by-case basis, the significance or materiality of activities or securities outstanding such that a bank holding company should be excluded from the policy statement and subject to the capital guidelines. Until the Federal Reserve provides further guidance on the new rules, it will be unclear whether our holding company will be subject to the exemption from the capital requirements for small bank holding companies. Regardless, our bank falls under minimum capital requirements as set per bank regulatory agencies.

        The following table sets forth the company's various capital ratios at June 30, 2006 and December 31, 2005 and 2004. For all periods, the company was considered "well capitalized."

	June 30, 2006	December 31, 2005	December 31, 2004
Leverage ratio	11.27%	11.76%	10.13%
Tier 1 risk-based capital ratio	12.12%	11.02%	11.43%
Total risk-based capital ratio	13.32%	12.14%	12.53%

        The following table sets forth the bank's various capital ratios at June 30, 2006, December 31, 2005, and December 31, 2004. For all periods, the bank was considered "well capitalized."

	June 30, 2006	December 31, 2005	December 31, 2004
Leverage ratio	11.24%	11.59%	10.53%
Tier 1 risk-based capital ratio	11.60%	10.89%	11.06%
Total risk-based capital ratio	12.81%	12.00%	12.16%

        On February 22, 2006, Tidelands Statutory Trust, our non-consolidated subsidiary, issued and sold floating rate capital securities of the trust, generating proceeds of $8.0 million. The trust loaned these proceeds to us to use for general corporate purposes, primarily to provide capital to the bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

Borrowings

        The following table outlines our various sources of borrowed funds during the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004, the amounts outstanding at the end of each period, at the maximum point for each component during the periods and on average for each period, and the average interest rate that we paid for each borrowing source. The maximum month-end balance represents the high indebtedness for each component of borrowed funds at any time during each of the periods shown.

				Average for the Period
			Maximum Month End Balance
	Ending Balance	Period End Rate
				Balance	Rate
	(dollars in thousands)
At or for the six months ended June 30, 2006:
Note payable	$1,593	7.0%	$1,593	$1,568	6.71%
Securities sold under agreement to repurchase	6,500	5.59%	6,500	6,500	5.16%
Junior subordinated debentures	8,248	6.34%	8,248	5,878	6.32%
FHLB advance	10,000	5.15%	10,000	221	5.14%
Other borrowings	—	—%	29	17	3.30%
Federal funds purchased	—	—%	6,346	822	5.05%
At or for the year ended December 31, 2005:
Note payable	$1,541	6.25%	$1,541	$651	5.72%
Securities sold under agreement to repurchase	6,500	4.66%	6,500	6,500	3.69%
Other borrowings	30	3.30%	2,050	304	4.47%
Federal funds purchased	—	—%	937	80	3.41%
At or for the year ended December 31, 2004:
Securities sold under agreement to repurchase	$6,500	2.70%	$6,500	$6,500	1.80%
Other borrowings	40	3.30%	50	46	3.30%

Effect of Inflation and Changing Prices

        The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

        Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Risk

        Commitments to extend credit are agreements to lend to a customer as long as the customer has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At June 30, 2006 and December 31, 2005, unfunded commitments to extend credit were $71.4 million and $51.0 million, respectively. A significant portion of the unfunded commitments related to consumer equity lines of credit. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

        At June 30, 2006 and December 31, 2005, there were commitments totaling $50,000 and $125,000, respectively, under letters of credit. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

        Except as disclosed in this report, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Market Risk

        Market risk is the risk of loss from adverse changes in market prices and rates, which principally arises from interest rate risk inherent in our lending, investing, deposit gathering, and borrowing activities. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not generally arise in the normal course of our business.

        We actively monitor and manage our interest rate risk exposure principally by measuring our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.

        Approximately 75.7% and 89.6% of our loans were variable rate loans at June 30, 2006 and December 31, 2005, respectively, and we were liability sensitive at June 30, 2006. We expect to be liability sensitive over the next 12 months because, although substantially all of our loans reprice within three months, a greater amount of our deposits will reprice over the 12-month period. At June 30, 2006, approximately 97.3% of our interest-bearing liabilities are expected to reprice during the next 12 months. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by us as significantly less interest-sensitive than market-based rates such as those paid on out-of-market deposits and other borrowings. Net interest income may be affected by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

Liquidity and Interest Rate Sensitivity

        Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time when investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

        At June 30, 2006 and December 31, 2005, our liquid assets, which consist of cash and due from banks and federal funds sold, amounted to $20.9 million and $8.2 million, or 6.9% and 4.0% of total assets, respectively. Our available for sale securities at June 30, 2006 and December 31, 2005 amounted to $25.4 million and $11.9 million, or 8.4% and 5.8% of total assets, respectively. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner. However, approximately $6.0 million of these securities were pledged against outstanding debt or borrowing lines of credit at June 30, 2006. Therefore, the related debt would need to be repaid prior to the securities being sold in order for these securities to be converted to cash.

        Our ability to maintain and expand our deposit base and borrowing capabilities serves as our primary source of liquidity. We plan to meet our future cash needs through the liquidation of temporary investments, the generation of deposits, and by raising additional capital. In addition, we will receive cash upon the maturity and sale of loans and the maturity of investment securities. During most of 2005 and 2006, as a result of historically low rates that were being earned on short-term liquidity investments, we chose to maintain a lower than normal level of short-term liquidity securities. In addition, we maintain four federal funds purchased lines of credit with correspondent banks totaling $23.5 million. We are also a member of the FHLB, from which applications for borrowings can be made for leverage or liquidity purposes. As of June 30, 2006 our borrowing capacity with the FHLB was $29.8 million, of which $10.0 million was outstanding. The FHLB requires that securities, qualifying mortgage loans, and stock of the FHLB owned by the bank be pledged to secure any advances.

        We believe that our deposits, short-term repurchase agreements, and proceeds from this offering will satisfy our liquidity and capital needs for the next 12 months.

        Asset/liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize potentially adverse impacts on earnings from changes in market interest rates. Our asset/liability management committee monitors and considers methods of managing exposure to interest rate risk. The asset/liability management committee is responsible for maintaining the level of interest rate sensitivity of our interest sensitive assets and liabilities within board-approved limits.

        The following tables set forth information regarding our rate sensitivity, as of June 30, 2006 and December 31, 2005, at each of the time intervals. The information in the tables may not be indicative of our rate sensitivity position at other points in time. In addition, the maturity distribution implied in the table may differ from the contractual maturities of the earning assets and interest-bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios in the application of the interest rate sensitivity methods described above.

	June 30, 2006
	Within three months	After three but within twelve months	After one but within five years	After five years	Total
	(dollars in thousands)
Interest-earning assets:
Federal funds sold	$17,419	$—	$—	$—	$17,419
Investment securities	3,590	773	9,412	11,606	25,381
Loans	188,122	6,109	48,741	2,808	245,780

Total interest-earning assets	$209,131	$6,882	$58,153	$14,414	$288,580

Interest-bearing liabilities:
Money market and NOW	$145,661	$—	$—	$—	$145,661
Regular savings	111	—	—	—	111
Time deposits	16,422	70,045	6,670	108	93,245
Junior subordinated debentures	8,248	—	—	—	8,248
Other borrowings	8,093	—	—	—	8,093

Total interest-bearing liabilities	$178,535	$70,045	$6,670	$108	$255,358

Period gap	$30,596	$(63,163)	$51,483	$14,306	$33,222
Cumulative gap	$30,596	$(32,567)	$18,916	$33,222	$33,222
Ratio of cumulative gap to total earning assets	10.60%	(11.28)%	6.56%	11.51%	11.51%
	December 31, 2005
	Within three months	After three but within twelve months	After one but within five years	After five years	Total
	(dollars in thousands)
Interest-earning assets:
Federal funds sold	$6,365	$—	$—	$—	$6,365
Investment securities	467	1,366	4,842	5,107	11,782
Loans	161,597	976	15,877	1,210	179,660

Total interest-earning assets	$168,429	$2,342	$20,719	$6,317	$197,807

Interest-bearing liabilities:
Money market and NOW	$123,300	$—	$—	$—	$123,300
Regular savings	104	—	—	—	104
Time deposits	8,570	29,082	5,768	—	43,420
Other borrowings	6,502	1,547	22	—	8,071

Total interest-bearing liabilities	$138,476	$30,629	$5,790	$—	$174,895

Period gap	$29,953	$(28,287)	$14,929	$6,317	$22,912
Cumulative gap	$29,953	$1,666	$16,595	$22,912	$22,912
Ratio of cumulative gap to total earning assets	15.14%	0.84%	8.39%	11.58%	11.58%

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information about our executive officers and directors as of the date of this prospectus. Our articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of the Class I directors will expire at the 2007 annual shareholders' meeting, the terms of the Class II directors will expire at the 2008 annual shareholders' meeting, and the terms of the Class III directors will expire at the 2009 annual shareholders' meeting. Each of our directors is also a director of Tidelands Bank.

Name	Age	Year First Elected or Appointed	Year Term Expires	Position(s) Held
Michael W. Burrell	55	2002	2008	Director
John N. Cagle, III, DMD	48	2002	2009	Director
Alan D. Clemmons	47	2002	2007	Director
Robert E. (Chip) Coffee, Jr.	58	2003	2007	President, Chief Executive Officer, and Director
Richard L. Granger	54	2002	2009	Director
Alan W. Jackson, CPA	44	2003	—	Executive Vice President and Chief Financial Officer
Barry I. Kalinsky	46	2002	2007	Chairman of the Board
Morris Kalinsky	82	2002	2009	Director
Paul J. Kerwin, DVM	44	2002	2008	Director
Robert H. (Bobby) Mathewes, Jr.	40	2002	—	Executive Vice President and Principal Banking Officer
John T. Parker, Jr.	42	2002	2009	Director
Tanya D. Robinson	52	2002	2008	Director
Larry W. Tarleton	62	2006	2007	Director

        Michael W. Burrell has been a resident of the Charleston area since 1977. Mr. Burrell graduated from Georgia State University in 1973 and completed his graduate work and earned his Masters Degree in Education in 1978 and his Educational Specialist degree in 1983 from The Citadel Military College in Charleston, South Carolina. He has served as an elementary school principal in Summerville since 1980 and before his retirement in 2002 served as the coordinator for federal and state programs on the district level. He currently teaches handicapped and non-handicapped students in a homebound capacity. Mr. Burrell and his wife started a local pre-school and childcare center, Gazebo School, Inc., which has been in operation since 1977. They sold the business in 2003 in order to pursue other interests. His community service in the area began with the formation of the first Boy Scout Troop for the disabled in 1977. Mr. Burrell is an active member in the Summerville Sertoma Club where he has served as president, treasurer, and has been an on-going board member since 1978. He is a member of Bethany United Methodist Church where he has taught Sunday school for both children and adults.

        John N. Cagle, III, DMD has been a resident of Mount Pleasant since 1979. Dr. Cagle graduated from Clemson University with Honors in 1979, with a B.S. in Zoology. In 1983, Dr. Cagle received his Doctorate of Dental Medicine from the Medical University of South Carolina, College of Dental Medicine in Charleston, South Carolina. He is a member of the American Dental Association as well as various local and state dental groups. He has had an established dental practice in the Charleston area since 1983. Dr. Cagle is active in offshore sport fishing having obtained his U.S. Coast Guard master license in 1985. He is a member of the Mount Pleasant Presbyterian Church and a proud sponsor of local athletics East of the Cooper.

        Alan D. Clemmons is a native of Myrtle Beach, South Carolina. He graduated in 1982 from Coastal Carolina University's School of Business Administration. He received his juris doctorate in 1989 from Hamline University of Saint Paul, Minnesota. Mr. Clemmons is engaged in the practice of law with an emphasis on real estate and development with the firm of McCrackin, Barnett, Richardson and Clemmons, L.L.P., where he has practiced since 1990. Mr. Clemmons is national committeeman representing the Pee Dee Area Council of the Boy Scouts of America. He has served as a volunteer to the Boy Scouts of America for over 25 years and has served in positions ranging from scoutmaster to counsel president. He served as a volunteer to the Maya Indians from 1978 to 1980 as a lay Christian Services Missionary in Southern Mexico. Mr. Clemmons is a past member of the Horry County Planning Commission and ex-oficio member of the Myrtle Beach Planning Commission. Mr. Clemmons has been an officer of the Horry County Republican Party since 1995, and chairman from 1997 through 2000. He was elected from the First Congressional District as a Delegate to the 2000 Republican National Convention. He was also elected from the First Congressional District as an Alternate Delegate to the 2004 Republican National Convention. Mr. Clemmons was elected as a member of the South Carolina House of Representatives in 2001. He is past chairman of the House Freshman Caucus, second vice chairman of the House Judiciary Committee and secretary/treasurer of the House Republican Caucus. Mr. Clemmons also serves as chairman of the South Carolina Interstate 73 Association.

        Robert E. (Chip) Coffee, Jr. has served as a director and the president and chief executive officer of our company and our bank since February of 2003. Mr. Coffee is a native of Camden, South Carolina. Mr. Coffee graduated from The Citadel in 1970 with a B.S. in Business Administration. He began his banking career in the Management Training program with South Carolina National Bank in 1970. Mr. Coffee furthered his banking education and graduated from The Stonier Graduate School of Banking at Rutgers University in 1978 and The National Commercial Lending Graduate School at the University of Oklahoma, with distinction, in 1982. In 1980, he joined the Bank of Beaufort and began the community banking phase of his career. Between 1982 and 1985, Mr. Coffee worked with the Bank of Hartsville and managed the commercial loan portfolio of that bank. In 1986, he was part of a group of investors who founded 1stAtlantic Bank in Little River, South Carolina. Mr. Coffee served as president, chief executive officer, and was a director until 1ST Atlantic merged with Anchor Bank in December of 1993. He became executive vice president and chief administrative officer and was a director of Anchor Bank, operating in that capacity until Anchor Bank merged with The South Financial Group in April of 2000. Including his stint in Beaufort, Mr. Coffee has been involved in banking along South Carolina's coast for over 17 years. Mr. Coffee has served on numerous boards and professional organizations including The South Carolina Bankers Association, Chairman of the South Carolina Bankers' School, The Citizens Advisory Council of the Hollings Cancer Center, The South Carolina Coastal Conservation League, DeBordieu Club, and The South Carolina State Board of Financial Institutions from 1992 until 2000.

        Richard L. Granger is a native of Columbia, South Carolina. Mr. Granger graduated from Gardner-Webb University in 1973 with a B.S. degree in Liberal Arts Pre-law. He is president of R. Granger Development, Inc. which develops land for commercial and residential use. He is also a licensed real estate broker in South Carolina with an emphasis in commercial real estate and land sales. Mr. Granger formed R. Granger Development, Inc. in 2001 after a successful 26 year career as a mortgage banker. He founded Granger-O'Harra Mortgage in 1984 in Florence, South Carolina with partner, Robert S. O'Harra. In 1995, Mr. Granger and his partner sold the mortgage business to a local community bank holding company, and Mr. Granger continued to work in the mortgage business as president and chief executive officer under its new name, Coastal Federal Mortgage, Inc. until he began R. Granger Development, Inc. He currently serves on the Board of Trustees of the McLeod Foundation in affiliation with McLeod Health, a regional hospital serving the Pee Dee region of South Carolina. He has served as chairman, and is currently co-chairman, of the McLeod Children's Hospital Board of Advisors. Mr. Granger serves on the Executive Committee of the Foundation Board and

previously served as Assistant Treasurer. He also serves on the Board of Trustees and Executive Committee for the Methodist Manor of the Pee Dee. Mr. Granger is also a member of DeBordieu Club.

        Alan W. Jackson, CPA, serves as executive vice president and chief financial officer of our company and our bank. Mr. Jackson graduated from West Virginia Wesleyan College in 1983 with a B.A. degree in Accounting and received a Master of Accountancy from Virginia Polytechnic Institute in 1985. Mr. Jackson furthered his banking education and graduated from the Graduate School of Banking at Colorado at the University of Colorado in 1997. Mr. Jackson began his involvement in community banking in 1984 as an auditor with KPMG. From 1988 to 1991, Mr. Jackson was employed by Security Bank and Trust Co., Salisbury, North Carolina. Mr. Jackson joined Community Bank and Trust Co. in Marion, North Carolina in 1991 and served as the chief financial officer until it merged with Carolina First Bancshares in 1998. At the time of the merger, Mr. Jackson joined a group of investors who founded High Country Bank in Boone, North Carolina. Mr. Jackson served as the chief financial officer and chief operations officer to High Country Bank from 1998 to 2002. From 2002 until joining us in May 2003, Mr. Jackson had a consulting practice serving community banks in the areas of asset liability management, operations, technology, financial reporting and budgeting.

        Barry I. Kalinsky is our chairman of the board. Mr. Kalinsky is a Charleston native and the vice president of Bob Ellis Shoes, a specialty shoe store which started in 1949 and now has locations in Charleston, Charlotte, and Atlanta. Mr. Kalinsky is also a partner in Jacomo, LLC, the operating company for Bob Ellis Shoes in Charlotte. Mr. Kalinsky graduated from George Washington University in 1982 with a B.A. degree in Political Science. He received his Juris Doctorate degree from the University of South Carolina in 1985 and was admitted to the South Carolina Bar that same year. From 1985 until 1990, he was engaged in the practice of law. Since 1991, Mr. Kalinsky has worked with his family in Bob Ellis Shoes and handles the operation of the Charleston and Charlotte stores. He is a member of the South Carolina Bar. Mr. Kalinsky has served on the boards of the Charleston Symphony Orchestra, Synagogue Emanuel, and the Charleston Jewish Federation. He has also served on the city of Charleston's Downtown Business Revitalization Commission. Mr. Kalinsky serves on the board of the Spoleto Festival.

        Morris Kalinsky has been a resident of Charleston since 1949. Mr. Kalinsky graduated from the University of Georgia in 1945 with a B.S. degree in Chemistry. Since 1950, Mr. Kalinsky has been the owner of Bob Ellis Shoes, a specialty shoe store with locations in Charleston, Charlotte, and Atlanta. In 1992, he received Retailer of the Year from the Italian Footwear Association. He was also given The Man of the Year award by the National Association of Footwear in 1992 and was inducted into the Fashion Hall of Fame in 2000. Mr. Kalinsky has served on the Charleston Symphony Orchestra board of directors since 1994. He is chairman of the Jewish Federation Board and was named Man of the Year by the local Federation Board. He is currently on the Cardiology Board at the Medical University of South Carolina. He also serves on the board of directors of Emanuel Synagogue.

        Paul J. Kerwin, DVM, has been a resident of Charleston County since 1988. He graduated Magna Cum Laude from Duke University in 1984 with a B.S. degree in Mechanical Engineering and received his Doctorate of Veterinary Medicine degree from Tufts University in 1988. Dr. Kerwin has owned and operated a companion animal veterinary hospital in Goose Creek since 1991. In 1999, Dr. Kerwin also started consulting with Trident Technical College assisting in developing a Veterinary Technology Program, and now he is also a full-time faculty member and program coordinator with the college. He is active in local, state, and national veterinary and educational associations.

        Robert H. (Bobby) Mathewes, Jr. serves as executive vice president and principal banking officer chief. Mr. Mathewes grew up in Mount Pleasant and graduated from the University of South Carolina in 1988 with a B.S. degree in Finance. He is also a graduate of the South Carolina Bankers School. Mr. Mathewes graduated from Leadership Charleston in 1999. He has 15 years of banking experience, 12 of which have been spent in Charleston. He has also held positions with NationsBank, SouthTrust

Bank and BB&T. Mr. Mathewes started his banking career with C&S Bank in Charleston in 1990. He worked outside of the Charleston area from 1993 until his return in 1997. Mr. Mathewes has been involved in Junior Achievement, Jaycees, and the Chamber of Commerce. He coached little league soccer and baseball through the recreational department in Mount Pleasant. He is an active member of Mount Pleasant Presbyterian Church.

        John T. Parker, Jr. has been a resident of Mount Pleasant since 1986. Mr. Parker graduated from Emory at Oxford in 1984 with an Associate of Arts degree, and subsequently graduated from Emory University in 1986 with a B.A. degree in Psychology. He worked at Georgia Mental Health in Atlanta before returning to Charleston to join Parker Marine Contracting Corporation, a family owned business that manufactures, builds, and installs concrete foundation pile, bridges, deep foundations, marine utilities, and other construction services. He has been the vice president of Parker Marine for 12 years. Mr. Parker was the 2000-2002 president of the American Subcontractors Association (ASA), Charleston Chapter and he is past vice president and currently president of the board of directors for ASA of North and South Carolina. Since 1998, he has served as secretary and vice president of ASA. Mr. Parker currently serves on the Scholarship Golf Tournament and Membership Committees for ASA. Also, Mr. Parker serves as vice president on the Board of Directors for the Pile Driving Contractors Association of South Carolina. He is a member of St. Andrews Episcopal Church in Mount Pleasant.

        Tanya D. Robinson is a native of Summerville. Ms. Robinson graduated from Brigham Young University with a B.A. degree in Communications. She works part-time for Dorchester District Two Schools as a Public Information Specialist, and is also the lead teacher for K-4 at Bethany Child Development Center since 1988. Ms. Robinson was elected to serve as District PTA President for Dorchester and Colleton counties for the 2000-2002 term. This position took her into 21 schools to train and help local PTA units. She also has served on the state PTA Board. Ms. Robinson was elected to serve as the Community Service Chairman, overseeing community services for 25 local agencies. She is a member of the Junior League of Summerville. Ms. Robinson serves as the President of the Summerville Women's Organization of the Church of Jesus Christ of Latter Day Saints. For the past three years, she has served as the United Way Chairman for Dorchester District Two.

        Larry W. Tarleton is a native of Wadesboro, North Carolina and a graduate of the University of North Carolina in Chapel Hill. He currently serves as the publisher for The Post and Courier, South Carolina's second largest newspaper, where he has worked since 1988, including as editor for 10 years prior to being named publisher. He is very active in community affairs and currently serves as chairman of the Trident United Way, Vice President of Finance for the Coastal Carolina chapter of the Boy Scouts of America and on the board of the Charleston Metro Chamber of Commerce. He is past president of the Country Club of Charleston and is a member of the Carolina Yacht Club and the Harbour Club.

        Family Relationships.    Morris Kalinsky is the father of Barry Kalinsky.

Committees

        Our board of directors has several standing committees including an audit committee, compensation committee, and nominating committee.

        Audit Committee.    Our audit committee is currently composed of Michael W. Burrell, Alan D. Clemmons, John T. Parker, and Tanya D. Robinson. The board of directors has determined that each audit committee member is independent in accordance with NASDAQ Global Market listing standards and SEC regulations.

        The audit committee is responsible for reviewing financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The audit committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports it findings to the board of directors.

        Compensation Committee.    Our compensation committee is currently composed of Messrs. Burrell, Cagle, Kalinsky (Barry), Kalinsky (Morris), Kerwin, and Tarleton. Each member of the committee is "independent" under NASDAQ Global Market listing standards. The compensation committee reviews all benefit plans and the specific compensation for all executive officers.

        Nominating Committee.    Our nominating committee is currently composed of Messrs. Kalinsky (Barry), Kerwin, and Cagle. All of these members are considered "independent" under NASDAQ Global Market listing standards. This committee is responsible for establishing criteria for directors, making recommendations for the nomination of directors, overseeing self-assessment evaluations for the board and its committees, and addressing other governance issues.

Executive Officer Compensation

        The following table shows the compensation we paid for the years ended December 31, 2003 through 2005 to our chief executive officer and for all other executives who earned over $100,000 during the year ended December 31, 2005 (collectively, the "named executive officers"). The option amounts have been adjusted for the stock split completed in January 2005.

Summary Compensation Table

						Long Term Compensation
		Annual Compensation
						Number of Securities Underlying Options
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation			All Other Compensation
Robert E. Coffee, Jr. President and Chief Executive Officer	2005 2004 2003	$166,667 108,750 31,750	$26,000 15,000 —	$15,405 35,912 —	(1)	1,500 64,623 —	$4,907 1,088 —	(4)
Alan W. Jackson Executive Vice President and Chief Financial Officer	2005 2004 2003	$127,500 96,875 63,333	$21,000 15,000 —	$132,788 11,454 —	(2)	1,500 32,311 —	$1,517 969 —	(4)
Robert H. Mathewes, Jr. Executive Vice President and Principal Banking Officer	2005 2004 2003	$127,500 96,875 78,958	$21,000 15,000 —	$19,772 40,857 —	(3)	1,500 32,311 —	$1,275 484 —	(4)

(1)
Includes club dues and related fees of $5,782, car allowance of $2,737, and insurance of $10,126.

(2)
Includes club dues and related fees of $3,864, car allowance of $8,933, insurance of $10,094, and relocation reimbursement of $109,897 (grossed up for taxes of $45,998).

(3)
Includes club dues and related fees of $6,782 and car allowance of $3,776 and insurance of $9,214.

(4)
Includes $3,240 and $880 for the dollar value of term insurance premiums paid by, or on behalf of, Messrs. Coffee and Jackson during the covered fiscal year. Other amounts represent 401(k) contributions.

Option Grants in Last Fiscal Year

        The following table sets forth information concerning the grant of stock options to our named executive officers during the year ended December 31, 2005. All share numbers and exercise prices have been adjusted for stock split completed in January 2005.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price (Dollars Per Share)	Expiration Date
Robert E. Coffee, Jr.	1,500	3.54%	$10.00	12/19/2015
Alan W. Jackson	1,500	3.54%	$10.00	12/19/2015
Robert H. Mathewes, Jr.	1,500	3.54%	$10.00	12/19/2015

        In 2005, in addition to the options shown in the above table, we also granted 37,875 options to other employees pursuant to the Tidelands Bancshares, Inc. 2004 Stock Incentive Plan. We may grant a total of 608,811 stock options under the 2004 Stock Incentive Plan to our directors, employees, and consultants. The number of shares available for issuance under the plan automatically increases each time we issue additional shares of stock so that the total number of shares issuable under the plan at all times equal 20% of the then outstanding shares of stock.

Aggregated Option Exercise and Year-end Option Values

			Number of Unexercised Securities Underlying Options at Fiscal Year End(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable
Robert E. Coffee, Jr.	23,054	21,541	$25,595	$25,580
Alan W. Jackson	14,425	19,387	$15,348	$23,022
Robert H. Mathewes, Jr.	14,425	19,387	$15,348	$23,022

(1)
Based on a price of $9.9875 per share, which is the last trade of which the company is aware prior to December 31, 2005. For each executive, 1,500 shares of the exercisable shares are exercisable at $10.00 per share while all other options have an exercise price of $8.80 per share. All option amounts and exercise prices have been adjusted for the stock split completed in January 2005.

Director Compensation

        Our bylaws permit our directors to receive reasonable compensation as determined by a resolution of the board of directors. We have not paid any directors' fees since our inception. However, we may, pursuant to our bylaws, begin to compensate our directors at some time in the future.

Employment Agreements

        We have entered into employment agreements with Mr. Coffee to serve as the president and chief executive officer of the company and the bank, Mr. Jackson to serve as executive vice president and chief financial officer of the company and the bank, and Mr. Mathewes to serve as the executive vice president and principal banking officer of the bank. Messrs. Coffee, Jackson, and Mathewes are entitled in 2006 to receive annual base salaries of $175,000, $140,000, and $140,000, respectively. Compensation is reviewed annually by the compensation committee and may be increased from time to time based on such committee's recommendation. Each executive is also entitled to receive cash bonuses based upon achievement criteria established by the board of directors and to participate in all of our retirement, welfare, and other benefit programs. The executives are also entitled to country club dues and automobile allowances.

        Each agreement has a term of three years, which is extended automatically at the end of each day for an additional day so that the remaining term continues to be three years. If we terminate the employment agreements for Messrs. Coffee, Jackson, or Mathewes without cause, or if Messrs. Coffee, Jackson, or Mathewes terminate their agreement for good reason following a change of control or within the 90-day period beginning on the one year anniversary of a change in control, they will be entitled to severance in an amount equal to 100% of their then current monthly base salary for each month under the remaining term of the agreement, plus any bonus which may have been earned or accrued through the date of termination (including any amounts awarded for previous years but which were not yet vested) and a pro rata share of any bonus with respect to the current fiscal year which may have been earned as of the date of termination.

        During this employment and for a period of 12 months thereafter, Mr. Coffee may not, subject to limited exceptions, (a) compete with us by forming, serving as an organizer, director, or officer of, or acquiring or maintaining greater than a 1% passive ownership interest in, a depository financial institution or holding company of a depository financial institution, if the depository institution or holding company has one or more offices or branches within our territory, (b) solicit our customers for a competing business, or (c) solicit our employees for a competing business. Messrs. Jackson and Mathewes are subject to identical restrictive covenants except that the restricted period for Mr. Jackson with respect to clauses (b) and (c) is 24 months and the restricted period for Mr. Mathewes with respect to clauses (a), (b), and (c) is 24 months.

        Notwithstanding the foregoing, each executive may serve as an officer of or consultant to a depository institution or holding company therefore with offices in the restricted territory, if such employment does not involve the restricted territory.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows owners of more than 5% of our outstanding common stock, as of July 25, 2006.

Name	Total Beneficial Ownership	Percentage of Beneficial Ownership
Financial Stocks Capital Partners LP(1)	200,000	6.5%
Endicott Opportunity Partners LP(2)	269,251	8.8%
Sandler O'Neill Asset Management, LLC(3)	213,904	7.0%
Wellington Management Company, LLP(4)	266,700	8.7%

(1)
441 Vine Street, Cincinnati, OH 45202

(2)
237 Park Avenue, New York, NY 10017

(3)
780 Third Avenue, 5th Floor, New York, NY 10017

(4)
75 State Street, Boston, MA 02109

        The following tables show how much common stock in our company is owned by the directors, the named executive officers, and the directors and executive officers as a group as of July 25, 2006.

Name	Number of Shares Owned(1)	Right to Acquire(2)	Total Beneficial Ownership	Percentage of Beneficial Ownership(3)
Michael W. Burrell	17,756	4,277	22,033	*
John N. Cagle, III, DMD	36,600	7,750	44,350	1.4%
Alan D. Clemmons	39,694	3,472	43,166	1.4%
Robert E. (Chip) Coffee, Jr.	61,929	34,595	96,524	3.1%
Richard L. Granger	23,205	3,028	26,233	*
Alan W. Jackson, CPA	5,875	20,886	26,761	*
Barry I. Kalinsky	13,600	5,666	19,266	*
Morris Kalinsky	15,277	2,889	18,166	*
Paul J. Kerwin, DVM	33,000	9,832	42,832	1.4%
Robert H. (Bobby) Mathewes, Jr.	8,224	20,886	29,110	*
John T. Parker, Jr.	23,200	5,666	28,866	*
Tanya D. Robinson	13,613	4,866	17,091	*
Larry W. Tarleton	2,500	—	2,500	*
Executive officers and directors as a group (13 persons)	294,473	123,813	418,286	13.1%

*
Indicates less than 1%.

(1)
Includes shares for which the named person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)
Includes shares that may be acquired within the next 60 days of July 25, 2006 by exercising vested stock options but does not include any unvested stock options.

(3)
For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 3,064,981 shares of common stock outstanding on July 25, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

        We make loans and enter into other transactions in the ordinary course of business with our directors and officers and their affiliates. As of June 30, 2006, these borrowings totaled $4.5 million, or less than 2% of our loan portfolio. It is our policy that these loans and other transactions be on substantially the same terms (including price or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. Our policy is that all of our transactions with our affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party and will be approved by a majority of disinterested directors.

Exculpation and Indemnification

        Our articles of incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or an officer to us or our shareholders for monetary damages for any breach of duty as a director or officer.

        Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at our request. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have us advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

        Under our articles of incorporation and bylaws, indemnification will be disallowed for (i) any breach of the director's duty of loyalty; (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of law; (iii) liability imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988; and (iv) any transaction from which the director derived an improper personal benefit. In addition to the articles of incorporation and bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The statute also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable statutory standard.

        Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended indemnification rights to all of our executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF CAPITAL STOCK

General

        The authorized capital stock of Tidelands Bancshares consists of 10,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. In this section we describe the material features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, bylaws, and to applicable South Carolina law.

Common Stock

        Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any dividends in the immediate future. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of our company, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and delivered against payment therefore, will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to any classes or series of preferred stock that we may issue in the future.

Preferred Stock

        Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of our common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. We currently do not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and such issuances could have the effect of decreasing the market price of the common stock. We do not have any plans to issue any shares of preferred stock.

Anti-takeover Effects

        The provisions of our articles of incorporation, our bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

        Restriction on Acquisition.    Sections 34-25-50 and 34-25-240 of the Code of Laws of South Carolina prohibit a company from "acquiring" Tidelands Bancshares or Tidelands Bank until the bank has been in existence and continuous operation for five years.

        Authorized but Unissued Stock.    The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable our board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

        Number of Directors.    Our bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Currently, we have 11 directors. Our bylaws also provide that no individual who is or becomes a Business Competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with Tidelands or any of its subsidiaries (any such individual, corporation, or other entity being a "Business Competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in the company's best interests for such individual to serve as one of our directors. Any financial institution having branches or affiliates within Charleston County, South Carolina will be presumed to be a Business Competitor unless the board of directors determines otherwise.

        Classified Board of Directors.    Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms so long as there is at least six directors. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

        Removal of Directors and Filling Vacancies.    Our bylaws provide that our shareholders, by the affirmative vote of the holders of at least a majority of the shares entitled to vote in an election of directors, may remove a director with or without cause. Our bylaws also provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term. However, shareholders have the right to call a special meeting, prior to action by the board of directors, to fill any such vacancy.

        Advance Notice Requirements for Shareholder Proposals and Director Nominations.    Our bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to the secretary of the company no earlier than 30 days and no later than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to the secretary of the company no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

        Nomination Requirements.    Pursuant to our bylaws, we have established nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions and may refuse to acknowledge a nomination that is not made in compliance with these requirements. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Shares Eligible for Future Sale

        Upon completion of this offering, we will have            shares of common stock outstanding, or            shares if the underwriter exercises its over-allotment option in full. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by our "affiliates," which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. Directors and executive officers will generally be deemed to be affiliates. Shares held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

        In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of our common stock by affiliates pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

        On March 29, 2005, we issued 1,712,000 shares of our common stock in a private placement. These shares are subject to restrictions on transferability and resale, and they may not be transferred or resold except as permitted under the Securities Act of 1933 and applicable state securities laws, pursuant to registration or an exemption from registration. Beginning on March 29, 2007, non-affiliate shareholders may sell their shares acquired in the private placement without restriction pursuant to Rule 144. All of our affiliates (no matter how long they have held the shares) will remain subject to resale restrictions under Rule 144.

Transfer Agent

        The transfer agent and registrar for our common stock is the Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07016-3572 and its telephone number is (800) 866-1340.

SUPERVISION AND REGULATION

        Both Tidelands Bancshares, Inc. and Tidelands Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

Tidelands Bancshares

        Because we own all of the capital stock of Tidelands Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the Bank Holding Company Act) the South Carolina Banking and Branching Efficiency Act. As a result, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve. As a bank holding company located in South Carolina, the South Carolina Board of Financial Institutions also regulates and monitors all significant aspects of our operations.

        Permitted Activities.    A bank holding company is generally permitted under the Bank Holding Company Act, to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

  •
  banking or managing or controlling banks; and

  •
  any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

        Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

  •
  factoring accounts receivable;

  •
  making, acquiring, brokering or servicing loans and usual related activities;

  •
  leasing personal or real property;

  •
  operating a non-bank depository institution, such as a savings association;

  •
  trust company functions;

  •
  financial and investment advisory activities;

  •
  conducting discount securities brokerage activities;

  •
  underwriting and dealing in government obligations and money market instruments;

  •
  providing specified management consulting and counseling activities;

  •
  performing selected data processing services and support services;

  •
  acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

  •
  performing selected insurance underwriting activities.

        The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

        The Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act, revised and expanded the provisions of the Bank Holding Company Act by permitting a bank holding company to qualify and elect to become a financial holding company. A financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Under the regulations implementing the Gramm-Leach-Bliley Act, the following activities are considered financial in nature:

  •
  lending, trust and other banking activities;

  •
  insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

  •
  providing financial, investment or advisory services;

  •
  issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

  •
  underwriting, dealing in or making a market in securities;

  •
  other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

  •
  foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

  •
  merchant banking through securities or insurance affiliates; and

  •
  insurance company portfolio investments.

        To qualify to become a financial holding company, the bank and any other depository institution subsidiary of Tidelands is required to be well capitalized and well managed and have a Community Reinvestment Act rating of at least "satisfactory." Additionally, we would be required to file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days' written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

        Acquisitions of Banks.    The Bank Holding Company Act requires that every bank holding company obtain the Federal Reserve's prior approval before:

  •
  acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

  •
  acquiring all or substantially all of the assets of any bank; or

  •
  merging or consolidating with any other bank holding company.

        The Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

        Change in Control.    Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Moreover, the South Carolina Board of Financial Institutions also must approve an acquisition of a South Carolina bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

  •
  the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

  •
  no other person owns a greater percentage of that class of voting securities immediately after the transaction.

        Our common stock is registered under Section 12 of the Securities Exchange Act of 1934. Any shareholder of 10% or more, but less than 25% of any class of our voting securities would be required to either file as a controlling shareholder of the company or rebut the presumption of control in accordance with Federal Reserve regulations.

        Source of Strength; Cross-Guarantee.    In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiaries if the agency determines that divestiture may aid the depository institution's financial condition.

Tidelands Bank

        The bank operates as a state bank incorporated under the laws of the State of South Carolina and is subject to examination by the South Carolina Board of Financial Institutions. Deposits in the bank are insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

        The South Carolina Board of Financial Institutions and the FDIC regulate or monitor virtually all areas of the bank's operations, including:

  •
  security devices and procedures;

  •
  adequacy of capitalization and loss reserves;

  •
  loans;

  •
  investments;

  •
  borrowings;

  •
  deposits;

  •
  mergers;

  •
  issuances of securities;

  •
  payment of dividends;

  •
  interest rates payable on deposits;

  •
  interest rates or fees chargeable on loans;

  •
  establishment of branches;

  •
  corporate reorganizations;

  •
  maintenance of books and records; and

  •
  adequacy of staff training to carry on safe lending and deposit gathering practices.

        The South Carolina Board of Financial Institutions requires the bank to maintain specified capital ratios and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures. The South Carolina Board of Financial Institutions also requires the bank to prepare quarterly reports on the bank's financial condition in compliance with its minimum standards and procedures.

        Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

  •
  internal controls;

  •
  information systems and audit systems;

  •
  loan documentation;

  •
  credit underwriting;

  •
  interest rate risk exposure; and

  •
  asset quality.

        Holding companies which have been registered or have undergone a change in control within the past two years or which have been deemed by the Federal Reserve Board to be troubled institutions must give the Federal Reserve Board 30 days' prior notice of the appointment of any senior executive officer or director. Within the 30 day period, the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.

        Prompt Corrective Action.    The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) into which all institutions are placed. The federal banking agencies have specified by regulation the relevant capital level for each category. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

        An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal regulator. bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. A n undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

        FDIC Assessments.    On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (FDIRA). The FDIC must adopt rules implementing the various provisions of the FDIRA by November 5, 2006. Among other things, the FDIRA changes the deposit system by:

  •
  raising the coverage level for retirement accounts to $250,000;

  •
  indexing deposit insurance coverage levels for inflation beginning in 2012;

  •
  prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

  •
  merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the DIF); and

  •
  providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

        The FDIRA also authorizes the FDIC to revise the current risk-based assessment system, subject to notice and comment, and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

        Until the FDIC adopts final assessment regulations, the FDIC's existing assessment regulations will remain, imposing assessments ranging from 0 to 27 basis points per $100 of assessable deposits, depending on an institution's capital position and other supervisory factors. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 0.32 cents per $100 of deposits for the third quarter of 2006.

        The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

        Branching.    Under current South Carolina law, we may open branch offices throughout South Carolina with the prior approval of the South Carolina Board of Financial Institutions. In addition, with prior regulatory approval, the bank will be able to acquire existing banking operations in South

Carolina. Furthermore, federal legislation has been passed that permits interstate branching by banks if allowed by state law, and interstate merging by banks.

        Community Reinvestment Act.    The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, a financial institution's primary regulator, which is the FDIC for the bank, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

        Other Regulations.    Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Service Members Civil Relief Act, which amended the Soldiers' and Sailors' Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation of a borrower who is on active duty with the United States military.

        The bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

  •
  Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

  •
  Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

  •
  Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

  •
  Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;

  •
  Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

  •
  Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

        The bank's deposit operations are also subject to federal laws applicable to deposit transactions, such as the:

  •
  Truth in Savings Act, which imposes disclosure obligations to enable consumers to make informed decisions about accounts at depository institutions;

  •
  Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

  •
  Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

  •
  Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

        Restrictions on Transactions with Affiliates.    The bank is subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

  •
  a bank's loans or extensions of credit to affiliates;

  •
  a bank's investment in affiliates;

  •
  assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

  •
  loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

  •
  a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

        The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The bank must also comply with other provisions designed to avoid the taking of low-quality assets.

        The bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

        The bank is also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

        Privacy.    Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. The Right to Financial Privacy Act imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records.

        Payment of Dividends. A South Carolina state bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. The bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions, provided that the bank received a composite rating of one or two at the last federal or state regulatory examination. The bank must obtain approval from the South Carolina Board of Financial Institutions prior to the payment of any other cash dividends. In addition, under the FDICIA, the bank may not pay a dividend if, after paying the dividend, the bank would be undercapitalized.

Capital Adequacy

        Bank holding companies with consolidated assets in excess of $500 million and all banks must comply with the capital adequacy standards established by federal bank regulatory authorities. The

Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The bank is subject to risk-based and leverage capital requirements that are substantially similar to those adopted by the Federal Reserve for bank holding companies.

        The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

        The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier I Capital and Tier II Capital. Tier I Capital generally consists of common stock, minority interests in the equity accounts of consolidated depository institution subsidiaries, noncumulative perpetual preferred stock in consolidated non-depository subsidiaries, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier I Capital must equal at least 4% of risk-weighted assets. Tier II Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier II Capital is limited to 100% of Tier I Capital.

        In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier I Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 8.0%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

        Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Anti-Terrorism and Money Laundering Legislation

        Tidelands Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act), the Bank Secrecy Act, and the rules and regulations of the Office of Foreign Assets Control (the OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing. The bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

Proposed Legislation and Regulatory Action

        New statutes, regulations, and guidance are regularly proposed that contain wide-ranging potential changes to the statutes, regulations, and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

        Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve has, and is likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

UNDERWRITING

        We and Sandler O'Neill & Partners, L.P. have entered into an underwriting agreement with respect to the shares of common stock being offered by this prospectus. Subject to the terms and conditions contained in the underwriting agreement, the underwriter has agreed to purchase from us            shares of our common stock.

        The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.

Over-Allotment Option

        We have granted the underwriter an option to purchase up to            additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount described below. This option is exercisable for a period of 30 days from the date of this prospectus. We will be obligated to sell additional shares to the underwriter to the extent the option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus, if any.

Commissions and Expenses

        The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter's over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discount				(1)
Proceeds to us, before expenses				(1)

(1)
The underwriting discount is $                      per share, except with respect to up to            shares subject to the underwriter's over-allotment option for which the underwriting discount is $                      per share.

        We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $                  . We have agreed to reimburse the underwriter for its reasonable out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriter's counsel.

        The underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriter may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $                              per share. The underwriter may allow, and the dealers may reallow, a discount not in excess of $                              per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriter may change the offering price and other selling terms.

        The shares of common stock are being offering by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel, or modify this offer and reject orders in whole or in part.

Sales to Our Directors and Employees

        At our request, the underwriter has reserved up to            % of the shares of our common stock offered by this prospectus for sale to our directors and employees at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from the underwriter or a selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to a lock-up agreement as described below. We are not making loans to these employees or directors to purchase such shares.

Lock-up Agreements

        We, and our executive officers and directors have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or similar securities, without, in each case, the prior written consent of the underwriter. These restrictions are expressly agreed to preclude us, and our executive officers and directors from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 180-day period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing on NASDAQ Global Market

        Our common stock is currently quoted on the OTC Bulletin Board under the trading symbol "TDBK.OB." We have applied to have our common stock listed on the NASDAQ Global Market under the trading symbol "TDBK."

Stabilization

        In connection with this underwriting, the underwriter may engage in stabilizing transactions, over-allotment transactions, and syndicate covering transactions.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

        These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Indemnity

        We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in respect thereof.

        From time to time, the underwriter has provided and may continue to provide financial advisory and investment banking services to us.

LEGAL MATTERS

        Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for Tidelands Bancshares, Inc. by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina. Certain legal matters in connection with the offering will be passed upon by Troutman Sanders LLP, Atlanta, Georgia, counsel to the underwriter.

EXPERTS

        Our consolidated balance sheets as of December 31, 2005 and December 31, 2004 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2005 have been audited by Elliott Davis LLC, as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Our filings are also available to the public on the SEC's website on the Internet at http://www.sec.gov and are also available on our website at http://www.tidelandsbank.com.

        We have filed with the SEC a registration statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For further information about us and the shares of common stock offered by this prospectus, please refer to the Registration Statement and its exhibits. You may obtain a copy of the Registration Statement through the public reference facilities of the SEC described above. You may also access a copy of the Registration Statement by means of the SEC's website at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
(AUDITED AND UNAUDITED)

Audited Financial Statements for the Years Ended December 31, 2005, 2004, and 2003
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-3
Consolidated Statements of Operations for the years ended December 31, 2005, 2004, and 2003	F-4
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the years ended December 31, 2005, 2004, and 2003	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003	F-6
Notes to Consolidated Financial Statements	F-7 through F-28
Unaudited Financial Statements for the Six and Three Months Ended June 30, 2006 and 2005
Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-29
Consolidated Statements of Operations for the six and three months ended June 30, 2006 and 2005	F-30
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the six and three months ended June 30, 2006 and 2005	F-31
Consolidated Statements of Cash Flows for the six months ended June 30, 2006 and 2005	F-32
Notes to Consolidated Financial Statements	F-33 through F-46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tidelands Bancshares, Inc.
Mount Pleasant, South Carolina

        We have audited the accompanying consolidated balance sheets of Tidelands Bancshares, Inc. and its subsidiary as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tidelands Bancshares, Inc., as of December 31, 2005 and 2004 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ ELLIOTT DAVIS, LLC
Elliott Davis, LLC Columbia, South Carolina February 1, 2006, except Note 22, as to which the date is February 22, 2006

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,
	2005	2004
Assets:
Cash and cash equivalents:
Cash and due from banks	$1,863,057	$1,328,431
Federal funds sold	6,365,000	2,428,000

Total cash and cash equivalents	8,228,057	3,756,431

Securities available for sale	11,782,299	14,310,612
Nonmarketable equity securities	150,600	56,900

Total securities	11,932,899	14,367,512

Mortgage loans held for sale	1,164,849	664,000
Loans receivable	179,660,168	55,291,260
Less allowance for loan losses	2,245,000	700,000

Loans, net	177,415,168	54,591,260

Premises, furniture and equipment, net	5,517,907	794,697
Accrued interest receivable	905,228	241,896
Other assets	1,250,054	1,141,140

Total assets	$206,414,162	$75,556,936

Liabilities:
Deposits:
Noninterest-bearing transaction accounts	$7,823,659	$4,668,244
Interest-bearing transaction accounts	3,386,849	3,319,259
Savings and money market	120,017,845	35,522,437
Time deposits $100,000 and over	23,404,171	8,934,724
Other time deposits	20,015,928	7,854,874

Total deposits	174,648,452	60,299,538

Note payable	1,541,310	—
Securities sold under agreements to repurchase	6,500,000	6,500,000
Other borrowings	29,840	40,439
Accrued interest payable	444,999	139,348
Other liabilities	154,903	268,405

Total liabilities	183,319,504	67,247,730

Commitments and contingencies (Notes 12, 14 and 19)
Shareholders' equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 10,000,000 shares authorized; and 3,044,054 and 1,318,693 shares issued and outstanding at December 31, 2005 and 2004, respectively	30,441	13,187
Capital surplus	25,098,578	10,113,380
Retained deficit	(1,852,946)	(1,892,466)
Accumulated other comprehensive income (loss)	(181,415)	75,105

Total shareholders' equity	23,094,658	8,309,206

Total liabilities and shareholders' equity	$206,414,162	$75,556,936

The accompanying notes are an integral part of the consolidated financial statements.

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest income:
Loans, including fees	$8,382,809	$1,695,982	$63,797
Securities available for sale, taxable	633,291	592,453	62,340
Federal funds sold	215,329	64,875	32,799

Total	9,231,429	2,353,310	158,936

Interest expense:
Time deposits $100,000 and over	777,256	91,162	5,170
Other deposits	2,980,291	612,622	18,155
Other borrowings	293,481	116,141	49,221

Total	4,051,028	819,925	72,546

Net interest income	5,180,401	1,533,385	86,390
Provision for loan losses	1,545,000	565,000	135,000

Net interest income (loss) after provision for loan losses	3,635,401	968,385	(48,610)

Noninterest income:
Service charges on deposit accounts	13,454	5,846	283
Residential mortgage origination fees	398,577	295,682	13,978
Other service fees and commissions	54,785	23,076	680
Other	8,385	3,726	11,597

Total noninterest income	475,201	328,330	26,538

Noninterest expense:
Salaries and employee benefits	2,309,422	1,450,949	523,542
Net occupancy	335,307	223,935	118,991
Furniture and equipment	264,918	166,856	35,455
Other operating	1,141,024	672,390	364,729

Total noninterest expense	4,050,671	2,514,130	1,042,717

Income (loss) before income taxes	59,931	(1,217,415)	(1,064,789)
Income tax expense (benefit)	20,411	(414,000)	(545,572)

Net income (loss)	$39,520	$(803,415)	$(519,217)

Earnings (losses) per common share
Basic earnings (loss) per share	$0.02	$(0.62)	$(1.33)

Diluted earnings (loss) per share	$0.02	$(0.62)	$(1.33)

Weighted average common shares outstanding
Basic	2,620,990	1,291,821	389,294

Diluted	2,635,446	1,291,821	389,294

The accompanying notes are an integral part of the consolidated financial statements.

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

For the years ended December 31, 2005, 2004 and 2003

	Common Stock				Accumulated other comprehensive income (loss)
			Capital surplus	Retained deficit
	Shares	Amount				Total
Balance, December 31, 2002	10	$—	$100	$(569,834)	$—	$(569,734)
Retirement of stock	(10)		(100)			(100)
Proceeds from sale of stock	1,033,398	10,334	10,323,646			10,333,980
Stock issuance costs			(444,529)			(444,529)
Net loss				(519,217)		(519,217)
Other comprehensive income, net of taxes of $15,817					30,705	30,705

Comprehensive loss						(488,512)

Balance, December 31, 2003	1,033,398	$10,334	$9,879,117	$(1,089,051)	$30,705	$8,831,105
Proceeds from exercise of stock options	21,556	216	236,900			237,116
Net loss				(803,415)		(803,415)
Other comprehensive income, net of taxes of $22,872					44,400	44,400

Comprehensive loss						(759,015)
Stock dividend in the form of a 5 for 4 stock split	263,739	2,637	(2,637)			—

Balance, December 31, 2004	1,318,693	13,187	10,113,380	(1,892,466)	75,105	8,309,206
Proceeds from exercise of stock options	13,361	134	117,445			117,579
Net proceeds from issuance of common stock	1,712,000	17,120	14,867,753			14,884,873
Net income				39,520		39,520
Other comprehensive loss, net of taxes of $132,146					(256,520)	(256,520)

Comprehensive loss						(217,000)

Balance, December 31, 2005	3,044,054	$30,441	$25,098,578	$(1,852,946)	$(181,415)	$23,094,658

The accompanying notes are an integral part of the consolidated financial statements.

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$39,520	$(803,415)	$(519,217)
Adjustments to reconcile net loss to net cash used by operating activities:
Provision for loan losses	1,545,000	565,000	135,000
Depreciation and amortization expense	233,219	164,181	35,571
Discount accretion and premium amortization	(15,291)	(5,086)	412
(Increase) decrease in deferred income tax benefit	20,411	(414,000)	(545,573)
Proceeds from sale of residential mortgages	19,251,352	15,168,914	—
Disbursements for residential mortgages held-for-sale	(19,752,201)	(15,832,914)	(1,158,000)
Increase in accrued interest receivable	(663,331)	(187,701)	(54,195)
Increase in accrued interest payable	305,652	124,372	12,926
(Increase) decrease in other assets	2,820	(162,729)	156,759
Increase (decrease) in other liabilities	(113,501)	170,537	(691,256)

Net cash provided (used) by operating activities	853,650	(1,212,841)	(2,627,573)

Cash flows from investing activities:
Purchases of securities available-for-sale	(93,700)	(9,061,598)	(7,019,687)
Calls and maturities of securities available-for-sale	2,154,937	1,740,659	91,584
Net increase in loans receivable	(124,368,908)	(44,406,638)	(9,726,623)
Purchase of premises, furniture and equipment	(4,956,429)	(119,374)	(827,762)

Net cash used by investing activities	(127,264,100)	(51,846,951)	(17,482,488)

Cash flows from financing activities:
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	87,718,411	36,265,472	7,244,468
Net increase in certificates of deposit and other time deposits	26,630,502	10,818,777	5,970,821
Proceeds from note payable	3,551,643	—	—
Repayments on note payable	(2,010,333)	—	—
Net increase in securities sold under agreements to repurchase	—	—	6,500,000
Decrease in other borrowings	(10,599)	(10,228)	—
Issuance of common stock	16,007,200	—	10,333,980
Proceeds from exercise of stock options	117,579	237,116	—
Stock issuance costs	(1,122,327)	—	(444,529)
Retirement of stock	—	—	(100)

Net cash provided by financing activities	130,882,076	47,311,137	29,604,640

Net increase (decrease) in cash and cash equivalents	4,471,626	(5,748,655)	9,494,579
Cash and cash equivalents, beginning of period	3,756,431	9,505,086	10,507

Cash and cash equivalents, end of period	$8,228,057	$3,756,431	$9,505,086

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization—Tidelands Bancshares, Inc. (the Company) was incorporated on January 31, 2002 to serve as a bank holding company for its subsidiary, Tidelands Bank (the Bank). The Company operated as a development stage company from January 31, 2002 to October 5, 2003. Tidelands Bank commenced business on October 6, 2003. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Charleston, Dorchester, Berkeley and Horry Counties in South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

        Management's Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

        While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

        Concentrations of Credit Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

        The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Charleston metropolitan area, which includes Charleston, Dorchester, Berkeley and Horry counties, and additional markets along the South Carolina coast. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

        In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

        The Company's investment portfolio consists principally of obligations of the United States and its agencies or its corporations. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

        Securities Available-for-Sale—Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

        Nonmarketable Equity Securities—Nonmarketable equity securities include the cost of the Company's investment in the stock of Federal Home Loan Bank. The stock has no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2005 and 2004, the Company's investment in Federal Home Loan Bank stock was $150,600 and $56,900, respectively. Dividends received on this stock is included as interest income on securities available for sale.

        Loans Receivable—Loans are stated at their unpaid principal balance. Interest income on loans is computed based upon the unpaid principal balance. Interest income and is recorded in the period earned.

        The accrual of interest income is generally discontinued when a loan becomes contractually 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest.

        Loan origination and commitment fees are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method, which approximates the interest method.

        Under Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for the Impairment of a Loan,and SFAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures, loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are subject to this criteria except for "smaller balance homogeneous loans that are collectively evaluated for impairment" and loans "measured at fair value or at the lower of cost or fair value." The Company considers its consumer installment portfolio, credit card loans, and home equity lines as such exceptions. Therefore, the real estate and commercial loan portfolios are primarily affected by these statements.

        Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged to bad debt expense with a corresponding entry to the allowance for loan losses. The accrual of interest is discontinued on an impaired loan when management determines the borrower may be unable to meet payments as they become due. There were no impaired loans as of December 31, 2005 or 2004.

        Allowance for Loan Losses—An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. Since there is no prior loan loss history, management has elected to maintain the allowance for loan losses at approximately 1.25% of gross loans. Management believes this percentage is consistent with the industry and the market in which the Bank operates. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

        Residential Mortgage Loan Held-for-Sale—The Company's residential mortgage lending activities for sale in the secondary market are comprised of accepting residential mortgage loan applications, qualifying borrowers to standards established by investors, funding residential mortgage loans and selling mortgage loans to investors under pre-existing commitments. Funded residential mortgages held temporarily for sale to investors are recorded at the lower of cost or market value. Application and origination fees collected by the Company are recognized as income upon sale to the investor.

        The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

        Premises, Furniture and Equipment—Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 10 years and buildings of 40 years. Leasehold improvements are amortized over the life of the leases, which range from 1 to 10 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

        Securities Sold Under Agreements to Repurchase—The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

        Income Taxes—Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carryforward.

        Advertising Expense—Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent. Advertising and public relations costs of $102,722, $50,411 and $46,004, were included in the Company's results of operations for 2005, 2004 and 2003, respectively.

        Retirement Plan—The Company has a 401(k) profit sharing plan, which provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. At its discretion, the Bank can make matching contributions of $.25 for every dollar contributed up to 6% of the participants' annual compensation. Expenses charged to earnings for the 401(k) profit sharing plan were approximately $14,902 and $9,319 in 2005 and 2004, respectively. There were no expenses associated with the Plan in 2003.

        Earnings (Loss) Per Share—Basic earnings (loss) per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive earnings (loss) per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. At December 31, 2003, the Company had no instruments considered common stock equivalents. Losses per share have been restated to reflect the five for four stock split.

        Comprehensive Income—Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

        The components of other comprehensive income and related tax effects are as follows:

	Year ended December 31,
	2005	2004	2003
Unrealized gains (losses) on securities available-for-sale	$(388,666)	$67,272	$46,522
Reclassification adjustment for gains realized in net income	—	—	—

Net unrealized gains (losses) on securities	(388,666)	67,272	46,522
Tax effect	132,146	(22,872)	(15,817)

Net-of-tax amount	$(256,520)	$44,400	$30,705

        Statements of Cash Flows—For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

        Interest paid on deposits and other borrowings totaled $3,745,377, $695,533 and $36,045 for the years ended December 31, 2005, 2004 and 2003, respectively.

        There were no income tax payments during the years ended December 31, 2005, 2004 and 2003.

        Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the consolidated financial statements.

        Off-Balance-Sheet Financial Instruments—In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

        Recent Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosures related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first annual reporting period beginning after December 15, 2005. SFAS No. 123(R) allows for adoption using either the modified prospective or modified retrospective methods. The Company anticipates using the modified prospective method when this statement is adopted in the first quarter of 2006. The Company has evaluated the impact upon adoption of SFAS No. 123(R) and has concluded that the adoption will result in additional charges to earnings of approximately $87,185 in 2006.

        In April 2005, the Securities and Exchange Commission's Office of the Chief Accountant and its Division of Corporation Finance issued Staff Accounting Bulletin ("SAB") No.107 to provide guidance regarding the application of SFAS No.123(R). SAB No. 107 provides interpretive guidance related to the interaction between SFAS No.123(R) and certain SEC rules and regulations, as well as the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also reminds public companies of the importance of including disclosures within filings made with the SEC relating to the accounting for share-based payment transactions, particularly during the transition to SFAS No.123(R).

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." The standard is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and eliminates the exception under ABP Opinion No. 29 for an exchange of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's financial position or results of operations.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle, unless it is impracticable, in which case the changes should be applied to the latest practicable date presented. SFAS No. 154 also requires that a correction of an error be reported as a prior period adjustment by restating prior period financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        In March 2004, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and it also provides guidance on quantitative and qualitative disclosures. The disclosure requirements in paragraph 21 of this Issue were effective for annual financial statements for fiscal years ending after December 15, 2003 and were adopted by the Company effective December 31, 2003.

        The recognition and measurement guidance in paragraphs 6-20 of this Issue was to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004, but was delayed by FASB action in October 2004 through the issuance of a proposed FASB Staff Position ("FSP") on the issue. In July 2005, the FASB issued FSP FAS 115-1 and FAS 124-1—"The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." This final guidance eliminated paragraphs10-18 of EITF-03-1 (paragraphs 19-20 have no material impact on the financial position or results of operations of the Company) and will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company has evaluated the impact that the adoption of FSP FAS 115-1 and FAS 124-1 and has concluded that the adoption will not have a material impact on financial position and results of operations upon adoption.

        In December 2005, the FASB issued FSP SOP 94-6-1, "Terms of Loan Products that May Give Rise to a Concentration of Credit Risk." The disclosure guidance in this FSP is effective for interim and annual periods ending after December 19, 2005. The FSP states that the terms of certain loan products may increase a reporting entity's exposure to credit risk and thereby may result in a concentration of credit risk as that term is used in SFAS No. 107, either as an individual product type or as a group of products with similar features. SFAS No. 107 requires disclosures about each significant concentration, including "information about the (shared) activity, region, or economic characteristic that identifies the concentration." The FSP suggests possible shared characteristics on which significant concentrations may be determined which include, but are not limited to: borrowers subject to significant payment increases, loans with terms that permit negative amortization and loans with high loan-to-value ratios.

        This FSP requires entities to provide the disclosures required by SFAS No. 107 for loan products that are determined to represent a concentration of credit risk in accordance with the guidance of this FSP for all periods presented. The Company adopted this disclosure standard effective December 31, 2005.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

        Risks and Uncertainties—In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

        The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. Periodic examinations by the regulatory agencies, which may subject the company to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

        Reclassifications—Certain captions and amounts in the 2003 and 2004 financial statements were reclassified to conform to the 2005 presentation.

        Stock-Based Compensation—The Company adopted a stock-based employee compensation plan in 2004 which is further described in Note 9. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended December 31,
	2005	2004	2003
Net income (loss), as reported	$39,520	$(803,415)	$(519,217)
Deduct, Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(117,245)	(122,121)	—

Pro forma net income (loss)	$(77,725)	$(925,536)	$(519,217)

Earnings (loss) per share:
Basic—as reported	$0.02	$(0.62)	$(1.33)

Basic—pro forma	$(0.03)	$(0.72)	$(1.33)

Diluted—as reported	$0.02	$(0.62)	$(1.33)

Diluted—pro forma	$(0.03)	$(0.72)	$(1.33)

NOTE 2—CASH AND DUE FROM BANKS

       The Company is required to maintain cash balances with its correspondent banks to cover all cash letter transactions. At December 31, 2005 and 2004, the requirement was met by the cash balance in the vault.

NOTE 3—INVESTMENT SECURITIES

        The amortized cost and estimated fair values of securities available for sale were:

		Gross Unrealized
	Amortized Cost			Estimated Fair Value
		Gains	Losses
December 31, 2005
U.S. agency securities	$1,496,229	$—	$14,042	$1,482,187
Mortgage-backed securities	10,560,941	19	260,848	10,300,112

Total	$12,057,170	$19	$274,890	$11,782,299

December 31, 2004
U.S. agency securities	$1,495,560	$20,378	$—	$1,515,938
Mortgage-backed securities	12,701,257	148,360	54,943	12,794,674

Total	$14,196,817	$168,738	$54,943	$14,310,612

        There were no sales of securities in 2005, 2004 or 2003.

        The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty. The scheduled maturity date for all U.S. agency securities is August 18, 2011. Mortgage-backed securities had no maturity schedule presented as paydowns are expected before contractual maturity dates.

        At December 31, 2005 and 2004, investment securities with a book value of $6,155,522 and $5,974,406 and a market value of $5,995,117 and $6,036,239, respectively, were pledged as collateral for the securities sold under agreements to repurchase.

        The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005.

        Securities available-for-sale:

	Less than twelve months		Twelve months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government agencies	$1,482,187	$14,042	$—	$—	$1,482,187	$14,042
Mortgage-backed securities	4,865,383	111,663	3,269,648	149,185	8,135,031	260,848

	$6,347,570	$125,705	$3,269,648	$149,185	$9,617,218	$274,890

        Securities classified as available-for-sale are recorded at fair market value. Approximately 54.27% of the unrelated losses, or three securities, consisted of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

NOTE 4—LOANS RECEIVABLE

        Major classifications of loans receivable are summarized as follows:

	December 31,
	2005	2004
Real estate—construction	$81,877,706	$16,918,486
Real estate—mortgage	85,025,130	29,837,287
Commercial and industrial	11,360,229	7,173,062
Consumer and other	1,708,116	1,508,673
Deferred loan fees, net	(311,013)	(146,248)

Total loans receivable, gross	179,660,168	55,291,260
Less allowance for loan loss	2,245,000	700,000

Total loans receivable, net	$177,415,168	$54,591,260

        The composition of gross loans by rate type is as follows:

	December 31,
	2005	2004
Variable Rate Loans	$160,949,770	$50,050,635
Fixed Rate Loans	18,710,398	5,240,625

Total gross loans	$179,660,168	$55,291,260

        Transactions in the allowance for loan losses during 2005, 2004 and 2003 are summarized below:

	2005	2004	2003
Balance, beginning of year	$700,000	$135,000	$—
Provision charged to operations	1,545,000	565,000	135,000

Balance, end of year	$2,245,000	$700,000	$135,000

Gross loans outstanding, end of period	$179,660,168	$55,291,260	$9,926,623

        The allowance for loan losses, as a percent of gross loans outstanding, was 1.25%, 1.27% and 1.36% at December 31, 2005, 2004 and 2003, respectively. At December 31, 2005 and 2004, the Bank had no loans in nonaccrual status. Furthermore, there were no loans contractually past due ninety days or more and still accruing interest at December 31, 2005 or 2004.

NOTE 5—PREMISES, FURNITURE AND EQUIPMENT

        Premises, furniture and equipment consisted of the following:

	December 31,
	2005	2004
Land and land improvements	$2,970,884	$31,585
Building and leasehold improvements	1,838,294	256,829
Furniture and equipment	869,459	502,204
Software	230,989	203,831
Construction in progress	41,252	—

Total	5,950,878	994,449
Less, accumulated depreciation	432,971	199,752

Premises, furniture and equipment, net	$5,517,907	$794,697

        Depreciation expense for the years ended December 31, 2005, 2004 and 2003 amounted to $218,624, $159,600 and $31,071, respectively.

NOTE 6—DEPOSITS

        At December 31, 2005, the scheduled maturities of certificates of deposit were as follows:

Amount
Maturing:
Within one year	$37,652,226
After one through two years	5,688,021
Greater than two years	79,852

Total	$43,420,099

NOTE 7—SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

       Securities sold under repurchase agreements are summarized as follows for the years ended December 31, 2005 and 2004:

	2005	2004
Amount outstanding at year end	$6,500,000	$6,500,000
Average amount outstanding during year	6,500,000	6,500,000
Maximum outstanding at any month-end	6,500,000	6,500,000
Weighted average rate paid at year-end	4.66%	2.70%
Weighted average rate paid during the year	3.69%	1.80%

        The Bank has entered into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amounts of securities underlying the agreements are book entry securities. U.S. Government agency securities with book values of $6,155,522 and $5,974,406 and fair values of $5,995,117 and $6,036,239 at December 31, 2005 and 2004, respectively, are used as collateral for the agreements.

NOTE 8—NOTE PAYABLE

        On February 3, 2005, the Company executed a note with Nexity Bank to borrow $2,100,000. Proceeds from the note were used to provide capital to the Bank. The note was paid off on April 4, 2005.

        On July 12, 2005, the Company executed a note with Nexity Bank to borrow $1,680,000. The principal balance is due on July 12, 2006. Interest is based on the prime rate minus 100 basis points (6.25% at December 31, 2005) and is payable monthly. Proceeds from the note were used to purchase property for future branch use.

NOTE 9—STOCK COMPENSATION PLANS

        On May 10, 2004, the Company established the 2004 Tidelands Bancshares, Inc. Stock Incentive Plan ("Stock Plan") that provides for the granting of options to purchase twenty percent of the outstanding shares of the Company's common stock to directors, officers, or employees of the Company. The plan was amended during 2005 to provide for the designation of an additional 348,997 shares as incentive stock options. The per-share exercise price of incentive stock options granted under the Stock Plan may not be less than the fair market value of a share on the date of grant. The per-share exercise price of stock options granted is determined by a committee appointed by the Board of Directors. The expiration date of any option may not be greater than ten years from the date of grant. Options that expire, unexercised or are canceled become available for reissuance. Options have been adjusted for the five for four stock split in 2004.

        In calculating the pro forma disclosures, the fair value of options granted is estimated as of the date granted using the Binomial option valuation model with the following weighted-average assumptions used for grants:

	2005	2004
Dividend yield	0.00%	0.00%
Expected volatility	9.04%	10.88%
Risk-free interest rate	4.26%	3.47%
Expected life	6.18	4.92

        The weighted-average fair value of options, calculated using the binomial option valuation model, granted during 2005 is $2.36 and $2.07 for options granted in 2004.

        A summary of the status of the Company's stock option plan as of December 31, 2005 and 2004 is presented below:

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	202,943	$8.80	—	$—
Granted	57,375	9.72	230,200	8.80
Exercised	(13,361)	8.80	(26,945)	8.80
Cancelled	(1,338)	8.80	(312)	8.80

Outstanding at end of year	245,619	$9.01	202,943	$8.80

Options exercisable at year-end	105,591		35,973

Shares available for grant	322,886		28,462

        The following table summarizes information about the stock options outstanding under the Company's plans at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Number Outstanding at 12/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/05	Average Exercise Price
$8.80 to $9.00	197,619	8.56 years	$8.80	86,091	$8.80
$9.01 to $10.00	48,000	9.83 years	$9.90	19,500	$10.00

	245,619	8.80 years	$9.01	105,591	$9.02

NOTE 10—OTHER OPERATING EXPENSES

        Other operating expenses for the years ended December 31, 2005, 2004 and 2003 are summarized below:

	2005	2004	2003
Professional fees	$238,132	$147,821	$50,375
Telephone expenses	50,307	13,998	12,777
Office supplies, stationery, and printing	93,372	92,879	27,762
Insurance	72,388	21,747	40,079
Postage	17,732	11,074	8,021
Data processing	124,004	106,460	9,258
Other	545,089	278,411	216,457

Total	$1,141,024	$672,390	$364,729

NOTE 11—INCOME TAXES

       For the years ended December 31, 2005, 2004 and 2003 income tax expense consisted of the following:

	2005	2004	2003
Current portion Federal	$90,171	$—	$—
State	2,150	—	—

Total current	92,321	—	—

Deferred income taxes	(71,910)	(414,000)	(545,572)

Income tax expense (benefit)	$20,411	$(414,000)	$(545,572)

        The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2005	2004	2003
Deferred tax assets:
Allowance for loan losses	$748,950	$231,229	$44,412
Net operating loss carryforward	—	483,996	343,261
Organization and start-up costs	239,970	331,556	277,096
Loan fees and costs	105,745	49,724	—
Unrealized loss on securities available for sale	93,457	—	—
Other	19,888	5,027	—

Total deferred tax assets	1,208,010	1,101,532	664,769

Deferred tax liabilities:
Accumulated depreciation	79,146	97,933	103,380
Prepaid expenses	37,278	—	—
Unrealized gain on securities available for sale	—	38,690	15,817

Total deferred tax liabilities	116,424	136,623	119,197

Net deferred tax asset	$1,091,586	$964,909	$545,572

        Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2005 and 2004, management believes it will fully realize 100% of the Company's deferred tax asset.

        A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2005, 2004 and 2003 to income before income taxes follows:

	2005	2004	2003
Tax expense (benefit) at statutory rate	$20,377	$(413,921)	$(537,657)
State income tax, net of federal income tax effect	1,419	(23,861)	(7,915)
Other	(1,385)	23,782	—

Income tax benefit	$20,411	$(414,000)	$(545,572)

NOTE 12—LEASES

       The Bank renegotiated its lease agreement for its main branch location in 2004. The lease was originated on March 29, 2004 and has an initial ten-year term. The lease requires monthly payments of $14,840 for the first three years, increased nine percent in year four and three percent every year thereafter. The lease is renewable at the bank's option for two five-year terms. Rental expense on this facility was $178,076, $157,257 and $91,666 for the years ended December 31, 2005, 2004, and 2003, respectively.

        The Bank also leases a building for its Summerville branch location. The lease was originated on September 7, 2004 and has an initial one-year term. The lease is now on a month-to-month basis. The lease requires monthly payments $3,303 per month. Rental expense under this operating lease agreement was $42,390 and $13,213 for the year ended December 31, 2005 and 2004, respectively.

        The Bank also leases a building for its Myrtle Beach branch location. The lease was originated on February 10, 2005 and has an initial two-year term. The lease may be extended at the Bank's option for an additional 12 month term. The lease requires monthly payments $1,967 per month. Rental expense under this operating lease agreement was $22,367 for the year ended December 31, 2005.

        The Bank has entered into a land lease for a West Ashley location with the intent of building a branch in 2006. The lease was originated on December 22, 2005 and has an initial twenty-year term. The lease may be extended at the Bank's option for four additional five-year terms. The lease requires monthly payments of $5,833 for the first five years, increased twelve percent every fifth year thereafter. Rent commences on the earlier of eighteen months from the lease commencement date noted above or on the date the facility opens for business. There was no rental expense associated with this lease during 2005.

        Future minimum lease payments under these operating leases are summarized as follows:

2006	$201,680
2007	262,064
2008	268,471
2009	274,425
2010	280,557
Thereafter	2,121,044

$3,408,241

NOTE 13—RELATED PARTY TRANSACTIONS

        Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

        Related party loan transactions for the years ended December 31, 2005 and 2004 are summarized below:

	December 31,
	2005	2004
Balance, beginning of year	$2,677,283	$1,628,047
New loans	2,766,604	1,965,866
Less loan payments	476,785	916,630

Balance, end of year	$4,967,102	$2,677,283

        Deposits from directors and executive officers and their related interests totaled $501,430 and $389,129, at December 31, 2005 and 2004, respectively.

NOTE 14—COMMITMENTS AND CONTINGENCIES

        The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 15—EARNINGS (LOSS) PER SHARE

        Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options. There was no dilution in 2004 and 2003, therefore, basic loss per share and diluted earnings per share were the same.

        Basic and diluted earnings (loss) per share are computed below:

	Year ended December 31,
	2005	2004	2003
Basic earnings (loss) per share computation:
Net income (loss) available to common shareholders	$39,520	$(803,415)	$(519,217)

Average common shares outstanding—basic	2,620,990	1,291,821	389,294

Basic net income (loss) per share	$0.02	$(0.62)	$(1.33)

Diluted earnings (loss) per share computation:
Net income (loss) available to common shareholders	$39,520	$(803,415)	$(519,217)

Average common shares outstanding—basic	2,620,990	1,291,821	389,294
Incremental shares from assumed conversions:
Stock options	14,456	—	—

Average common shares outstanding—diluted	2,635,446	1,291,821	389,294

Diluted earnings (loss) per share	$0.02	$(0.62)	$(1.33)

NOTE 16—REGULATORY MATTERS

       The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Company's or Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

        The Company and Bank are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

        As of December 31, 2005 and 2004, management believes it is categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Company's and Bank's category.

        The following table summarizes the capital amounts and ratios of the Company and the regulatory minimum requirements at December 31, 2005 and 2004.

					To Be Well- Capitalized Under Prompt Corrective Action Provisions
			For Capital Adequacy Purposes
	Actual
Tidelands Bancshares, Inc.
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005
Total capital (to risk-weighted assets)	$24,488,000	12.14%	$16,143,040	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	22,243,000	11.02%	8,071,520	4.00%	N/A	N/A
Tier 1 capital (to average assets)	22,243,000	11.76%	7,567,880	4.00%	N/A	N/A
December 31, 2004
Total capital (to risk-weighted assets)	$8,013,000	12.53%	$5,116,880	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	7,313,000	11.43%	2,558,440	4.00%	N/A	N/A
Tier 1 capital (to average assets)	7,313,000	10.13%	2,886,480	4.00%	N/A	N/A

        The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2005 and 2004.

					To Be Well- Capitalized Under Prompt Corrective Action Provisions
			For Capital Adequacy Purposes
	Actual
Tidelands Bank
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005
Total capital (to risk-weighted assets)	$24,183,000	12.00%	$16,119,120	8.00%	$20,148,900	10.00%
Tier 1 capital (to risk-weighted assets)	21,938,000	10.89%	8,059,560	4.00%	12,089,340	6.00%
Tier 1 capital (to average assets)	21,938,000	11.59%	7,569,900	4.00%	9,462,380	5.00%
December 31, 2004
Total capital (to risk-weighted assets)	$7,741,000	12.16%	$5,093,680	8.00%	$6,367,100	10.00%
Tier 1 capital (to risk-weighted assets)	7,041,000	11.06%	2,546,840	4.00%	3,820,260	6.00%
Tier 1 capital (to average assets)	7,041,000	10.53%	2,675,520	4.00%	3,344,400	5.00%

NOTE 17—UNUSED LINES OF CREDIT

       As of December 31, 2005, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $16,900,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes.

NOTE 18—SHAREHOLDERS' EQUITY

        Private Placement—On March 29, 2005, the Company closed a private placement in which 1,712,000 shares of the Company's common stock were issued at a purchase price of $9.35 per share. Net proceeds after deducting placement agent fees and expenses were $14.9 million. Proceeds from the offering have been used to support the growth of the Company.

        Stock Dividends—On December 13, 2004, the Board of Directors declared a stock dividend in the effect of a five for four stock dividend payable on January 18, 2005, to shareholders of record at January 4, 2005. As a result of the stock dividend, 263,739 shares were issued. The financial statements as of December 31, 2004 and 2003 were adjusted to reflect such transaction. All per share amounts have been adjusted to reflect this dividend.

        Restrictions on Dividends—South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to Tidelands Bancshares, Inc. are payable only from the undivided profits of the Bank. At December 31, 2005, the Bank had negative undivided profits. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

NOTE 19—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

        The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Standby letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

        Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

        The following table sets forth in thousands the length of time until maturity for unused commitments to extend credit and standby letters of credit at December 31, 2005.

Amount
Commitments to extend credit	$50,993,526
Standby letters of credit	125,000

Total	$51,118,526

NOTE 20—FAIR VALUE OF FINANCIAL INSTRUMENTS

       The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

        The following methods and assumptions were used to estimate the fair value of significant financial instruments:

        Cash and Due from Banks—The carrying amount is a reasonable estimate of fair value.

        Federal Funds Sold—Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

        Securities—The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

        Mortgage Loans Held for Sale—The carrying value for mortgage loans held for sale is a reasonable estimate for fair value considering the short time these loans are carried on the books. Management determined that only minor fluctuations occurred in fixed rate mortgage loans available for sale; therefore the carrying amount approximates fair value.

        Loans Receivable—For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities

        Deposits—The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

        Note Payable—The carrying amounts of variable rate notes are reasonable estimates of fair value because they can be repriced frequently.

        Securities Sold Under Agreements to Repurchase—These repurchase agreements have variable rates that reprice every thirty days. Due to the minor change in interest rates, management estimates the carrying value to be a reasonable estimate of fair value.

        Accrued Interest Receivable and Payable—The carrying value of these instruments is a reasonable estimate of fair value.

        Off-Balance-Sheet Financial Instruments—Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

        The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31,
	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and due from banks	$1,863,057	$1,863,057	$1,328,431	$1,328,431
Federal funds sold	6,365,000	6,365,000	2,428,000	2,428,000
Securities available-for-sale	11,782,299	11,782,299	14,310,612	14,310,612
Mortgage loans held for sale	1,164,849	1,164,849	664,000	664,000
Nonmarketable equity securities	150,600	150,600	56,900	56,900
Loans receivable	179,660,168	181,301,680	55,291,260	55,248,000
Accrued interest receivable	905,228	905,288	241,896	241,896
Financial Liabilities:
Demand deposit, interest-bearing transaction, and savings accounts	$131,228,353	$131,228,353	$43,509,940	$43,509,940
Certificates of deposit and other time deposits	43,420,099	43,269,000	16,789,598	16,718,000
Note payable	1,541,310	1,541,310	—	—
Securities sold under agreements to repurchase	6,500,000	6,500,000	6,500,000	6,500,000
Accrued interest payable	444,999	444,999	139,348	139,348
	Notational Amount	Estimated Fair Value	Notational Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:
Commitments to extend credit	$50,993,526	—	$16,766,499	—
Letters of credit	125,000	—	538,750	—

NOTE 21—TIDELANDS BANCSHARES, INC. (PARENT COMPANY ONLY)

       Presented below are the condensed financial statements for Tidelands Bancshares, Inc. (Parent Company Only).

Condensed Balance Sheets

	December 31,
	2005	2004
Assets
Cash	$305,019	$243,177
Due from banking subsidiary	—	30,000
Investment in banking subsidiary	22,490,906	7,741,496
Other assets	298,733	294,533

Total assets	$23,094,658	$8,309,206

Liabilities and shareholders' equity
Shareholders' equity	$23,094,658	$8,309,206

Total liabilities and shareholders' equity	$23,094,658	$8,309,206

Condensed Statements of Operations

	For the years ended December 31,
	2005	2004	2003
Income	$—	$—	$375
Expenses
Other expenses	12,447	—	296,815

Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(12,447)	—	(296,440)
Income tax benefit	(4,200)	—	(294,533)
Equity in undistributed losses of banking subsidiary	47,767	(803,415)	(517,310)

Net income (loss)	$39,520	$(803,415)	$(519,217)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$39,520	$(803,415)	$(519,217)
Adjustments to reconcile net loss to net cash used by operating activities:
Increase (decrease) in other assets	(4,200)	—	(62,932)
Equity in undistributed income (losses) of subsidiary	(47,767)	803,415	274,804
Pre-opening expenses transferred to the Bank	—	—	242,506
Decrease (increase) in other liabilities	—	—	(130,077)
Decrease in due from subsidiary	30,000	—	—

Net cash used by operating activities	17,553	—	(194,916)

Cash flows from investing activities:
Purchase of Bank stock	(14,905,000)	—	(8,750,000)
Transfer of capital to the bank	(53,163)	(237,116)	—

Net cash used by operating activities	(14,958,163)	(237,116)	(8,750,000)

Cash flows from financing activities:
Proceeds from notes payable	2,010,333	—	—
Repayments on notes payable	(2,010,333)	—	(711,765)
Issuance of common stock	16,007,200	—	10,333,980
Stock issuance costs	(1,122,327)	—	(444,529)
Retirement of stock	—	—	(100)
Proceeds from exercise of stock options	117,579	237,116	—

Net cash provided by financing activities	15,002,452	237,116	9,177,586

Net increase in cash and cash equivalents	61,842	—	232,670
Cash and cash equivalents, beginning of period	243,177	243,177	10,507

Cash and cash equivalents, end of period	$305,019	$243,177	$243,177

NOTE 22—SUBSEQUENT EVENT

       On February 22, 2006, Tidelands Statutory Trust (the "Trust"), a non-consolidated subsidiary of the Company, issued and sold floating rate capital securities of the trust (the "Capital Securities"), generating proceeds of $8.0 million. The Trust loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

        The Capital Securities in the transaction accrue and pay distributions annually at a rate per annum equal to the three-month LIBOR plus 138 basis points, which was 5.92% at December 31, 2005. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of March 30, 2036. The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.

        The Capital Securities mature or are mandatorily redeemable upon maturity on February 22, 2036 and or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Capital Securities in whole or in part, on or after February 22, 2009. The Company may also redeem the capital securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
Assets:
Cash and cash equivalents:
Cash and due from banks	$3,511,849	$1,863,057
Federal funds sold	17,419,000	6,365,000

Total cash and cash equivalents	20,930,849	8,228,057

Securities available for sale	25,380,729	11,782,299
Nonmarketable equity securities	912,100	150,600

Total securities	26,292,829	11,932,899

Mortgage loans held for sale	2,901,991	1,164,849
Loans receivable	245,780,429	179,660,168
Less allowance for loan losses	3,073,000	2,245,000

Loans, net	242,707,429	177,415,168

Premises, furniture and equipment, net	5,810,423	5,517,907
Accrued interest receivable	1,267,474	905,228
Other assets	2,007,026	1,250,054

Total assets	$301,918,021	$206,414,162

Liabilities:
Deposits:
Noninterest-bearing transaction accounts	$11,302,932	$7,823,659
Interest-bearing transaction accounts	3,405,180	3,386,849
Savings and money market	142,367,000	120,017,845
Time deposits $100,000 and over	43,001,335	23,404,171
Other time deposits	50,243,931	20,015,928

Total deposits	250,320,378	174,648,452

Note payable	1,593,291	1,541,310
Securities sold under agreements to repurchase	6,500,000	6,500,000
Junior subordinated debentures	8,248,000	—
FHLB advance	10,000,000	—
Other borrowings	—	29,840
Accrued interest payable	684,345	444,999
Other liabilities	651,109	154,903

Total liabilities	277,997,123	183,319,504

Shareholders' equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 10,000,000 shares authorized; 3,064,981 and 3,044,054 shares issued and outstanding at June 30, 2006 and December 31, 2005, respectively	30,650	30,441
Capital surplus	25,355,833	25,098,578
Retained deficit	(1,122,510)	(1,852,946)
Accumulated other comprehensive income (loss)	(343,075)	(181,415)

Total shareholders' equity	23,920,898	23,094,658

Total liabilities and shareholders' equity	$301,918,021	$206,414,162

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2006	2005	2006	2005
Interest income:
Loans, including fees	$8,806,779	$2,830,312	$4,823,691	$1,792,109
Securities available for sale, taxable	395,810	323,020	253,435	158,882
Federal funds sold	93,589	57,368	44,403	31,895
Interest-bearing balances	336	774	141	279

Total	9,296,514	3,211,474	5,121,670	1,983,165

Interest expense:
Time deposits $100,000 and over	699,827	345,632	444,422	209,894
Other deposits	3,576,515	807,917	1,977,848	508,726
Other borrowings	428,277	115,323	270,392	57,319

Total	4,704,619	1,268,872	2,692,662	775,939

Net interest income	4,591,895	1,942,602	2,429,008	1,207,226
Provision for loan losses	828,000	803,000	344,000	431,000

Net interest income after provision for loan losses	3,763,895	1,139,602	2,085,008	776,226

Noninterest income:
Service charges on deposit accounts	10,878	5,243	5,857	2,541
Residential mortgage origination income	343,102	147,784	160,404	78,724
Other service fees and commissions	63,821	22,574	38,835	12,528
Other	9,151	2,824	7,398	1,671

Total noninterest income	426,952	178,425	212,494	95,464

Noninterest expense:
Salaries and employee benefits	1,842,370	1,045,382	1,002,545	555,106
Net occupancy	172,350	157,058	96,079	81,788
Furniture and equipment	144,271	116,690	75,847	61,165
Other operating	872,420	543,995	498,864	320,740

Total noninterest expense	3,031,411	1,863,125	1,673,335	1,018,799

Income (loss) before income taxes	1,159,436	(545,098)	624,167	(147,109)
Income tax expense (benefit)	429,000	(185,200)	246,700	(50,300)

Net income (loss)	$730,436	$(359,898)	$377,467	$(96,809)

Earnings (loss) per common share
Basic earnings (loss) per share	$0.24	$(0.16)	$0.12	$(0.03)

Diluted earnings (loss) per share	$0.23	$(0.16)	$0.12	$(0.03)

Weighted average common shares outstanding
Basic	3,046,073	2,194,455	3,047,889	3,036,734

Diluted	3,128,159	2,202,292	3,152,847	3,051,500

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

For the six months ended June 30, 2006 and 2005

(Unaudited)

	Common Stock				Accumulated other comprehensive income (loss)
			Capital surplus	Retained deficit
	Shares	Amount				Total
Balance, December 31, 2004	1,318,693	$13,187	$10,113,380	$(1,892,466)	$75,105	$8,309,206
Proceeds from exercise of stock options	6,041	60	53,102			53,162
Net proceeds from issuance of common stock	1,712,000	17,120	14,867,753			14,884,873
Net loss				(359,898)		(359,898)
Other comprehensive loss, net of taxes of $34,107					(66,208)	(66,208)

Comprehensive loss						(426,106)

Balance, June 30, 2005	3,036,734	$30,367	$25,034,235	$(2,252,364)	$8,897	$22,821,135

Balance, December 31, 2005	3,044,054	$30,441	$25,098,578	$(1,852,946)	$(181,415)	$23,094,658
Proceeds from exercise of stock options	20,927	209	188,574			188,783
Stock based compensation expense			68,681			68,681
Net income				730,436		730,436
Other comprehensive loss, net of taxes of $83,279					(161,660)	(161,660)

Comprehensive income						568,776

Balance, June 30, 2006	3,064,981	$30,650	$25,355,833	$(1,122,510)	$(343,075)	$23,920,898

TIDELANDS BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2006	2005
Cash flows from operating activities:
Net income (loss)	$730,436	$(359,898)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Provision for loan losses	828,000	803,000
Depreciation and amortization expense	139,922	103,134
Discount accretion and premium amortization	(11,345)	(1,663)
Stock based compensation expense	68,681	—
Increase in deferred income tax benefit	(346,213)	(185,200)
Proceeds from sale of residential mortgages held-for-sale	21,142,111	7,862,518
Disbursements for residential mortgages held-for-sale	(22,879,253)	(7,987,918)
Increase in accrued interest receivable	(362,247)	(251,040)
Increase in accrued interest payable	239,345	246,932
Increase in other assets	(324,493)	(83,733)
Increase in other liabilities	496,206	14,200

Net cash provided (used) by operating activities	(278,850)	160,332

Cash flows from investing activities:
Purchases of securities available-for-sale	(15,459,381)	(93,700)
Calls and maturities of securities available-for-sale	862,871	812,190
Net increase in loans receivable	(66,120,261)	(64,496,338)
Purchase of premises, furniture and equipment	(432,438)	(225,766)

Net cash used by investing activities	(81,149,209)	(64,003,614)

Cash flows from financing activities:
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	25,846,760	27,516,250
Net increase in certificates of deposit and other time deposits	49,825,166	27,449,259
Increase in notes payable	51,981	—
Proceeds from junior subordinated debentures	8,248,000	—
Increase in FHLB advance	10,000,000	—
Decrease in other borrowings	(29,839)	(5,270)
Proceeds from issuance of common stock, net	—	14,884,873
Proceeds from exercise of stock options	188,783	53,162

Net cash provided by financing activities	94,130,851	69,898,274

Net increase in cash and cash equivalents	12,702,792	6,054,992
Cash and cash equivalents, beginning of period	8,228,057	3,756,431

Cash and cash equivalents, end of period	$20,930,849	$9,811,423

Cash paid during the period for:
Income taxes	$612,076	$—

Interest	$4,465,273	$1,021,940

NOTE 1—BASIS OF PRESENTATION

        The accompanying financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures, which would substantially duplicate those contained in the most recent annual report on Form 10-KSB. The financial statements, as of June 30, 2006 and for the interim periods ended June 30, 2006 and 2005, are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The financial information as of December 31, 2005 has been derived from the audited financial statements as of that date. For further information, refer to the financial statements and the notes included in the Company's 2005 Annual Report on Form 10-KSB.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization—Tidelands Bancshares, Inc. (the Company) was incorporated on March 27, 2002 to serve as a bank holding company for its subsidiary, Tidelands Bank (the Bank). The Company operated as a development stage company from January 31, 2002 to October 5, 2003. Tidelands Bank commenced business on October 6, 2003. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Charleston, Dorchester, Berkeley and Horry Counties in South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

        Management's Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

        While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

        Concentrations of Credit Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

        The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Charleston and Myrtle Beach metropolitan areas, which includes Charleston, Dorchester, Berkeley and Horry counties, and additional markets along the South Carolina coast. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

        In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

        The Company's investment portfolio consists principally of obligations of the United States and its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

        Securities Available-for-Sale—Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

        Nonmarketable Equity Securities—Nonmarketable equity securities include the cost of the Company's investment in the stock of Federal Home Loan Bank. The stock has no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At June 30, 2006 and December 31, 2005, the Company's investment in Federal Home Loan Bank stock was $862,100 and $150,600, respectively. Dividends received on this stock are included as interest income on securities available for sale. In addition to stock in the Federal Home Loan Bank, the Company owns $50,000 of stock in a community bank holding company.

        Loans Receivable—Loans are stated at their unpaid principal balance. Interest income on loans is computed based upon the unpaid principal balance. Interest income is recorded in the period earned.

        The accrual of interest income is generally discontinued when a loan becomes contractually 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest.

        Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method, which approximates the interest method.

        Under Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for the Impairment of a Loan,and SFAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures, loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are subject to this criteria except for "smaller balance homogeneous loans that are collectively evaluated for impairment" and loans "measured at fair value or at the lower of cost or fair value." The Company considers its consumer installment portfolio, and home equity lines as such exceptions. Therefore, the real estate and commercial loan portfolios are primarily affected by these statements.

        Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged to bad debt expense with a corresponding entry to the allowance for loan losses. The accrual of interest is discontinued on an impaired loan when management determines the borrower may be unable to meet payments as they become due. There were no impaired loans as of June 30, 2006 or December 31, 2005.

        Allowance for Loan Losses—An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. Since there is no prior loan loss history, management has elected to maintain the allowance for loan losses at approximately 1.25% of gross loans. Management believes this percentage is consistent with the industry and the markets in which the Bank operates. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

        Residential Mortgage Loan Held-for-Sale—The Company's residential mortgage lending activities for sale in the secondary market are comprised of accepting residential mortgage loan applications, qualifying borrowers to standards established by investors, funding residential mortgage loans and selling mortgage loans to investors under pre-existing commitments. Funded residential mortgages held temporarily for sale to investors are recorded at the lower of cost or market value. Application and origination fees collected by the Company are recognized as income upon sale to the investor.

        The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

        Premises, Furniture and Equipment—Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 10 years and buildings of 40 years. Leasehold improvements are amortized over the life of the leases, which range from 1 to 10 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

        Securities Sold Under Agreements to Repurchase—The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

        Income Taxes—Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses and depreciable premises and equipment.

        Earnings (Loss) Per Share—Basic earnings (loss) per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive earnings (loss) per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

        Comprehensive Income—Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

        The components of other comprehensive income and related tax effects are as follows:

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
Unrealized gains (losses) on securities available-for-sale	$(244,939)	$(100,315)	$(186,459)	$152,403
Reclassification adjustment for gains realized in net income	—	—	—	—

Net unrealized gains (losses) on securities	(244,939)	(100,315)	(186,459)	152,403
Tax effect	83,279	34,107	63,396	(51,817)

Net-of-tax amount	$(161,660)	$(66,208)	$(123,063)	$100,586

        Statements of Cash Flows—For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

        Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the consolidated financial statements.

        Off-Balance-Sheet Financial Instruments—In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

        Recently Issued Accounting Pronouncements—The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its financial position, results of operations and cash flows.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This Statement amends FASB No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial position, results of operations and cash flows.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

        Risks and Uncertainties—In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

        The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. Periodic examinations by the regulatory agencies, which may subject the Company to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

        Reclassifications—Certain captions and amounts in the 2005 financial statements were reclassified to conform to the 2006 presentation.

        Stock-Based Compensation—On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), Accounting for Stock-Based Compensation, to account for compensation costs under its stock option plans. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plans equals the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

        In adopting SFAS No. 123, the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. See Note 19 for assumptions used to estimate the grant-date per share fair value of the options in the table below. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period.

	For the Six Months Ended June 30,		For the Three Months Ended June 30,
	2006	2005	2006	2005
Net income (loss), as reported	$730,436	$(359,898)	$377,467	$(96,809)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	45,329	—	24,977	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(45,329)	(61,588)	(24,977)	(30,957)

Pro forma net income (loss) including stock-based compensation cost based on fair-value method	$730,436	$(421,486)	$377,467	$(127,766)

Earnings (loss) per share:
Basic—as reported	$0.24	$(0.16)	$0.12	$(0.03)

Basic—pro forma	$0.24	$(0.19)	$0.12	$(0.04)

Diluted—as reported	$0.23	$(0.16)	$0.12	$(0.03)

Diluted—pro forma	$0.23	$(0.19)	$0.12	$(0.04)

NOTE 3—CASH AND DUE FROM BANKS

       The Company maintains cash balances with its correspondent banks to meet reserve requirements determined by the Federal Reserve. At June 30, 2006 and December 31, 2005, the reserve requirement was met by the cash balance in the vault.

NOTE 4—INVESTMENT SECURITIES

        The amortized cost and estimated fair values of securities available for sale were:

		Gross Unrealized
	Amortized Cost			Estimated Fair Value
		Gains	Losses
June 30, 2006
U.S. agency securities	$8,212,801	$7,108	$65,306	$8,154,603
Mortgage-backed securities	17,690,724	17,784	482,382	17,226,126

Total	$25,903,525	$24,892	$547,688	$25,380,729

December 31, 2005
U.S. agency securities	$1,496,229	$—	$14,042	$1,482,187
Mortgage-backed securities	10,560,941	19	260,848	10,300,112

Total	$12,057,170	$19	$274,890	$11,782,299

        The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty. Mortgage-backed securities had no maturity schedule presented as paydowns are expected before contractual maturity dates.

        At June 30, 2006 and December 31, 2005, investment securities with a book value of $6,469,582 and $6,155,522 and a market value of $6,167,443 and $5,995,117, respectively, were pledged as collateral for the securities sold under agreements to repurchase. There were no sales of securities in 2006 or 2005.

        The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2006.

Securities available-for-sale:

	Less than Twelve months		Twelve months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. agency securities	$5,968,126	$65,306	$—	$—	$5,968,126	$65,306
Mortgage-backed securities	7,990,573	123,380	6,236,667	359,002	14,227,240	482,382

	$13,958,699	$188,686	$6,236,667	$359,002	$20,195,366	$547,688

        Securities classified as available-for-sale are recorded at fair market value. Approximately 30.9% of the unrelated losses, or six securities, consisted of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

NOTE 5—LOANS RECEIVABLE

        Major classifications of loans receivable are summarized as follows:

	June 30, 2006	December 31, 2005
Real estate—construction	$118,294,119	$81,877,706
Real estate—mortgage	100,172,032	85,025,130
Commercial and industrial	25,891,812	11,360,229
Consumer	1,719,933	1,708,116
Deferred loan fees, net	(297,467)	(311,013)

Total loans receivable, gross	245,780,429	179,660,168
Less allowance for loan loss	3,073,000	2,245,000

Total loans receivable, net	$242,707,429	$177,415,168

        The composition of gross loans by rate type is as follows:

	June 30, 2006	December 31, 2005
Variable rate loans	$186,164,329	$160,949,770
Fixed rate loans	59,616,100	18,710,398

Total gross loans	$245,780,429	$179,660,168

        Transactions in the allowance for loan losses are summarized below:

	June 30, 2006	December 31, 2005
Balance, beginning of year	$2,245,000	$700,000
Provision charged to operations	828,000	1,545,000

Balance, end of period	$3,073,000	$2,245,000

Gross loans outstanding, end of period	$245,780,429	$179,660,168

        The allowance for loan losses, as a percent of gross loans outstanding, was 1.25% at June 30, 2006 and December 31, 2005. At June 30, 2006 and December 31, 2005, the Bank had no loans in nonaccrual status. Furthermore, there were no loans contractually past due ninety days or more and still accruing interest at June 30, 2006 or December 31, 2005.

NOTE 6—PREMISES, FURNITURE AND EQUIPMENT

        Premises, furniture and equipment consisted of the following:

	June 30, 2006	December 31, 2005
Land and land improvements	$2,970,884	$2,970,884
Building and leasehold improvements	1,838,294	1,838,294
Furniture and equipment	919,874	869,459
Software	244,391	230,989
Construction in progress	366,022	41,252

Total	6,339,465	5,950,878
Less, accumulated depreciation	529,042	432,971

Premises, furniture and equipment, net	$5,810,423	$5,517,907

        Depreciation expense for the six months ended June 30, 2006 and 2005 amounted to $139,922 and $103,328, respectively.

NOTE 7—DEPOSITS

        At June 30, 2006, the scheduled maturities of certificates of deposit were as follows:

Maturing:	Amount
Within one year	$86,501,715
After one through two years	6,555,699
Greater than two years	187,852

Total	$93,245,266

NOTE 8—SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

       Securities sold under repurchase agreements are summarized as follows for the periods ended June 30, 2006 and December 31, 2005:

	2006	2005
Amount outstanding at period end	$6,500,000	$6,500,000
Average amount outstanding during period	6,500,000	6,500,000
Maximum outstanding at any period—end	6,500,000	6,500,000
Weighted average rate paid at period—end	5.59%	4.66%
Weighted average rate paid during the period	5.40%	3.69%

        The Bank has entered into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amounts of securities underlying the agreements are book entry securities. The agreements are collateralized by certain investment securities as described in the investment securities footnote.

NOTE 9—NOTE PAYABLE

        On July 12, 2005, the Company executed a note with Nexity Bank to borrow $1,680,000. The principal balance was paid off on July 12, 2006. Interest based on the prime rate minus 100 basis points (7.0% at June 30, 2006) was payable monthly. Proceeds from the note were used to purchase property for future branch use.

NOTE 10—JUNIOR SUBORDINATED DEBENTURES

        On February 22, 2006, Tidelands Statutory Trust (the "Trust"), a non-consolidated subsidiary of the Company, issued and sold floating rate capital securities of the trust (the "Capital Securities"), generating proceeds of $8.0 million. The Trust loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

        The Capital Securities in the transaction accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 138 basis points, which was 6.34% at June 30, 2006. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of March 30, 2036. The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.

        The Capital Securities mature or are mandatorily redeemable upon maturity on March 30, 2036 and or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Capital Securities in whole or in part, on or after March 30, 2011. The Company may also redeem the capital securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

NOTE 11—FEDERAL HOME LOAN BANK ADVANCE

        On June 27, 2006, the Bank took down a prime based advance from the Federal Home Loan Bank ("FHLB"). The advance was $10 million for a two year term. At June 30, 2006, the variable interest rate was 5.395%.

NOTE 12—OTHER OPERATING EXPENSES

        Other operating expenses for the six and three months ended June 30, 2006 and 2005 are summarized below:

	For the Six Months Ended June 30,		For the Three Months Ended June 30,
	2006	2005	2006	2005
Professional fees	$227,779	$123,172	$132,251	$87,748
Telephone expenses	30,239	20,768	15,053	11,927
Office supplies, stationery, and printing	36,101	42,430	20,013	20,812
Insurance	54,288	29,623	25,453	14,053
Postage	11,515	7,231	4,714	4,284
Data processing	83,345	54,761	43,118	30,896
Other	429,153	266,010	258,262	151,020

Total	$872,420	$543,995	$498,864	$320,740

NOTE 13—COMMITMENTS AND CONTINGENCIES

       The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 14—EARNINGS (LOSS) PER SHARE

        Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

        Basic and diluted earnings (loss) per share are computed below:

	Six months ended June 30,		Three months ended June 30,
	2006	2005	2006	2005
Basic earnings (loss) per share computation:
Net income (loss) available to common shareholders	$730,436	$(359,898)	$377,467	$(96,809)

Average common shares outstanding—basic	3,046,073	2,194,455	3,047,889	3,036,734

Basic earnings (loss) per share	$0.24	$(0.16)	$0.12	$(0.03)

Diluted earnings (loss) per share computation:
Net income (loss) available to common shareholders	$730,436	$(359,898)	$377,467	$(96,809)

Average common shares outstanding—basic	3,046,073	2,194,455	3,047,889	3,036,734
Incremental shares from assumed conversions: Stock options	82,086	7,837	104,958	14,766

Average common shares outstanding—diluted	3,128,159	2,202,292	3,152,847	3,051,500

Diluted earnings (loss) per share	$0.23	$(0.16)	$0.12	$(0.03)

NOTE 15—REGULATORY MATTERS

       The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Company's or Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

        The Company and Bank are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

        As of June 30, 2006 and December 31, 2005, management believes it is categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Company's and Bank's category.

        The following table summarizes the capital amounts and ratios of the Company and the regulatory minimum requirements at June 30, 2006 and December 31, 2005.

					To Be Well- Capitalized Under Prompt Corrective Action Provisions
			For Capital Adequacy Purposes
	Actual
Tidelands Bancshares, Inc.
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2006
Total capital (to risk-weighted assets)	$34,120,000	13.32%	$20,498,560	8.00%	$25,623,200	10.00%
Tier 1 capital (to risk-weighted assets)	31,047,000	12.12%	10,249,280	4.00%	15,373,920	6.00%
Tier 1 capital (to average assets)	31,047,000	11.27%	11,021,090	4.00%	13,776,360	5.00%
December 31, 2005
Total capital (to risk-weighted assets)	$24,488,000	12.14%	$16,143,040	8.00%	20,178,800	10.00%
Tier 1 capital (to risk-weighted assets)	22,243,000	11.02%	8,071,520	4.00%	12,107,280	6.00%
Tier 1 capital (to average assets)	22,243,000	11.76%	7,567,880	4.00%	9,459,850	5.00%

        The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at June 30, 2006 and December 31, 2005.

					To Be Well- Capitalized Under Prompt Corrective Action Provisions
			For Capital Adequacy Purposes
	Actual
Tidelands Bank
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2006
Total capital (to risk-weighted assets)	$32,726,000	12.81%	$20,442,160	8.00%	$25,552,700	10.00%
Tier 1 capital (to risk-weighted assets)	29,653,000	11.60%	10,221,080	4.00%	15,331,620	6.00%
Tier 1 capital (to average assets)	29,653,000	11.24%	10,550,620	4.00%	13,188,270	5.00%
December 31, 2005
Total capital (to risk-weighted assets)	$24,183,000	12.00%	$16,119,120	8.00%	$20,148,900	10.00%
Tier 1 capital (to risk-weighted assets)	21,938,000	10.89%	8,059,560	4.00%	12,089,340	6.00%
Tier 1 capital (to average assets)	21,938,000	11.59%	7,569,900	4.00%	9,462,380	5.00%

NOTE 16—UNUSED LINES OF CREDIT

       As of June 30, 2006, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $23,500,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. In addition to these credit lines, unused credit availability at the Federal Home Loan Bank amounted to $19.8 million at June 30, 2006.

NOTE 17—SHAREHOLDERS' EQUITY

        Private Placement—On March 29, 2005, the Company closed a private placement in which 1,712,000 shares of the Company's common stock were issued at a purchase price of $9.35 per share. Net proceeds after deducting placement agent fees and expenses were $14.9 million. Proceeds from the offering have been used to support the growth of the Company.

        Restrictions on Dividends—South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to Tidelands Bancshares, Inc. are payable only from the undivided profits of the Bank. At June 30, 2006, the Bank had negative undivided profits. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last federal or state regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

NOTE 18—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

        The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Standby letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

        Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

        The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at June 30, 2006.

Amount
Commitments to extend credit	$71,437,539
Standby letters of credit	50,000

Total	$71,487,539

NOTE 19—STOCK COMPENSATION PLANS

       On May 10, 2004, the Company established the 2004 Tidelands Bancshares, Inc. Stock Incentive Plan ("Stock Plan") that provides for the granting of options to purchase twenty percent of the outstanding shares of the Company's common stock to directors, officers, or employees of the Company. The plan was amended during 2005 to provide for the designation of an additional 348,997 shares as incentive stock options. The per-share exercise price of incentive stock options granted under the Stock Plan may not be less than the fair market value of a share on the date of grant. The per-share exercise price of stock options granted is determined by a committee appointed by the Board of Directors. The expiration date of any option may not be greater than ten years from the date of grant. Options that expire, unexercised or are canceled become available for reissuance. Options have been adjusted for the five for four stock split in 2004.

        In calculating the pro forma disclosures, the fair value of options granted is estimated as of the date granted using the Binomial option valuation model with the following weighted-average assumptions used for grants:

	Six Months Ended June 30,		Three Months Ended June 30,
	2006	2005	2006	2005
Dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	14.95%	7.57%	18.10%	7.57%
Risk-free interest rate	4.74%	4.14%	5.09%	4.14%
Expected life in years	6.32	8.01	6.78	8.01

        The weighted-average fair value of options, calculated using the binomial option valuation model, granted during 2005 is $2.68 and $3.72 for options granted in 2006.

        A summary of the status of the Company's stock option plan for the six and three months ended June 30, 2006 is presented below:

	Six Month Ended June 30, 2006		Three Months Ended June 30, 2006
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of period	245,619	$9.01	253,352	$9.16
Granted	18,763	12.49	5,363	14.42
Exercised	(20,927)	9.02	(19,426)	8.95
Cancelled	(4,816)	8.95	(650)	9.88

Outstanding at June 30, 2006	238,639	$9.29	238,639	$9.29

Options exercisable at June 30, 2006	85,654		85,654

Shares available for grant	313,124		313,124

        The following table summarizes information about the stock options outstanding under the Company's plans at June 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Number Outstanding at 6/30/06	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 6/30/06	Average Exercise Price
$8.80 to $9.00	176,446	8.06 years	$8.80	68,181	$8.80
$9.01 to $10.00	43,430	9.32 years	$9.89	16,160	$9.98
$10.01 to $20.00	18,763	9.77 years	$12.49	1,313	$13.80

	238,639	8.43 years	$9.29	85,654	$9.10

            Shares

Common Stock

PROSPECTUS

S A N D L E R  O ' N E I L L  +  P A R T N E R S,  L . P .

                        , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

        Tidelands Bancshares' articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director to Tidelands Bancshares, Inc. or its shareholders for any breach of duty as a director. There is no limitation of liability for: a breach of duty involving appropriation of a business opportunity of Tidelands Bancshares, Inc.; an act or omission which involves intentional misconduct or a knowing violation of law; any transaction from which the director derives an improper personal benefit; or as to any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (the "Corporation Act"). In addition, if at any time the Corporation Act shall have been amended to authorize further elimination or limitation of the liability of director, then the liability of each director of Tidelands Bancshares shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Corporation Act require such action. The provision does not limit the right of Tidelands Bancshares or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

        Tidelands Bancshares' bylaws contain provisions which provide indemnification to directors that is broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the Corporation Act. To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer, Sections 33-8-510 and 33-8-520 of the Corporation Act would require Tidelands Bancshares to indemnify those persons against expenses (including attorney's fees) actually and reasonably incurred in connection with that action or proceeding. The Corporation Act expressly allows Tidelands Bancshares to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

        Insofar as indemnification for liabilities arising under the Corporation Act may be permitted to directors, officers, and controlling persons in the articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the SEC for matters under the securities laws, such indemnification is against public policy as expressed in the Corporation Act and is, therefore, unenforceable.

        The board of directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

        We have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent against any liability asserted against him or incurred by him in any such capacity, whether or not we would have the power to indemnify him against such liability under the bylaws.

Item 25. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of common stock being registered, all of which will be paid by Tidelands Bancshares, Inc. All amounts are estimates except the SEC filing fee and NASDAQ listing fee.

SEC filing fee		$2,461
NASDAQ listing fee		100,000
NASD filing fee		*
Printing expenses		60,000
Legal fees and expenses		150,000
Accounting fees and expenses		30,000
Miscellaneous disbursements		*

Total	$

*
To be filed by amendment

Item 26. Recent Sales of Unregistered Securities.

        Sales of Common Stock.    On March 29, 2005, Tidelands Bancshares, Inc. (the "Company") closed the sale of 1,712,000 shares of common stock at $9.35 per share to qualified investors under an exemption from registration contained in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D under the Securities Act. Sandler O'Neill & Partners, L.P. was the exclusive placement agent.

        Issuances of Subordinated Debentures.    On February 22, 2006, the Company issued floating rate subordinated debentures in the aggregate principal amount of $8,000,000 to Tidelands Statutory Trust I, a wholly-owned subsidiary. Tidelands Statutory Trust I had previously issued 30-year floating rate debt securities to institutional investors in a pooled trust preferred issue, and used the proceeds to purchase our floating rate subordinated debentures. The issuance of our floating rate subordinated debentures to this subsidiary was made in reliance upon the exemption from compliance with the registration requirements of the Securities Act provided by Rule 506 under Section 4(2) of the Securities Act.

Item 27. Exhibits

1.1	Form of Underwriting Agreement.
3.1.	Restated Articles of Incorporation (incorporated by reference as Exhibit 3.1 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).
3.2.	Bylaws (incorporated by reference as Exhibit 3.2 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).
4.1.
See Exhibits 3.1 and 3.2 for provisions in Tidelands Bancshares, Inc.'s Articles of Incorporation and Bylaws defining the rights of holders of the common stock (incorporated by reference as Exhibit 4.1 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).
4.2.	Form of certificate of common stock (incorporated by reference as Exhibit 4.2 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP (to be filed by amendment).
10.1
Lease Agreement between Savings Associates and Tidelands Bank (incorporated by reference as Exhibit 10.1 to the Company's Form 10-KSB filed with the SEC for the period ended December 31, 2004, File No. 000-50707).

10.2
Amended and Restated Employment Agreement between Tidelands Bancshares, Inc. and Robert H. Mathewes (incorporated by reference as Exhibit 10.9 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).*
10.3	Employment Agreement between Tidelands Bancshares, Inc. and Robert E. Coffee, Jr. (incorporated by reference as Exhibit 10.10 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).*
10.4	Employment Agreement between Tidelands Bancshares, Inc. and Alan W. Jackson (incorporated by reference as Exhibit 10.2 to the Company's Form 10-QSB for the period ended September 30, 2003).*
10.5	Tidelands Bancshares, Inc. 2004 Stock Incentive Plan and Form of Stock Option Agreement (incorporated by reference as Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 2003).*
10.6
Amended and Restated Declaration of Trust among Tidelands Bancshares, Inc., as Depositor, Wilmington Trust Company, as property trustee, Wilmington Trust Company, as Delaware trustee, and the Administrators named therein, including exhibits containing the related forms of the Tidelands Statutory Trust I Common Securities Certificate and the Preferred Securities Certificate (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 29, 2006).
10.7
Guarantee Agreement between Tidelands Bancshares, Inc., as guarantor, and Wilmington Trust Company, as guarantee trustee (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on February 29, 2006).
10.8	Agreement for Purchase and Sale between Park West Development, Inc. and Tidelands Bank (incorporated by reference to Exhibit 10.1 to the Company's Form 10-QSB filed on August 15, 2005).
10.9
Agreement to Buy and Sell Real Estate between Tidelands Bank and Frank W. Brumley, Patrick W. McKinney, Michael C. Robinson and Milton E. Morgan (incorporated by reference to Exhibit 10.2 to the Company's Form 10-QSB filed on August 15, 2005).
10.10
Addendum I to Agreement to Buy and Sell between Tidelands Bank and Frank W. Brumley, Patrick W. McKinney, Michael C. Robinson and Milton E. Morgan (incorporated by reference to Exhibit 10.3 to the Company's Form 10-QSB filed on August 15, 2005).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company's Form 10-KSB filed on April 14, 2006).
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Nelson Mullins Riley & Scarborough LLP (appears in its opinion to be filed as Exhibit 5.1).
24	Power of Attorney (contained on the signature page hereof).

*
Denotes a management contract, compensatory plan or arrangement

Item 28. Undertakings

A.
We hereby undertake:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)
Include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii)
    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

    (iii)
    Include any additional or changed material information on the plan of distribution.

  (2)
  For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

  (3)
  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  (4)
  For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

B.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

C.
1.
For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

2.
For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Mount Pleasant, State of South Carolina, on August 21, 2006.

TIDELANDS BANCSHARES, INC.
By:	/s/ ROBERT E. COFFEE, JR. Robert E. Coffee, Jr. President and Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert E. Coffee, Jr. as such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto this attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that this attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL W. BURRELL Michael W. Burrell	Director	August 21, 2006
/s/ JOHN N. CAGLE, III, DMD John N. Cagle, III, DMD	Director	August 21,2006
/s/ ALAN D. CLEMMONS Alan D. Clemmons	Director	August 21, 2006
/s/ ROBERT E. COFFEE, JR. Robert E. Coffee, Jr.	Director, President, and Chief Executive Officer (Principal Executive Officer)	August 21, 2006
/s/ RICHARD L. GRANGER Richard L. Granger	Director	August 21, 2006
/s/ ALAN W. JACKSON Alan W. Jackson	Chief Financial Officer (Principal Financial and Accounting Officer)	August 21, 2006

/s/ BARRY I. KALINSKY Barry I. Kalinsky	Director, Chairman	August 21, 2006
/s/ MORRIS KALINSKY Morris Kalinsky	Director	August 21, 2006
/s/ PAUL J. KERWIN, DVM Paul J. Kerwin, DVM	Director	August 21, 2006
/s/ JOHN T. PARKER, JR. John T. Parker, Jr.	Director	August 21, 2006
/s/ TANYA D. ROBINSON Tanya D. Robinson	Director	August 21, 2006
/s/ LARRY W. TARLETON Larry W. Tarleton	Director	August 21, 2006

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TABLE OF CONTENTS
SUMMARY
The Offering
Risk Factors
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
MARKET FOR OUR COMMON STOCK
DIVIDEND POLICY
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SUPERVISION AND REGULATION
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED AND UNAUDITED)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TIDELANDS BANCSHARES, INC. AND SUBSIDIARY Consolidated Balance Sheets
TIDELANDS BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Operations For the years ended December 31, 2005, 2004 and 2003
TIDELANDS BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income For the years ended December 31, 2005, 2004 and 2003
TIDELANDS BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Cash Flows For the years ended December 31, 2005, 2004 and 2003
Condensed Balance Sheets
Condensed Statements of Operations
Condensed Statements of Cash Flows
TIDELANDS BANCSHARES, INC. AND SUBSIDIARY Consolidated Balance Sheets
TIDELANDS BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Operations (Unaudited)
TIDELANDS BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income For the six months ended June 30, 2006 and 2005 (Unaudited)
TIDELANDS BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Cash Flows (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES